Manually Signed

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

P.E. 3/31/04

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
MAY 2 4 2004
WASH., D.C.
158
SECTION

For the month of March 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited
(Translation of registrant's name into English)



04031713

Jinshanwei, Shanghai
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANGHAI PETROCHEMICAL COMPANY LIMITED

Dated: May 20, 2004

By: 

Name: Lu Yiping
Title: Chairman



SINOPEC

中国石化上海石油化工股份有限公司



SHANGHAI PETROCHEMICAL COMPANY LIMITED

2003 ANNUAL REPORT



Contents

IMPORTANT:

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") and its Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Mr. Xu Kaicheng, Mr. Feng Jianping and Mr. Li Weichang and Mr. Zhang Baojian, Directors of the Company, could not attend the tenth meeting of the fourth session of the Board, for reason of official duties, Mr. Xu Kaicheng, Mr. Feng Jianping, Mr. Li Weichang and Mr. Zhang Baojian each gave irrevocable authorisation to Mr. Lu Yiping to vote on their behalf, in respect of the resolutions put forward in the meeting of the Board.

Mr. Lu Yiping, Chairman, of the Company, Mr. Rong Guangdao, Director and President of the Company, Mr. Han Zhihao, Chief Financial Officer of the Company and Mr. Hua Xin, Finance Manager of the Finance Department of the Company hereby warrant the authenticity and completeness of the financial statements contained in this Annual Report.





Company Profile

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical enterprises in the People's Republic of China (the "PRC") based on 2003 sales. It is also one of the largest PRC producers of ethylene. Ethylene is one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics. With the exception of petroleum products, the Company is a major competitor in every product market in which it participates.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products in the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company's rapid development is supported by the ever-increasing demand in the PRC for downstream petrochemical products. Relying on the competitive advantage from its vertical integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company incorporated under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the New York Stock Exchange.

Since the listing of its shares, the Company has made continuing efforts to improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical corporation.



Financial Highlights

(Prepared under International Financial Reporting Standards)

Expressed in RMB millions	1999	2000	2001	2002	**2003**
Year ended 31 December:					
Net sales	14,036.6	20,728.6	19,617.8	21,723.0	**28,942.7**
Profit before tax	720.8	1,080.6	145.8	1,045.0	**1,590.4**
Profit after tax	624.7	879.8	144.6	960.5	**1,445.3**
Profit attributable to shareholders	605.7	856.5	116.0	916.4	**1,401.7**
Earnings per share	RMB0.084	RMB 0.119	RMB0.016	RMB0.127	**RMB0.195**
At 31 December:					
Shareholders' equity	13,005.1	13,501.6	13,063.8	13,980.2	**15,021.9**
Total assets	21,947.2	21,701.3	24,325.6	26,085.9	**27,101.5**
Total liabilities	9,035.1	7,919.4	10,904.0	11,739.0	**11,738.4**

Net sales

(RMB millions)


30,000
28,000
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,036.6
20,728.6
19,617.8
21,723.0
28,942.7
1999
2000
2001
2002
2003

(Prepared under PRC Accounting Rules and Regulations)

1. Major business data

RMB'000

	For the years ended 31 December			
Item	**2003**	2002	Increase/decrease compared to the previous year(%)	2001
Income from principal operations	**29,567,140**	22,322,896	32.45	20,197,396
Total profit	**1,576,602**	1,036,238	52.14	93,509
Net profit	**1,385,556**	908,965	52.43	71,604
Net profit excluding non-recurring items	**1,485,198**	1,009,815	47.08	206,619
Net cash flow from operating activities	**2,692,641**	2,322,574	15.93	2,838,737

	As at 31 December				
		2002		Increase/decrease compared to last year	
	2003	[1] (After adjustment)	(Before adjustment)	(after adjustment)(%)	2001
Current assets	**7,993,651**	6,945,672	6,945,672	15.09	6,229,230
Current liabilities	**8,479,655**	7,065,576	7,425,576	20.01	7,307,037
Total assets	**27,580,828**	26,562,285	26,562,285	3.83	24,770,182
Shareholders' equity (excluding minority interest)	**15,507,016**	14,481,460	14,121,460	7.08	13,572,495

Non-recurring items	2003 RMB'000
Non-operating income	19,376
Non-operating expenses	(202,984)
Loss on disposal of subsidiaries	(7,229)
Reversal of provisions	73,611
Tax adjustments for the above items	17,584
Total	(99,642)

2. Financial indicators

Item	2003	2002 [1] (After adjustment)	2002 (Before adjustment)	Increase/decrease compared to last year (after adjustment) (%)	2001
	For the years ended 31 December				
Earnings per share (RMB)	**0.192**	0.126	0.126	52.38	0.010
Return on net assets (%)	**8.94**	6.28	6.44	42.04	0.53
Return on net assets based on net profit excluding non-recurring items (%)(fully diluted)	**9.58**	6.97	7.15	37.35	1.53
Return on net assets based on net profit excluding non-recurring items (%)(weighted average)	**9.91**	7.20	7.29	37.64	1.53
Net cash flow per share from operating activities (RMB)	**0.374**	0.323	0.323	15.79	0.394

Item	2003	2002 [1] (After adjustment)	2002 (Before adjustment)	Increase/decrease compared to last year (after adjustment) (%)	2001
	For the years ended 31 December				
Net asset value per share (RMB)	**2.154**	2.011	1.961	7.26	1.885
Adjusted net asset value per share (RMB)	**2.149**	1.996	1.946	7.81	1.867

Notes:

(1) The Company adopted the revised "Accounting Regulations for Business Enterprises - Post Balance Sheet Events" that resulted in a change in accounting policy which has been applied retrospectively (please refer to note 2 to the financial statements prepared under PRC Accounting Rules and Regulations).

(2) The above indicators were derived from the data included in the audited financial statements for 2001, 2002 and 2003. The total number of shares in issue as at 31 December 2001, 2002 and 2003 was 7,200,000,000.



3. Changes in Shareholders' Equity

Description	Share Capital	Capital Reserve	Surplus Reserve	(Of which: Statutory Public Welfare Fund)	Retained Earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Beginning of the year	7,200,000	2,856,278	3,124,730	840,019	1,300,452	14,481,460
Increase during the year	-	-	277,112	138,556	1,385,556	1,662,668
Decrease during the year	-	-	-	-	(637,112)	(637,112)
End of the year	7,200,000	2,856,278	3,401,842	978,575	2,048,896	15,507,016

Note:

(i) The statutory public welfare fund is included in the surplus reserve.

(ii) In 2003, the Company recorded a consolidated net profit of RMB 1,385,556,000, out of which RMB138,556,000 each was transferred to each of the statutory surplus reserve and statutory public welfare fund, respectively.

(iii) A final dividend of RMB 0.05 per share totalling RMB 360,000,000 war approved and paid during the year for 2002.

4. Return on net assets and earnings per share prepared in compliance with the "Regulation on the preparation of information disclosures by companies publicly issuing securities, No. 9" issued by the China Securities Regulatory Commission:

Profit for the reporting period	Return on net assets		Earnings per share	
	Fully diluted (%)	Weighted average (%)	Fully diluted RMB	Weighted average RMB
Profit from principal operations	23.86	24.68	0.514	0.514
Operating profit	11.24	11.62	0.242	0.242
Net profit	8.94	9.24	0.192	0.192
Net profit excluding non-recurring items	9.58	9.91	0.206	0.206

Fully diluted return on net assets = profit for the reporting period/net assets at the end of the period x 100%

Weighted average return on net assets = profit for the reporting period/((net assets at the beginning of the period + net assets at the end of the period)/2) x 100%

Fully diluted earnings per share = profit for the reporting period / number of shares issued at the end of the period

Weighted average earnings per share = profit for the reporting period/((number of shares issued at the beginning of the period + number of shares issued at the end of the period)/2)

5. Consolidated statement of assets provisions

Year ended 31 December 2003

	As at 1 January 2003 RMB'000	Increase for the year RMB'000	Write-off for the year RMB'000	As at 31 December 2003 RMB'000
(1) Total provision for bad debts	66,581	42,496	(62,590)	46,487
of which: Trade debtors	43,339	33,644	(37,172)	39,811
Other debtors	23,242	8,852	(25,418)	6,676
(2) Total provision for diminution in inventories	26,672	49,560	(7,721)	68,511
of which: Finished goods	9,048	1,415	(6,566)	3,897
Spare parts and consumables	17,624	48,145	(1,155)	64,614
(3) Total provision for impairment losses of long-term investments	9,658	25,430	(3,300)	31,788
of which: Long-term equity investments	9,658	25,430	(3,300)	31,788
(4) Total provision for impairment losses of fixed assets	-	24,600	-	24,600
of which: Plant, machinery, equipment and other fixed assets	-	24,600	-	24,600



012

6. Changes in the financial statements of the Group

(Details of reporting items with annual changes of 30% or more, and occupying 5% or more of total assets for the reporting periods or 10% or more of net profits reported of the Company, together with reasons for the change)

Item	As at 31 December 2003 RMB'000	As at 31 December 2002 RMB'000	Change %	Reason for change
Short-term loan	**4,575,588**	3,224,726	41.89	Due to the Group's increased demand for working capital as a result of the growth of production volume
Long-term loan	**3,206,848**	4,590,891	-30.15	Due to the Group's reduced financing needs for capital expenditure after the completion of Phase IV Project and other major capital expansion projects

Item	Year ended 31 December 2003 RMB'000	Year ended 31 December 2002 RMB'000	Change %	Reason for change
Income from principal operations	**29,567,140**	22,322,896	32.45	Increases in prices and output of the products
Cost of sales	**25,242,197**	18,743,107	34.67	Increase in products output
Income from operations	**1,742,637**	1,096,517	58.92	Increases in prices and output of the products
Net profit	**1,385,556**	908,965	52.43	Increases in prices and output of the products

7. For differences between financial statements prepared under International Financial Reporting Standards ("IFRS") and PRC Accounting Rules and Regulations, please refer to Section C of this annual report.



Principal Products

The Group produces over 60 different types of products including a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. As a result of the Group's high degree of integration, many of the petroleum products and intermediate petrochemical products produced by the Group are used primarily in the production of the Group's downstream products.

The following table sets forth 2003 net sales of the Group's major products as a percentage of total net sales and their typical uses.

Major products sold by the Company	% of 2003 net sales	Typical uses
Manufactured Products		
Synthetic Fibres		
Polyester staple	2.77	Textiles and apparel
Polyester filament-POY	0.19	Low stretch yarn and DTY and textiles
Acrylic staple	6.44	Cotton type fabrics wool type fabrics delre, and acrylic top
Acrylic top	2.86	High bulk hand knitting yarn,blankets and fabrics
PP fibre	0.47	Industrial unwoven fabrics, textiles and apparel
Others	1.41	
Subtotal:	14.14	
Resins and Plastics		
Polyester chips	7.73	Polyester fibres, films and containers
LDPE pellets	11.33	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
LDPE film	0.51	Agricultural greenhouse materials and packing materials for consumer products
PP pellets	9.66	Extruded films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	1.26	PVA fibres, building coating materials and textile starch
Others	0.14	
Subtotal:	30.63	


Trading and Others
6.23%
Petroleum Products
35.69%
Synthetic Fibres
14.14%
Resins and Plastics
30.63%
Intermediate Petrochemical
Products 13.31%

Major products sold by the Company	% of 2003 net sales	Typical uses
Intermediate Petrochemical Products		
Ethylene	1.66	Feedstock for PE, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fibre
Ethylene oxide	1.28	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	2.97	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
Butadiene	2.41	Synthetic rubber and plastics
Ethylene glycol	0.71	Fine chemicals
Others	4.28	
Subtotal:	13.31	
Petroleum Products		
Gasoline	7.03	Transportation fuels
Diesel	19.33	Agricultural fuels
Residual oil	0.33	Industrial fuels
Jet oil	4.15	Transportation fuels
Others	4.85	
Subtotal:	35.69	
Trading and Others	6.23	
TOTAL:	100.00	



To: all shareholders:

I am pleased to report to the shareholders of Sinopec Shanghai Petrochemical Company Limited (the "Company") and its subsidiaries (the "Group") that the Company achieved satisfactory operating results in 2003. The Group's turnover for the year ended 31 December 2003 amounted to RMB29,567 million (HK$27,744 million), an increase of 32.5% compared to the corresponding period in 2002. Profit before taxation grew 52.3%, year-on-year, to RMB1,590 million (HK$1,492 million), while profit after taxation and minority interests amounted to RMB1,402 million (HK$1,316 million), an increase of 53.0% compared to the corresponding period in the previous year, heralding a track record of consecutive growth over two years. Net asset value per share at the end of 2003 increased to RMB2.09 per share from RMB1.94 per share at the end of 2002, as shareholders' equity grew in tandem with operating results. The growth in net asset value per share for two years in a row reflected the continuous sound production management and capital operations of the Company.

The Board of Directors has recommended a final dividend of RMB0.08 per share for 2003, equivalent to RMB8.00 per share per American Depositary Share ("ADS"). This represents an aggregate annual dividend payment of RMB576,000,000. Subject to shareholders' approval at the 2003 annual general meeting ("AGM") to be held on 18 June 2004, the final dividend will be payable to holders of H Shares whose names appear on the register of members of the Company on 18 May 2004 and holders of ADSs whose names appear on register of members of the Company on 17 May 2004. Details of the record date and the method and timing for dividend payments to holders of A Shares will be announced separately.

During 2003, the Group continued to focus on safety, stability, optimisation and enhancement in its operations, in close adherence to its operating objectives of "increasing profitability and enhancing international competitiveness". Capitalising on favourable conditions resulting from the global economic recovery and China's increased economic growth as well as opportunities presented by the rapid recovery of the global petrochemical industry, the Group overcame the adverse impact of SARS and sustained high levels of crude oil prices to fully make use of the Company's expanded capacity and technological edge following the commissioning of the "Phase IV" Project. Further restructuring of the management regime and remuneration allocation system and the opmisation of production units were implemented, whilst improvements were also made to marketing strategies. The construction of key capital expenditure projects was expedited while increased efforts were devoted to technology upgrades, new product development and information management. As a result, historical highs were achieved in 2003 in respect of a number of key production indicators such as crude oil processing volumes, gross commodity sales and production volumes of polyolefins, oil products, synthetic resins and synthetic fibres. A substantial year-on-year increase was recorded in selling prices, while the production to sales ratio and the receivables collection ratio were both maintained at 100%, thereby leading to the significant year-on-year growth in the Company's operating results in 2003.



Looking forward to 2004, the global economic recovery is expected to gain pace at a faster growth rate compared to 2003. China's petrochemical industry will enjoy the favourable market conditions as the nation maintains its rapid economic growth, which growth will drive the full-scale recovery of primary industries. With the rapid expansion of downstream petrochemical industry, domestic demand for petrochemical products is expected to maintain relatively stronger growth.

The volume of crude oil imports by China exceeded 90 million tons for the first time in 2003, while crude oil processing volumes amounted to 240 million tons. As such, the nation is increasingly subject to greater uncertainties in relation to fluctuating trends in the international crude oil market. International demand for crude oil is expected to grow steadily in 2004 as the global economy continues to show signs of positive development. Meanwhile, as Iraq is gradually resuming normal crude oil processing and Russia and Africa are continuing to increase crude oil production, OPEC is facing mounting pressure arisen from shrinkage in its market shares. As a result, its currently adopted pricing policy of maintaining price through limiting production may no longer be feasible. Barring unforeseen circumstances and significant events that affect crude oil supplies, global supplies are expected to increase in 2004 which will lead to prices downward adjustment as compared with preivous year. However, due to the depreciation of the US dollar, the possibility of substantial price reductions for the year appears to be minimal.



The Company will continue to pursue its strategic aim of positioning itself as a first-rate company in China as well as an advanced enterprise on the international scene. It will further its efforts in aspiring to advanced standards and sophisticated management by rolling out various production and operational activities in 2004. Given the full completion of the "Phase IV" Project in 2002, the major production indicators of the Company in 2004 are expected to be at par with the 2003 levels. As such, the Company must carry our management optimisation to ensure that sound operating results are delivered. For this purpose, the Company has set targets for the year 2004 and identified key focal areas for the next 10 years and will seek breakthroughs in the establishment of a Health, Safety and Environment (HSE) system, operational management of units, organisational restructuring and construction of new projects, with a view to achieving further growth in its operating results in 2004.

Last but not least, I would like to express,on behalf of the Board of Directors my sincere gratitudes to all employees of the Company for their hard work and dedication and to all shareholders for their unfailing support throughout the year.

陆益平

Lu Yiping

Chairman

Shanghai, 26 March 2004



019

The petrochemical industry picked up gradually in 2003 amid global economic recovery and ongoing strong economic growth in China, while the domestic petrochemical market saw positive developments with increasing demand and continued price recovery. The Company achieved record highs in crude oil processing, product output and sales in 2003 as it leveraged fully the capacity expansion and technological upgrade resulted from the commissioning of the "Phase IV" facilities and other major projects. As a result, the Company made significant improvements in its operating results and maintained a trend of positive development.

Leveraging on the advantage of additional capacity to maintain steady growth in product output

In 2003, the Company endeavoured to increase the load factor of its production units and the overall quality of its production operations by adhering to the principles of safety, stability, optimisation and enhancement and leveraging fully on its additional capacity resulting from the Phase IV Project and the upgraded high sulphur-content crude oil processing unit. As a result, the Company achieved steady growth in product output. The utilisation rate and load factor of the Company's major production units were 93.69% and 102.20%, respectively. Crude oil processing volume and the output volume of ethylene, propylene, plastics and synthetic fibres have reached record highs, as the production volume of major product categories recorded year-on-year increase to varying degrees. A total of 7,248,200 tons of commercial products were produced, an increase of 14.25% compared to the previous year.

The Company achieved another record in crude oil processing volume in 2003 with 8,610,100 tons of crude oil being processed, an increase of 15.91% compared to the previous year (of which 6,714,000 tons were imported crude oil, representing an increase of 29.08% compared to the previous year and accounting for 78% of the total volume of crude oil processed). Compared to the previous year, gasoline output increased by 0.89% to 894,800 tons, while diesel output increased by 11.45% to 2,487,600 tons. The output of ethylene and propylene increased by 18.53% and 24.44% to 948,300 tons and 533,100 tons, respectively, compared to the previous year. The output of synthetic fibre monomers and synthetic fibre polymers amounted to 421,300 tons and 507,600 tons, respectively, representing increases of 10.71% and 7.02% respectively compared to the previous year. The output of synthetic fibres increased by 5.24% to 315,500 tons, while the output of synthetic resins increased by 34.72% to 900,500 tons, compared to the previous year. The Company remained the largest ethylene producer in China, and it met all annual production targets set in respect of its major product categories. Meanwhile, the quality of the Company's products was consistently maintained at a premium level.



Recovery of petrochemical market resulting in increase in product prices

Global economic recovery was slow in the first six months of 2003, underpinned by volatility in the face of a host of events, including the Iraqi War, a strong Euro, depreciation in the US dollar and the SARS outbreak. China's economic growth slowed down in the second quarter in the wake of SARS after recording rapid expansion in the first quarter, but recovered strongly in the second half of the year as the epidemic came under control, in tandem with prominent signs of global economic recovery. Fluctuation in prices of petrochemical products was underpinned by slowdown following initial growth before reverting to a continuous rebound. Average prices were higher compared to the previous year, resulting in improved overall profitability for the petrochemical sector. As at 31 December 2003, the weighted average prices of the Company's synthetic fibres, resin and plastics, intermediate products and petroleum products increased by 11.5%, 13.6%, 16.0% and 14.0%, respectively, on a year-on-year basis.

Impact of crude oil costs

The fluctuations of international crude oil prices in 2003 was underpinned by volatility at relatively high levels. The Brent benchmark averaged at US$28.85 per barrel for the year, was 15.58% higher as compared to the previous year. As at 31 December 2003, the Company processed 8,610,100 tons of crude oil, and increase of 1,181,700 tons compared to the previous year, including 39,300 tons from Daqing, 1,377,700 tons from Shengli, 479,000 tons from offshore oilfields and 6,714,100 tons of imported crude oil. Crude oil costs accounted for RMB15,765 million or 59.53% of the Company's cost of sales. The average cost of crude oil processing increased by 19.61% to RMB1,843 per ton (before VAT but after transportation costs). The Company's crude oil costs increased by RMB4,320 million as a result of the increase in crude oil prices and processing volume.

New inroads in marketing and sales

The Company achieved its annual business target and completed sales of 7,498,900 tons of products in 2003, an increase of 14.70% compared to the previous year, as a result of sound market judgement enabling the Company to secure market opportunities by making timely adjustment to its marketing strategy and enhancing sales management. The marketing department collaborated with various business departments to produce analysis and forecasts in specific areas. Market investigation and research were enhanced to increase the overall accuracy of market intelligence analysis and provide a solid basis for the formulation or adjustment of marketing strategies. Efforts were made to lower purchase costs by organising the procurement of crude oil and major chemical feedstock in a timely manner to capitalise on opportunities available in the market. Ongoing improvements were made to the coordination of domestic and external trading of glycol, the export of pure benzene, gasoline / diesel and industrial polyester filament, and the re-export processing of mixed xylene, which resulted in sound economic benefits. In 2003, the Company's export value grew by 46.71% to RMB1,506 million and the volume of export products grew by 51.45% to 703,500 tons as compared to the previous year. Management of contracts and receivables were enhanced and marketing outlets were further optimised, resulting in a 100.27% receivable collection ratio in 2003. Through customer assessments, adjustments were made to customer mix and sales deployment, thereby further enhancing sales distribution channels. Supplies management was further enhanced with stock clearing and disposal being highly effective.

Capital expenditure projects in smooth progress

In 2003, the Company made diligent efforts to procure project construction in accordance with the principles of "first-rate management, clearly defined delegation, accountability." Projects were under sound control in terms of safety, quality, progress and expenditure. The project for propylene capacity expansion in the catalytic cracking unit was successfully completed during the first half of 2003. The 130,000-ton/year acrylonitrile unit upgrade project started operation in April, while the selective hydro-desulphurisation of catalytic gasoline project was completed and commissioned at the end of June to alleviate the shortage in supply of propylene and acrylonitrile and improve the quality of clean gasoline. With the torch gas recovery programme commencing trial run at the end of the year to recycle daily approximately 1 million tons of combustive gas discharged from the ethylene and aromatic production units each day, the Company was able to achieve its goals in energy conservation, cost reduction and environmental protection. The new 7,000-ton/year pentane unit built by the chemical institute started operation at the end of October and produced compliant products of high-purity pentane. Construction of the 150,000-ton/year polyester upgrade project commenced on 10 June and completion is scheduled in June 2004 and installation of major equipment its currently underway.

Construction of the joint venture ethylene project with China Petroleum & Chemical Corporation and BP Chemicals East China Investments Limited has been progressing smoothly with equipment installation currently underway. Major production units are expected to successively commence operation from 2005 onwards.

Technological breakthroughs and achievements in product development

The Company's enhanced efforts in technological breakthroughs and product development in 2003 resulted in new achievements, as 13 projects passed the technical assessment of China Petrochemical Corporation, 4 projects passed the new product assessment by the Shanghai Municipal Government and 48 projects passed the Company's assessment. Effective development and marketing of new products, such as 1.33dtex ultra-polished polyester staple for sewing, dull polyester chips, dope dying acrylic fiber, specialised oil solution for the two-step production of cotton type acrylic fiber and specialised benchmark transparent polypropylene for medical use were rewarded with positive results. The Company produced a total of 1,437,500 tons of new products (including 721,400 tons of clean gasoline), at par with the previous year, while the output value ratio for new products was 17.03%. Compared to the previous year, the ratio of special synthetic resins and the ratio of differentiated synthetic fibre were 77.62% and 40.51%, an increase by 7.85 and 10.51 percentage points, respectively. Meanwhile, production to sales ratio for new products was significantly improved by 6.68 percentage points to 94.58% compared to 2002.

Further strengthening of financial management, audit supervision and efficiency monitoring

The Company continued to enhance its financial management, audit supervision and efficiency monitoring in 2003. Efforts were made in the breakdown and implementation of various indicators such as profits and expenses (costs) on cash operation. Budget management and cost review were enhanced and expenditures were stringently controlled. Enhanced capital management and improved efficiency in fund application and proactive moves to restructure short-term loans have significantly lowered financial expenses. Tax rebates for domestically made equipment in technological upgrade projects were also vigorously pursued. Internal management standards were raised and operational risks were mitigated by conducting internal control, audit and assessment on sales management, supply management, equipment management and financial management. Meanwhile, proactive efforts were made towards the implementation of full-process auditing of construction projects, external investment auditing and auditing on special issues and entertainment fees, in a bid to strengthen risk management and regulate business practices. Measures were also being adopted to broaden the scope of efficiency monitoring with in-depth investigations.

Prospects and Plans for 2004

The fundamental global situation in 2004 is expected to remain peaceful, eased and stable, although certain regions may see conflict, tension and turmoil. Global economic recovery is expected to gain pace while economic growth in China is expected to remain robust amid the expansion stage in the new economic cycle. Ongoing global as well as domestic economic growth is set to provide the petrochemical industry with sound opportunities. According to the trends of the petrochemical market, there is little concern for oversupply as no major new facilities will be commissioned in 2004 in China, Asia or globally. The positive economic environment is expected to provide a stimulus for rapid growth in the demand in petrochemical products. Prices of major chemical products are generally rising, in tandem with the growth cycle of the petrochemical market. However, prices of domestic petrochemical products will also be subject to increased uncertainties and risks, such as the abolition of import quota for petroleum products for state-owned trading companies, continuous import tax reductions for certain types of petrochemical products and changes in state policies regarding export rebates that affect petroleum products. As for market competition, major international players are gearing up their moves to tap the Chinese market amid industry restructuring on a global basis. Apart from posing direct competition against us in petroleum and petrochemical products, these international companies are characterised by large-scale investments across different sectors, full vertical integration and streamlined organisation. Domestic companies are expected to face intense competition from their international counterparts as the China market becomes increasingly internationalised. In terms of the Company's production operation, the Company's production capacity will remain by and large the same, but the completion and operation of the Ningbo-Shanghai-Nanjing oil pipe will bring about fundamental changes in the crude oil supply for the Company and lower transportation costs.

The Company will respond proactively to the profound changes in the macro-economic environment by capitalising on timely opportunities and favourable market conditions at the moment to enhance the overall operating quality of its production system and ensure steady growth of product output. It will continue to consolidate and expand its market share both domestically and abroad, striving to deliver better operating results in 2004.

In 2004, the Company shall focus on:

(1) Full implementation of the HSE (Health, Safety and Environment) system to maintain safe and stable operation of production units in prolonged cycles

Management of basic operations will be enhanced with a special focus on safe production, striving to maintain stable operation of production units in prolonged cycles and with high loading. Meanwhile, ongoing initiatives to optimise production patterns, product mix and the operation of utilities projects will help to lower production costs and increase profitability effectively.

(2) Fostering the modern business principle of "Customer Orientation" and procuring a "two-fold metamorphosis" in marketing

The Company will endeavour to foster the modern business principle of "Customer orientation" and procure a "two-fold metamorphosis" in marketing, towards modernised as opposed to traditional approaches and towards refined as opposed to generalised management. We intend to ensure sales of all products through close integration of production, marketing and research and development, whereby production schedules are determined by marketing requirements, while sales are enhanced by production. We will consolidate our market share and seek higher returns by making appropriate adjustments to marketing strategies and improvements to the marketing system, introducing marketing innovations and strengthening sales service. The inventory structure will also be optimised and procurement costs will be lowered through enhanced and standardised management of raw material supplies.

(3) Advancing corporate development with a focus on comprehensive and coordinated development of staff and company

Leveraging on opportunities arising from the new growth cycle of China's petrochemical industry, development initiatives for the 10th and 11th Five-Year Plan periods will be implemented to energise the Company for sustainable development. We will persist in a people-oriented approach and foster comprehensive, coordinated and sustainable development with a focus on comprehensive and coordinated development of staff and company.

(4) Implementation of complementary reforms in systems and mechanisms to enhance internal management

The existing management regime and mechanisms will be further reformed on a market-driven basis. Reforms of staff appraisal, allocation and training systems will continue while the management hierarchy and staff establishment are being streamlined, so that such reforms will be launched simultaneously to complement each other with a view to effectively enhance Company's management efficiency. Continued enhancements will be made to the development of systems and internal control regimes will be continuously enhanced to secure stronger controls, regulated management, removal of pitfalls and prevention of risks.

(5) Enhancing the scientific research regime underpinned by the integration of production, learning and research to leverage the core supporting functions of technological progress

The existing management regime for scientific research will be further streamlined, to integrate production, learning and research in tandem with development towards a new form of industrialisation. The development of new technologies and applications will be hastened, while the development and marketing of new products will be enhanced. Information initiatives focusing on the development of ERP systems and optimised production management will be introduced on a gradual basis in a bid to increase core competitiveness.

(6) *Gradual implementation of business reorganisation, restructuring and segregation*

The reorganisation, restructuring and segregation of various business operations will be implemented gradually and the restructuring of assets in external investments will continue, the objective of which is to separate auxiliary activities from principal businesses to procure growth and expansion of principal businesses and market orientation of auxiliary activities, in a proactive move to leverage China Petroleum and Chemical Corporation's plan to usher business reorganisation and restructuring.

Unless otherwise specified, financial information included in the Management's Discussion and Analysis has been extracted from financial statements prepared in accordance with IFRS.

A. Operating Results

GENERAL

The Group's financial performance has been affected by factors arising from operating in a planned economy which are beyond its control. However, with China's WTO accession, the impact of these factors has gradually been decreasing.

In 2003, the world economy has gradually recovered from a recession. Although affected by the outbreak of Severe Acute Respiratory Syndrome, China's economy continued to grow rapidly in 2003. Due to the rise in crude oil prices and increase in demand resulting from the general growth of the economy, both the prices and sales volumes of most of the Group's major products increased significantly in 2003 as compared with 2002. In addition, the Group continued to optimize the Group's production and operation system, which resulted in an increase in the production and sales volumes of the Group's major products and a decrease in the production costs of certain products. As a result, the Group's performance in 2003 improved significantly as compared with 2002.

CRITICAL ACCOUNTING POLICIES

The Group's significant accounting policies are set out in Note 1 to the Group's consolidated financial statements. IFRS require the Group to adopt the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group's results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results, particularly in respect of the following:

IMPAIRMENTS

If circumstances indicate that the net book value of an asset or an investment may not be recoverable, the asset may be considered impaired, and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets." The Group reviews the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. The Group tests these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the estimated recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset before the reduction and the estimated recoverable amount. The recoverable amount is the greater of the estimated net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for the Group's assets are often not readily available. In determining the value in use, the Group discounts cash flows that the Group expects the asset to generate to their present value. Determining cash flows that the Group expects an asset to generate requires significant judgment relating to the expected level of sales volume, selling prices and the amount of operating costs.

DEPRECIATION

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes form previous estimates.

PROVISION FOR DOUBTFUL DEBTS

The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make the required payments. The Group's provisioning is based on the aging of the trade debtor balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the Group's customers were to deteriorate, actual write-offs might be higher than expected.

SUMMARY

The following table sets forth the Group's sales volumes and net sales, net of sales taxes, for the years indicated:

	For the Years ended 31 December								
	2001			2002			2003		
	Net Sales			Net Sales			Net Sales		
	Sales Volume ('000 tons)	(Millions of RMB)	% of Total	Sales Volume ('000 tons)	(Millions of RMB)	% of Total	Sales Volume ('000 tons)	(Millions of RMB)	% of Total
Synthetic Fibres	358.4	3,215.8	16.4	363.5	3,374.3	15.5	395.4	4,092.6	14.1
Resins and Plastics	917.6	5,635.7	28.7	1,146.8	6,440.7	29.6	1,389.8	8,864.3	30.6
Intermediate Petrochemicals	653.4	2,105.3	10.8	786.3	2,555.0	11.8	1,021.8	3,851.3	13.3
Petroleum Products	3,958.1	7,735.2	39.4	4,100.4	7,991.2	36.8	4,650.4	10,329.1	35.7
All others	-	925.8	4.7	-	1,361.8	6.3	-	1,805.2	6.3
Total	5,887.5	19,617.8	100.0	6,396.8	21,723.0	100.0	7,457.4	28,942.7	100.0

The following table sets forth a summary statement of income for the years indicated:

	For The Years Ended 31 December					
	2001		2002		2003	
	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales
Net sales	19,617.7	100	21,722.9	100.0	28,942.7	100.0
Cost of sales	(18,803.0)	(95.8)	(19,853.9)	(91.4)	(26,396.2)	(91.2)
Gross profit	814.7	4.2	1,869.0	8.6	2,546.5	8.8
Selling and administrative expenses	(363.2)	(1.9)	(421.2)	(1.9)	(444.7)	(1.5)
Operating income	451.5	2.3	1,447.8	6.7	2,101.8	7.3
Other operating income	160.0	0.8	136.6	0.6	121.1	0.4
Other operating expenses	(217.3)	(1.1)	(154.8)	(0.7)	(216.5)	(0.7)
Share of (losses)/profits of associates	(20.6)	(0.1)	16.1	0.1	(24.0)	(0.1)
Net financing costs	(227.8)	(1.2)	(400.7)	(1.9)	(392.0)	(1.4)
Profit before tax	145.8	0.7	1,045.0	4.8	1,590.4	5.5
Income tax	(1.2)	(0.0)	(84.5)	(0.4)	(145.1)	(0.5)
Profit after tax	144.6	0.7	960.5	4.4	1,445.3	5.0
Minority interests	(28.6)	(0.1)	(44.2)	(0.2)	(43.6)	(0.2)
Profit attributable to shareholders	116.0	0.6	916.3	4.2	1,401.7	4.8

RESULTS OF OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER 2003 COMPARED WITH THE YEAR ENDED 31 DECEMBER 2002

Net sales

Net sales increased by 33.2% to RMB28,942.7 million in 2003 from RMB21,723.0 million in 2002. This increase was primarily attributable to the increase in both prices and sales volume of most of the Group's major products resulting from the rise in crude oil price and increase in market demand. The net sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products for 2003 increased by 21.3%, 37.6%, 50.7% and 29.3% respectively as compared with 2002.

i) Synthetic fibres

Net sales of synthetic fibres increased by 21.3% to RMB4,092.6 million in 2003 from RMB3,374.3 million in 2002, due to a 11.5% increase in weighted average price and a 8.8% increase in sales volume. Sales of synthetic fibres as a proportion of total sales decreased from 15.5% in 2002 to 14.1% in 2003 primarily because the increase in sales volume of synthetic fibres was less than the increase in sales volumes of resins and plastics and intermediate petrochemicals. There was a significant increase in the production capacity of resins and plastics and intermediate petrochemicals as a result of the "Phase IV Project" being completed in 2002 and achieving full production capacity in 2003.

ii) Resins and plastics

Net sales of resins and plastics increased by 37.6% to RMB8,864.3 from RMB6,440.7 million in 2002, attributable to an increase of 13.6% in weighted average price and 21.2% in sales volume. Sales of resins and plastics as a proportion of total sales slightly increased from 29.6% in 2002 to 30.6% in 2003 primarily because the increase in sales volume of resins and plastics was larger than the increase in sales volumes of synthetic fibres and petroleum products. There was a significant increase in the production capacity of resins and plastics as a result of the "Phase IV Project" being completed in 2002 and achieving full production capacity in 2003.

iii) Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 50.7% to RMB3,851.3 million in 2003 from RMB2,555.0 million in 2002, due to an increase of 16.0% in weighted average price and 30.0% in sales volume. Sales of products in this segment as a proportion of total sales increased from 11.8% in 2002 to 13.3% in 2003 primarily because the increase in sales volume in intermediate petrochemicals was larger than the increase in sales volumes of synthetic fibres and petroleum products. There was a significant increase in the production capacity of intermediate petrochemicals as a result of the "Phase IV Project" being completed in 2002 and achieving full production capacity in 2003.

iv) Petroleum products

Net sales of petroleum products increased by 29.3% to RMB10,329.1 million in 2003 from RMB7,991.2 million in 2002, due to an increase of 14.0% in weighted average price and 13.4% in sales volume. Sales of products in this segment as a proportion of total sales decreased slightly from 36.8% in 2002 to 35.7% in 2003 primarily because the increase in sales volume of petroleum products was less than the increase in sales volumes of resins and plastics and intermediate petrochemicals. There was a significant increase in the production capacity of resins and plastics and intermediate petrochemicals as a result of the "Phase IV Project" being completed in 2002 and achieving full production capacity in 2003.

v) Trading and other activities

Revenues from trading and other activities increased by 32.6% from RMB1,361.8 million in 2002 to RMB1,805.3 million in 2003.

Cost of sales

Cost of sales increased by 33.0% from RMB19,853.9 million in 2002 to RMB26,396.2 million in 2003, primarily due to a significant increase in the sales volume of most of the Group's major products. Cost of sales as a proportion of net sales slightly decreased from 91.4% in 2002 to 91.2% in 2003.

i) Crude oil

Processed crude oil volumes increased by 15.9% from 7.43 million tons in 2002 to 8.61 million tons in 2003. The weighted average cost of crude oil per ton increased by 19.6% from RMB1,541 in 2002 to RMB1,843 in 2003. Total crude oil costs increased by 37.8% from RMB11,444.8 million in 2002 to RMB15,764.9 in 2003, accounting for 59.7% of the total costs of sales in 2003.

Due to the shortage of supply in domestic onshore crude oil, the Group has continuously increased the usage of imported crude oil to leverage the advantage of the Group's coastal location. In 2003, the Group processed 6.71 million tons, 0.48 million tons, 0.04 million tons and 1.38 million tons, respectively, of imported crude oil, domestic offshore oil, domestic onshore oil from Daqing oilfield and domestic onshore oil from Shengli oilfield, of which the average processing costs are RMB1,860 per ton, RMB1,793 per ton, RMB1,744 per ton and RMB1,703 per ton, respectively.

ii) Other expenses

Expenses for other ancillary materials increased by 28.3% from RMB3,071.6 million in 2002 to RMB3,939.4 million in 2003. Depreciation increased by 16.7% from RMB1,585.8 million in 2002 to RMB1,850.0 million in 2003. The increase of depreciation was primarily due to an increase in amount of fixed assets resulting from completion of certain capital expenditure projects including, among others, Phase IV Project.

Selling and administrative expenses

Selling and administrative expenses increased by 5.6% from RMB421.2 million in 2002 to RMB444.7 million in 2003 primarily due to an increase in sales volume.

Operating profit

Operating profit increased by 45.2% from RMB1,447.8 million in 2002 to RMB2,101.8 million in 2003 because net sales increased to a larger extent than cost of sales and selling and administrative expenses.

Other operating income

Other operating income decreased to RMB121.1 million in 2003 from RMB136.6 million in 2002.

Other operating expenses

Other operating expenses increased by 39.8% from RMB154.8 million in 2002 to RMB216.4 million in 2003 primarily due to the Company having incurred employee reduction expenses of RMB64.1 million in 2003.

Net financing costs

Net financing costs slightly decreased from RMB400.7 million in 2002 to RMB 392.0 million in 2003 primarily due to lower interest expenses resulting from an increase in the proportion of foreign currency borrowings which generally bear a lower interest rate than Renminbi borrowings. This decrease was effectively offset by an increase in interest expenses resulting from the cessation of capitalization of interest expenses incurred for the financing of Phase IV Projects.

Profit before tax

Profit before tax increased by 52.2% from RMB1,045.0 million in 2002 to RMB1,590.4 million in 2003 primarily because increase in operating profit more than offset decrease in other operating income and increase in other operating expenses.

Income tax

Income tax increased by 71.7% to RMB145.1 million in 2003 from RMB84.5 million in 2002. This increase was primarily due to a substantial increase in profit before tax. The Company continued to pay income tax at a preferential rate of 15% in 2003. This preferential rate was first applied to the Company under approval from Chinese tax authorities effective from 1 January 1993. According to a circular issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for years in 1996 and 1997. In 1998, 1999, 2000, 2001, 2002 and 2003, the tax privilege was not revoked by the relevant government authorities. However, the Company cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in 2004. During the year, the Company received a tax refund of RMB 92.2 million (2002: RMB66.4 million) in 2003 in respect of purchases of domestically manufactured equipment for technological improvement which partially offset the increase in income tax.

Profit after tax

Profit after tax increased by 50.5% from RMB960.5 million in 2002 to RMB1,445.3 million in 2003 primarily due to a significant increase in profit before tax.

B. Segment reporting prepared in accordance with PRC Accounting Rules & Regulations

Summary of segmental results:

By segment	Income from principal operations (RMB'000)	Cost of sales (RMB'000)	Gross profit margin (%)	Increase/ decrease of income from principal operations compared to last year (%)	Increase/ decrease of cost of sales compared to last year (%)	Increase/ decrease of gross profit margin compared to last year (%)
Synthetic fibres	4,114,966	3,843,129	6.61	21.15	22.45	-0.99
Resins and plastics	8,907,410	7,720,287	13.33	37.48	39.67	-1.36
Intermediate petrochemicals	3,879,846	2,762,850	28.79	50.63	41.29	4.71
Petroleum products	10,834,580	9,505,466	12.27	27.73	32.96	-3.45
All others	1,830,338	1,410,465	22.94	31.78	45.09	-7.07
Including: connected transactions	10,481,474	9,638,172	8.05	29.76	36.84	-4.75

Price-setting principles of connected transactions

The Board of Directors of the Company believes that the above connected transactions were entered into in the normal course of business and were conducted on normal commercial terms or in accordance with the terms of the relevant agreements. The above transactions were confirmed by the Company's independent non-executive Directors.

Description on the necessity and continuity of connected transactions

Connected transactions mainly comprised purchase of crude oil and sale of petroleum products. The distribution of crude oil, the major production raw material of the Group, and the prices and sale of petroleum products are regulated by the State and executed by Sinopec Crop. As long as the State does not give up control over the purchase of crude oil as well as the sale and prices of petroleum products, such connected transactions will continue to happen.

Analysis of the geographical segments for the principal operations

Region	Income from principal operations RMB'000	Change compared with 2002(%)
Eastern China	26,294,106	32.64
Other regions in China	1,766,997	23.75
Exports	1,506,037	40.55
Total	29,567,140	

During the year, there was no significant change to the geographical segments for the principal operations of the Group as compared to 2002.

Suppliers and customers of the Company	RMB'million		
Total purchases from the top five suppliers	16,036	Percentage of total purchases	64%
Total sales to the top five customers	10,695	Percentage of total sales	36%

C. LIQUIDITY AND CAPITAL RESOURCES

The Group's primary sources of capital are operating cash flow and loans from unaffiliated banks. The Group's primary uses of capital are costs of goods sold, operating expenses and capital expenditures.

Working capital

As at 31 December 2003, the Group's working capital (current assets minus current liabilities) deficit was RMB457.6 million, an increase from a deficit of RMB100.2 million in 2002. This increase in the deficit was attributable to the Group's increased needs to finance working capital as a result of the growth of production. Although the Group needs to pay close attention to the Group's working capital and liquidity position, the Group reviews its position on a regular basis and has always been able to satisfy the Group's short-term obligations through the refinancing of indebtedness and other measures.

Cash flows provided from operating activities

Cash flow provided from operating activities increased by RMB478.7 million to RMB2,277.0 million in 2003 from 1,798.3 million in 2002. This increase in cash flow was primarily attributable to the following factors:

i) Profit before tax net of depreciation was RMB3,440.4 million in 2003 as compared with RMB2,630.8 million in 2002, which resulted in an increase in cash flow by RMB809.6 million.

ii) Increase in inventories led to a decrease in operating cash inflow by RMB120.6 million in 2003 as compared with RMB503.8 million in 2002 due to the increase of crude oil as compared between the end and the beginning of 2003 being less than the respective increase in 2002, which resulted in an increase in cash flow by RMB383.2 million.

iii) Increase in debtors, bills receivable and deposits led to a decrease in operating cash inflow by RMB346.0 million in 2003 as compared with an increase of operating cash inflow of RMB80.8 million in 2002 due to sales of more products in 2003, which resulted in a reduction in cash flow by RMB426.8 million.

iv) Decrease in trade creditors, other creditors and bills payable led to a decrease in operating cash inflow by RMB478.8 million in 2003 as compared with RMB200.3 million in 2002 due to the Group's payment of more payables in 2003, which resulted in a reduction in cash flow by RMB278.5 million.

v) Decrease in balances with parent companies and fellow subsidiaries led to a decrease in operating cash inflow by RMB199.5 million in 2003 as compared with RMB 96.1 million in 2002, which resulted in a reduction in cash flow by RMB103.4 million.

Net cash used in investing activities

Net cash used in investing activities decreased by RMB999.2 million to RMB1,578.6 million in 2003 from RMB2,577.8 million in 2002 primarily due to a decrease of RMB1,119.4 million in capital expenditure.

Cash flows (used in)/provided from financing activities

Cash flow used in financing activities was RMB518.7 in 2003 compared with a RMB988.1 million cash flow provided from financing activities in 2002. This change was primarily attributable to the increase in repayment of bank loans by RMB1,067.4 million and the payment of a dividend amounting to RMB360 million in 2003.

Borrowings

The Group's borrowings as at 31 December 2003 increased by RMB188.4 million to RMB8,781.6 million from RMB8,593.2 million as at 31 December 2002. Short-term borrowings increased by RMB1,572.4 million to RMB5,574.7 million in 2003 from RMB4,002.3 million in 2002 due to the Group's increased demand for working capital as a result of the growth of production. Short-term loans were all at floating rates and denominated in Renminbi and United States Dollar. Long-term borrowings decreased by RMB1,384.1 million to RMB3,206.8 million in 2003 from RMB4,590.9 million in 2002 due to the Group's reduced financing needs for capital expenditure after the completion of Phase IV Project and other major capital expansion projects. Long term borrowings were fixed-rate loans in United States Dollar or Japanese Yen and floating-rate loans denominated in United States Dollar or Renminbi.

The Group managed to maintain the Group's asset-liability ratio at a safe level by consolidating control over both liabilities, including bank borrowings, and financing risks. The Group generally does not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged comfortably in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group's existing bank loans do not restrict the Group's ability to pay dividends on the Group's shares.

Debt-equity ratio

The Group's debt-equity ratio was 17.6% in 2003 compared to 24.7% in 2002. The ratio is computed by long-term borrowings divided by the sum of long-term borrowings and shareholders' equity.

D. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Group maintains a range of technology development units, including Petrochemical Research Institute, Fibre Research Institute and Technology Development Company, for research and development with respect to new technology, new products, production processes and equipment, downstream processing of petrochemical products, oil refining, chemical machinery, chemical technology, catalysts and environmental protection. The Group's research and development expenditures were RMB40.8 million in 2001, RMB84.0 million in 2002, and RMB101.2 million in 2003 representing approximately 0.2%, 0.4% and 0.3% of the Group's total sales, respectively, in those years.

The Group is not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts or new production processes.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of 31 December 2003, the Group's contingent liabilities amounted to RMB129.1 million in respect of guarantees issued to banks in favour of the Group's associated companies and other unlisted investments while such contingent liabilities as of 31 December 2002 was RMB345.3 million. The Group's and the Company's guarantees issued to banks in favour of the Group's and the Company's associated companies, other unlisted investments companies and consolidating subsidiaries are limited to the respective share in equity interest held by the Group and the Company. Please refer to note 29 and note 28 to the financial statements under IFRS for the detailed information of Group's guarantees and capital commitments.

F. CONTRACTUAL OBLIGATIONS

The following table sets forth our obligations to make future payments under contracts effective as of 31 December 2003.

	As of 31 December 2003				
	Payment due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)
Contractual obligations					
Short-term debt	4,575,588	4,575,588	-	-	-
Long-term debt	4,205,989	999,141	3,057,746	93,102	56,000
Total contractual obligations	8,781,577	5,574,729	3,057,746	93,102	56,000

G. OTHER INFORMATION

Employees

As at 31 December 2003, the number of employees of the Company was approximately 31,008.

The Group's staff costs for the year was RMB1,091 million.

Foreign Exchange Risks

Since the Group imports its major raw materials (crude oil) mainly through Sinopec Corp., and also exports a portion of the petroleum products through Sinopec Corp., a change in exchange rates will indirectly affect the prices of raw materials products which will have a discernible impact on profitability. In addition, as discussed above, since part of the Group's debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of financial expense which will also have an impact on the profitability.

Capital Expenditures

In 2003, the Group's capital expenditures amounted to RMB1,284.9 million, representing a decrease of RMB1,119.4 million from RMB2,404.3 million in 2002. The expenditures were for projects including, among others, the high sulphur-content crude oil processing unit and acrylonitrile expansion project.

Project	Amount	Progress
	RMB'000	
High sulphur-content crude oil processing unit	736,000	Completed
Acrylonitrile expansion project	325,000	Completed
Total	1,061,000	

The estimated capital expenditure for 2004 is RMB1,900 million for the renovation of No. 1 atmosphere and vacuum distillation facility, expansion of rated capacity of PTA facility to 400,000 ton, 380,000 ton per year glycol project and other technological renovation projects.

Ethylene Joint Venture

Late in 2001, the Group, BP Chemicals East China Investments Limited ("BP") and Sinopec Corp, established Secco, a Sino-foreign equity joint venture. The Group owns 20%, while BP and Sinopec Corp own 50% and 30% respectively, of the equity interest of Secco. Secco was established to build and operate a 900,000-ton rated capacity ethylene manufacturing facility, to manufacture and market certain petrochemical products and their by-products, to provide related after-sales services and technical consultation with respect to such petrochemical products and by-products, and to engage in development of polymers application. Secco is expected to complete its construction in 2005. Secco's total registered capital is US$901,440,964, of which the Group's will provide the Renminbi equivalent amount of US$180,287,952. As of 31 December 2003, the Group's injected approximately RMB637.7 million of the above sum. All of the Group's contribution will be made before construction is completed in 2005.

The Group plans to fund the capital expenditures from operating cash flows and available bank loans.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2003, there was no material purchase or sale of the Group's subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of 31 December 2003, the net book value of the Group's pledged fixed assets is RMB414.3 million.

Accounting principles generally accepted in the United States of America ("U.S. GAAP") Reconciliation

The financial statements prepared in accordance with IFRS differ in certain significant respects from U.S. GAAP. Please see section D for supplementary information for North American shareholders. As a result of these differences and the effect after tax, the Group's net profit reported under U.S. GAAP was higher than net profit reported under IFRS by RMB166.7 million in 2003, RMB208.3 million in 2002 and RMB184.1 million in 2001. Shareholders' equity reported under U.S. GAAP was lower than shareholders' equity reported under IFRS by RMB110.2 million as of 31 December 2003 and RMB277.0 million as of 31 December 2002.

The Board of Directors of the Company (the "Board") have the pleasure in presenting their report together with the audited accounts of the Company and the Group for the year ended 31 December 2003.

Group Activities and Results

Based on 2003 net turnover and ethylene production, the Group is one of the largest petrochemical enterprises in the PRC. The Group is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products. Based on sales volume in 2003, the Group ranked high among domestic producers in each category of major products produced by the Group. (Source: "China Petrochemical Economic Information Journal 2003") Details of the Company's principal subsidiaries are set out in the section entitled "Subsidiaries" on page 37.

Profit Appropriation

The profit appropriation plan of the Company for the year ended 31 December 2003 as proposed by the Directors is as follows:

(Prepared under the PRC Accounting Rules and Regulations)

	RMB'000
Profit after tax	1,429,166
Minority interests	(43,610)
Profit attributable to shareholders	1,385,556
Transfer to reserves	
Statutory surplus reserve	(138,556)
Statutory public welfare fund	(138,556)
Retained profits brought forward	1,300,452
Dividend	(360,000)
Retained profits	2,048,896
Earnings per share (basic and fully-diluted)	RMB 0.192

The proposed profit appropriation will be presented to shareholders for approval at the forthcoming 2003 Annual General Meeting.

Pursuant to the relevant regulations of the Ministry of Finance and the Company's Articles of Association, in case of any discrepancy between the profit figure obtained under PRC Accounting Regulations and that under International Accounting Standards, the lower figure is used.

Dividends

The fourth session of the Board held its tenth meeting on 26 March 2004 at which the Board proposed to distribute a final dividend to shareholders of RMB0.08 per share, with distributed dividends for the year totalling RMB576,000,000.

Financial Summary

A summary of the results, total assets, liabilities and shareholders' funds of the Group for the five years ended 31 December 2003 is set out on page 4.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2003 are set out in notes 21 and 30 to the financial statements prepared under IFRS.

Interest Capitalised

Details of the interest capitalised during the year ended 31 December 2003 are set out in note 6 to the financial statements prepared under IFRS.

Fixed Assets

Movements of the fixed assets during the year ended 31 December 2003 are summarised in note 12 to the financial statements prepared under IFRS.

Subsidiaries

As at 31 December 2003, the Company had equity interests of over 50% in the following principal subsidiaries:

Company Name	Principal Activities	Percentage of equity held by the Company (%)	Percentage of equity held by Subsidiary (%)	Registered Capital ('000)
Shanghai Petrochemical Investment Development Company Limited	Investment management	100	-	RMB800,000
SPC Marketing Development Corporation	Trading in petrochemical products	100	-	RMB25,000
China Jinshan Associated Trading Corporation	Import and export of petrochemical products and equipment	80	-	RMB25,000
Shanghai Jinhua Industrial Company Limited	Trading in petrochemical products	-	81.46	RMB25,500
Shanghai Jindong Petrochemical Industrial Company Limited	Trading in petrochemical products	-	60	RMB40,000
Shanghai Golden Way Petrochemical Company Limited	Production of vinyl acetate products	-	75	US$3,460
Shanghai Jinchang Engineering Plastics Company Limited	Production of polypropylene compound products	-	50.38	US$4,750
Shanghai Golden-Phillips Petrochemical Company Limited	Production of polypropylene products	-	60	US$50,000
Zhejiang Jin Yong Acrylic Fiber Company Limited	Production of acrylic fibre products	75	-	RMB250,000
Shanghai Petrochemical Enterprise Development Company Limited	Investment management	100	-	RMB455,000
Shanghai Golden Conti Petrochemical Company Limited	Trading in petrochemical products	-	100	RMB295,776

None of the subsidiaries has issued any debt securities.

The Group's other investments in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended 31 December 2003 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for. In addition, investments in non-consolidated subsidiaries represent the Company's interests in these subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated or equity accounted for.

The Group's interests in joint ventures include an interest of RMB652,356,000 representing a 38.26% equity interest in Shanghai Chemical Industry Park Development Company Limited ("SCIP") and an interest of RMB637,684,000 representing a 20% equity interest in Shanghai Secco Petrochemical Company Limited ("Secco"), both companies incorporated in the PRC. The principal activity of SCIP is the planning, development and the operation of the Chemical Industry Park in Shanghai, PRC. The principal activity of Secco is the production of ethylene and other petrochemical products.

Reserves

Details of the movements in reserves during the year ended 31 December 2003 are set out in note 25 to the financial statements prepared under IFRS.

Statutory Public Welfare Fund

Details in relation to the nature, application and movements of the Statutory Public Welfare fund and the basis of its calculation, including the percentage and the profit figure used for calculating the amounts, are set out in note 25 to the financial statements prepared under IFRS.

Donations

During the year ended 31 December 2003, the Company made donations for charitable purposes amounting to approximately RMB10,080,000.

Employees' Retirement Scheme

Details of the Company's Employees' Retirement Schemes are set out in note 27 to the financial statements prepared under IFRS.

Staff Quarters

Pursuant to the directive "Cai Qi (2000) No.295 issued by the Ministry of Finance, the housing reform policy ceased in 2000. The Company did not dispose of any staff dormitories during the year under the housing reform policy.

Pre-emptive Rights

According to the articles of association of the Company and the laws of the PRC, no pre-emptive right exists which will require the Company to offer new shares to its existing shareholders in proportion to their shareholding.

Major Suppliers and Customers

The Group's top five suppliers during 2003 were China International United Petroleum & Chemicals Co. Ltd., Xuzhou Pipeline Storage and Transportation Branch, SinoChemical International Oil Co. Ltd., China National Offshore Oil Corporation and Shanghai Nanguang Petrochemical Company Ltd. The total cost of purchases from these suppliers accounted for 64% of the total cost of purchases by the Group during the year.

The Group's top five customers during 2003 were Sinopec Huadong Sales Company, Shanghai Chlor-Alkali Chemical Company Limited, Shanghai Gaoqiao Petrochemical Factory, China International United Petroleum & Chemicals Co. Ltd. and Zhangjiagang Free Trade Zone Huaying International Trading Company Ltd. The total sales derived from these customers during the year represented 36% of the total annual revenue.

None of the directors (or their associates) or shareholders of the Company, to the knowledge of the Board, held any interest in these suppliers or customers, other than Sinopec Huadong Sales Company and China International United Petroleum & Chemicals Co. Ltd., which are subsidiaries of the Company's controlling shareholder, China Petroleum & Chemical Corporation.

Share Capital Structure

Share capital structure and changes thereof for the year ended 31 December 2003.

	Before change	Change: Rationed share	Change: Bonus share	Change: Shares transferred from reserve funds	Change: Increase	Change: Others	Change: Sub-total	After change
I. Shares not in circulation								
1. Promoter's shares								
comprising,	-	-	-	-	-	-	-	-
State-owned shares	-	-	-	-	-	-	-	-
Domestic legal person shares	4,000,000,000	-	-	-	-	-	-	4,000,000,000
Overseas legal person shares	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
2. Legal person shares	150,000,000	-	-	-	-	-	-	150,000,000
3. Internal staff shares								
4. Priority shares or others	-	-	-	-	-	-	-	-
Sub-total of Promoter shares	4,150,000,000	-	-	-	-	-	-	4,150,000,000
II. Shares in circulation								
1. RMB ordinary shares	720,000,000	-	-	-	-	-	-	720,000,000
2. Domestic listed foreign shares	-	-	-	-	-	-	-	-
3. Overseas listed foreign shares	2,330,000,000	-	-	-	-	-	-	2,330,000,000
4. Others	-	-	-	-	-	-	-	-
Sub-total of Shares in circulation	3,050,000,000	-	-	-	-	-	-	3,050,000,000
III. Shares in total	7,200,000,000	-	-	-	-	-	-	7,200,000,000

For the year ended 31 December 2003, the share capital of the Company totalled 7.2 billion shares, which were held by 228,632 shareholders, with 226,083 of them being holders of A shares and 2,549 of them being holders of H shares.

Purchase, Sale and Redemption of Shares

During 2003, no shares of the Company was purchased, sold or redeemed by the Company or its subsidiaries.

Top 10 Shareholders

As at 31 December 2003, the top ten shareholders in the Company were as follows:

Rank	Name	Increase/decrease during the year	Number of shares held at end of the year	Percentage of total shareholdings(%)	Type of shares (circulating/ non-circulating)	Number of shares pledged or frozen	Type of Shares
1.	China Petroleum & Chemical Corporation	-	4,000,000,000	55.56	Non-circulating	-	Promotor legal person shareholder
2.	HKSCC (Nominees) Ltd.	35,002,546	1,893,017,857	26.29	Circulating	-	Foreign shareholder
3.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	720,000	355,300,000	4.93	Circulating	-	Foreign shareholder
4.	Jingfu Securities Investment Fund	21,867,655	26,268,555	0.36	Circulating	-	Legal person shareholder
5.	Shanghai Kangli Gong Mao Company	-	16,730,000	0.23	Non-circulating	16,430,000	Legal person shareholder
6.	Tianyuan Securities Investment Fund	Not available	13,917,202	0.19	Circulating	-	Legal person shareholder
7.	Tongyi Securities Investment Fund	Not available	12,801,847	0.18	Circulating	-	Legal person shareholder
8.	Zhejiang Province Economic Construction and Investment Company	-	12,000,000	0.17	Non-circulating	-	Legal person shareholder
9.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	-	10,336,000	0.14	Circulating	-	Foreign shareholder
10.	Jinghong Securities Investment Fund	7,870,988	10,036,320	0.14	Circulating	-	Legal person shareholder

Description of any connected relationships or concerted parties relationships among the top ten shareholders

Among the top ten shareholders of the Company, China Petroleum & Chemical Corporation, the state-owned shareholder, does not have any connected relationship with the other shareholders, and is not a connected party of the other shareholders under "Administration Measures for Disclosures of Shareholdings in Listed Companies". Of the above mentioned shareholders, Hongkong & Shanghai Banking Corporation (Nominees) Limited is a nominee company, while Jingfu Securities Investment Fund and Jinghong Securities Investment Fund are at the same time under the management of Da Cheng Fund Management Co. Ltd. The Company is not aware of whether or not there are connected relationships among the other shareholders, and whether or not they are concerted parties under "Administration Measures for Disclosures of Shareholdings in Listed Companies".

Top ten holders of shares in circultation as at the end of the reporting period as follows:

Rank	Name of shareholders	Number of shares held at end of the year	Type of Shares
1.	HKSCC Nominees Ltd.	1,893,017,857	H
2.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	355,300,000	H
3.	Jingfu Securities Investment fund	26,268,555	A
4.	Tianyuan Securities Investment Fund	13,917,202	A
5.	Tongyi Securities Investment Fund	12,801,847	A
6.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	10,336,000	H
7.	Jinghong Securities Investment Fund	10,036,320	A
8.	Kerui Securities Investment Fund	9,954,508	A
9.	Hansheng Securities Investment Fund	8,064,994	A
10.	Yulong Securities Investment Fund	8,031,884	A

Description of any connected relationships or concerted party relationships among the top ten holders of shares in circulation	Among the top ten holders of shares in circulation of the Company, Jingfu Securities Investment Fund and Jinghong Securities Investment Fund are at the same time under the management of Da Cheng Fund Management Co. Ltd. The Company is not aware of whether or not there are connected relationships among the other holders of shares in circulation, and whether or not they are concerted parties under "Administration Measures for Disclosures of Shareholdings in Listed Companies".

Legal Person Shareholders with Shareholdings of 10% of More

As at the end of 2003, China Petroleum & Chemical Corporation held 4 billion shares in the Company, representing 55.56% of the total share capital of the Company.

Authorised representative:	Chen Tonghai
Date of establishment:	25 February 2000
Registered capital:	RMB86.7 billion
SCOPE of operation:	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petro-chemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.
Major products:	Synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, chemical fertilizer and intermediate petrochemical.
Security:	The shares held are not subject to any security.

At the end of 2003, HKSCC (Nominees) Limited held 1,893,017,857 H Shares of the Company, representing 26.29% of the total share capital of the Company.

Directors, Supervisors, Senior Management of the Company and Staff

Name	Position	Sex	Age	Term of Office
Lu Yiping	Chairman	M	58	2002/6/18-2005/6/18
Xu Kaicheng	Director	M	47	2002/6/18-2005/6/18
Rong Guangdao	Director and President	M	48	2002/6/18-2005/6/18
Feng Jianping	Director and Vice President	M	50	2002/6/18-2005/6/18
Jiang Baoxing	Director	M	58	2002/6/18-2005/6/18
Li Weichang	Director	M	50	2002/6/18-2005/6/18
*Liu Wenlong	External Director	M	63	2002/6/18-2005/6/18
*Zhang Baojian	External Director	M	59	2002/6/18-2005/6/18
Gu Chuanxun	Independent Director	M	68	2002/6/18-2005/6/18
Wang Yongshou	Independent Director	M	63	2002/6/18-2005/6/18
Wang Xingyu	Independent Director	M	59	2002/6/18-2005/6/18
*Chen Xinyuan	Independent Director	M	39	2003/6/18-2005/6/18
Du Chongjun	Chairman of the Supervisory Committee	M	49	2002/6/18-2005/6/18
Zhang Chenghua	Supervisor	M	48	2002/6/18-2005/6/18
Zhu Weiyan	Supervisor	M	55	2002/6/18-2005/6/18
*Zhang Jianjun	External Supervisor	F	52	2002/6/18-2005/6/18
*Lu Xiangyang	External Supervisor	M	52	2002/6/18-2005/6/18
*Zhou Yunnong	Independent Supervisor	M	61	2003/6/18-2005/6/18
*Liu Xiangdong	Independent Supervisor	M	52	2002/6/18-2005/6/18
Zhang Zhiliang	Vice President	M	50	2002/6/18-2005/6/18
Wu Haijun	Vice President	M	41	2002/6/18-2005/6/18
Yin Jihai	Vice President	M	46	2002/6/18-2005/6/18
Han Zhihao	Chief Financial Officer	M	52	2002/6/18-2005/6/18
Shi Wei	Vice President	M	44	2003/10/24-2005/6/18
Zhang Jingming	Company Secretary	M	46	2002/6/18-2005/6/18

* Non-salaried external directors and supervisors of the Company.

The profiles of the Director, Supervisors and senior management of the Company are set out on pages 63 to 69.

Remuneration of Directors, Supervisors and Senior Management for the Year

	RMB
Total remuneration for the year	2,526,224
Total remuneration paid to the 3 highest paid directors	622,406
Total remuneration paid to the 3 highest paid senior management staff members	445,860
Allowances paid to the independent directors	240,000
Other benefits provided to the independent directors	0
Name of directors and supervisors who did not receive remuneration from the Company	Li Weichang, Liu Wenlong, Zhang Baojian, Chen Xinyuan, Zhang Jianjun, Lu Xiangyang, Zhou Yunnong, Liu Xiangdong

Remuneration Bands (RMB)	Number of people
200,000 - 250,000	2
150,000 - 200,000	8
Below 150,000	6

Employees

The Company has a total of 31,008 employees, of whom 20,097 are production workers, 8,160 are sales, financial and other personnel and 2,751 are administrative personnel. 19.27% of the employees are university or college graduates or above.

Corporate Governance Structure

(1) Current status of corporate governance in the Company

The Company has strictly complied with relevant requirements of the Company Law, Securities Law, Corporate Governance Principles for Listed Companies, Guidelines for Formulating Independent Directors for Listed Companies, the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited to put forward the advancement of the Company's system and management, improve the corporate governance structure, strengthen the formulation of the Company's system in order to enhance the overall image of the Company.

In 2003, the Company has passed the resolution in respect of the amendments to the articles of associations of the Company. Meanwhile, the board of directors of the Company has strengthened the communication with relevant securities regulatory commissions in Shanghai and has passed through the examinations successfully.

(2) *Performance of duties by the Company's independent directors*

The independent directors of the Company attended the 2002 Annual General Meeting, the 2003 Extraordinary General Meetings and the 2003 board meetings, and have fully fulfilled the functions of independent directors. They participated in considering and approving the resolutions in respect of the 2002 annual report, the 2003 interim report, the profit appropriation plan and connected transactions. They expressed their opinions on the basis of their work experience and professionalism and conscientiously performed their duties as independent directors. In addition, they gave independent opinions on major matters such as appointments of senior management staff members and connected transactions. The independent directors have fulfilled their duties in a independent, trustworthy and diligent manner to safeguard the interests of shareholders, in particular minority shareholders, in accordance with the authority conferred on them as stipulated by the relevant laws and regulations and the Articles of Association.

(3) Actively promote and improve performance appraisal and bonus mechanisms for senior management On 26 March 2003, an remuneration system for Independent Directors and Directors, Supervisors and Senior Management of the Company was proposed at the fourth meeting of the fourth session of the Board and approved at the 2002 Annual General Meeting on 18 June 2003.

Directors, Supervisors and Senior Management's Interests in Shares

As at 31 December 2003, the interests held by Director, Supervisor and senior management in the Company were as follows (Unit: Share):

Name	Position	Number of Shares Held at the beginning of the year	Number of Shares Held at the end of year	Reason for Change
Lu Yiping	Chairman	3,600	3,600	-
Xu Kaicheng	Director	3,600	3,600	-
Rong Guangdao	Director and President	3,600	3,600	-
Feng Jianping	Director and Vice President	3,600	3,600	-
Jiang Baoxing	Director	3,600	3,600	-
Li Weichang	Director	1,000	1,000	-
*Liu Wenlong	External Director	Nil	Nil	-
*Zhang Baojian	External Director	Nil	Nil	-
*Gu Chuanxun	Independent Director	Nil	Nil	-
*Wang Yongshou	Independent Director	3,600	3,600	-
*Wang Xingyu	Independent Director	Nil	Nil	-
Chen xinyuan	Independent Director	Nil	Nil	-
Du Chongjun	Chairman of Supervisory Committee	1,000	1,000	-
Zhang Chenghua	Supervisor	Nil	Nil	-
Zhu Weiyan	Supervisor	Nil	Nil	-
*Zhang Jianjun	External Supervisor	Nil	Nil	-
Lu Xiangyang	External Supervisor	Nil	Nil	-
Zhou Yunnong	Independent Supervisor	Nil	Nil	-
*Liu Xiangdong	Independent Supervisor	Nil	Nil	-
Zhang Zhiliang	Vice President	3,600	3,600	-
Wu Haijun	Vice President	1,500	1,500	-
Yin Jihai	Vice President	Nil	Nil	-
Han Zhihao	Chief Financial Officer	Nil	Nil	-
Shi Wei	Vice President	Nil	Nil	-
Zhang Jingming	Company Secretary	Nil	Nil	-

The shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

Interests and Short Positions of Directors and Supervisors in Shares, underlying Shares and Debentures

Other than as set out above, as at 31 December 2003, none of the Directors, Supervisors or senior management had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 31 December 2003, none of the Directors, Supervisors or Senior Management and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Interests and short positions of substantial shareholders and other persons in shares and underlying shares

As at 31 December 2003, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (including those which are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1) (a) Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of total issued share capital	% of shareholding in the Company's total issued H shares	Capacity
China Petroleum & Chemical Corporation	4,000,000,000 promoter legal person shares	55.56%	-	Beneficial owner
J.P.Morgan Chase & Co.*	253,409,700 H shares	3.52%	10.88%	Beneficial owner; investment manager; other (lending pool)
HSBC Asset Management (Hong Kong) Limited*	132,166,000 H shares	1.84%	5.67%	Beneficial owner; investment manager; other (lending pool)

* Such H shares were held through a nominee.

(b) Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2) Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 31 December 2003, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Change of Directors, Supervisors and Senior Management

The Company convened the fifth meeting of the fourth session of the board of directors on 29 April 2003. Mr Zhang Zhiliang, Mr Zhang Honglin and Mr Huang Jian have resigned from the offices of directors due to job changes. It was resolved at the eighth meeting of the fourth session of the board of directors held on 24 October 2003 that Mr Lu Yiping would no longer hold the position of President and Mr Rong Guangdao was appointed as President; Mr Xu Kaicheng would no longer hold the position of Vice Chairman due to job change; Mr Liu Xunfeng has resigned from the postion of Vice President due to job change; in accordance with the nomination by the President, Mr Han Zhihao was appointed Chief Financial Officer and Mr Shi Wei was appointed Vice President of the Company.

Directors' and Supervisors' Interests in Contracts

None of the Director or Supervisor of the Company had any direct or indirect beneficial interests in any contracts of significance entered into or subsisting during the Year to which the Company or any of its subsidiaries was a party.

No Director or Supervisor of the Company has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

Audit Committee

The audit committee and the management of the Company have reviewed the accounting principles, accounting standards and discussed matters relating to auditing, internal supervising and financial reporting, including the audited report for the year ended 31 December 2003.

Code of Best Practice

The Company has complied with "The Code of Best Practice" set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 December 2003.

Meetings of the Board

The Company has held six Board meetings during the reporting period, details of which are as follows:

1. On 26 March 2003, the fourth meeting of the fourth session of the board of directors was convened. The meeting considered and approved the 2002 report of the Directors, the 2002 financial statements, the 2002 profit appropriation, the 2002 annual report, the 2002 summary of annual report, the report of the President and 2003 financial budget. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 27 March 2003.

2. On 29 April 2003, the fifth meeting of the fourth session of the board of directors was convened. The meeting considered and approved the first quarterly report for 2003, the Form 20-F to be filed with the Securities and Exchange Commission of the United States of America, the reappointment of KPMG Huazhen and KPMG as the Company's PRC and international auditors, respectively and authorisation of the board of directors to fix their remuneration; adjustment to the members of the board of directors of the Company; the remuneration system for independent directors; the amendment to the articles of association of the Company and its appendices and resolutions proposed at the 2002 Annual General Meeting. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 30 April 2003.

3. On 20 August 2003, the sixth meeting of the fourth session of the board of directors was convened. The meeting considered and approved the 2003 interim report and the 2003 interim profit appropriation; the appointment of Mr. Chen Xinyuan, an independent director, as member of the Audit Committee; as well as relevant resolutions proposed at the Extraordinary General Meeting held on 21 November 2003. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 21 August 2003.

4. On 17 September 2003, the seventh meeting of the fourth session of the board of directors was convened. The meeting considered and approved the entering into the Supply courract of Acrylonitrile and Supply Contract of Acrylonitrile between the Company and Shanghai Secco Petrochemical Company Limited; the entering into the Supply Contract of Acrylonitrile and Supply Contract of Acrylonitrile between the Company and Zhejiang Jinyong Acrylic Fiber Company Limited; as well as relevant resolutions proposed at the 2003 Extraordinary General Meeting. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 26 September 2003.

5. On 24 October 2003, the eighth meeting of the fourth session of the board of directors was convened. The meeting considered and approved the third quarterly report for 2003, the appointment of Morrison & Foerster LLP as the US legal advisor; agreed that Mr Lu Yiping, Chairman, should no longer hold the position of President because of job needs; the appointment of Mr Rong Guangdao as the President of the Company; agreed that Mr Xu Kaicheng, vice Chairman, should no longer hold the position of Vice Chairman because of job change; the resignation of Liu Xunfeng, Vice President, from the office of Vice President because of job change and in accordance with the nomination by the President, Mr Han Zhihao was appointed a Chief Financial Officer and Mr Shi Wei was appointed a Vice President. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 27 October 2003.

6. On 29 December 2003, the ninth meeting of the fourth session of the board of directors was convened. The meeting considered and approved the Acrylic Fibre Products Sales Agent Contract entered into by the Company and Zhejiang Jinyong Acrylic Fibre Company Limited, the Company's subsidiary with Shanghai Acrylic Fibres Sales Branch Company of China Petroleum & Chemical Corporation; and the retrofitting project for the Company's 1# vacuum atmospheric distillation plant at a nearby site. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 31 December 2003.

Shareholders' Meeting

2002 Annual General Meeting

The Company held its 2002 Annual General Meeting on 18 June 2003 in Jinshan District, Shanghai, the PRC. The AGM was attended by 35 people in person or their proxies holding 6.047 billion shares, representing 83.99% of the Company's total share capital, which formed a quorum of the meeting in accordance with the requirements stipulated by the Articles of Association of the Company and the PRC Company Law.

The meeting approved the following resolution:

1. The report of the Directors for the year ended 31 December 2002;

2. The report of the Supervisory Committee for the year ended 31 December 2002;

3. The Audited Statement of Accounts of the Company for the year ended 31 December 2002 and the 2003 Budget;

4. The Profit Appropriation of the Company for the year ended 31 December 2002;

5. The reappointment of KPMG Huazhen and KPMG as the Company's PRC and international auditors respectively for the year ending 31 December 2003 was approved and the Directors were authorised to fix their remuneration;

6. Approved the resignations of Mr Zhang Zhiliang, Mr Zhang Honglin and Mr Huang Jian from the offices of Directors of the fourth session of the board of directors of the Company; appointed Mr. Chen Xinyuan as Director to the fourth session of the board of directors of the Company and to elect a new session of the board of directors of the Company; approved the resignation of Mr Chen Xinyuan from the office of Independent Supervisor of the fourth session of the Supervisory Committee; appointed Mr Zhou Yunnong as an Independent Supervisor of the fourth session of the Supervisory Committee of the Company;

7. The remuneration system for Independent Directors and Directors, Supervisors and Senior Management of the Company;

8. Authorise the board of directors to amend the Articles of Association as a special resolution.

Resolutions of the Annual General Meeting were published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 19 June 2003.

2003 Extraordinary General Meeting

The Company held its 2003 Extraordinary General Meeting ("EGM") on 21 November 2003 at Shangri-la Hotel, Shenzhen, the PRC. The EGM was attended by 7 people in person or their proxies holding 6.270 billion shares, representing 87.09% of the Company's total share capital, which formed a quorum of the meeting in accordance with the requirements stipulated by the Articles of Association of the Company and the PRC Company Law. The following resolutions were reviewed and approved by Independent Direcorts who has attended the EGM (other than shareholders of Sinopec Corp and its subsidiaries)

1. Approved the Contract for Supply of Acrylonitrile entered into between the Company and Shanghai Secco Petrochemical Company Limited;

2. Contract for Supply of Acrylonitrile entered into between Zhejiang Jinyong Acrylic Fiber Company Limited and Shanghai Secco Petrochemical Company Limited.

The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 24 November 2003.

Proposed amendments to the Company's articles of association

The Company proposes to make the following amendments to its articles of association in accordance with the amendments to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) announced on 30 January 2004:

1. The existing Articles 83 and 88 shall be replaced by new provisions such that, where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

2. The existing Articles 110 and 111 shall be replaced by new provisions, such that the period for a shareholder to lodge a notice of intention to propose a person for election as a director will commence no earlier than the day after the despatch of the notice of meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

3. The existing Article 177 shall be replaced by a new provision, such that a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at meeting.

The resolutions regarding the above amendments and certain other amendments will be put forward to the shareholders for approval by way of special resolution at the annual general meeting of the Company to be held on 18 June 2004. For details of the resolutions regarding the proposed amendments, please refer to the notice of annual general meeting published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 29 March 2004.

MAJOR EVENTS

1. Profit appropriation plan for 2003

Net profit of the Company for the year ended 31 December 2003 amounted to RMB1,385,556,000 under PRC Accounting Rules and Regulations (RMB1,401,690,000 under IFRS). After two transfers, each amounting to 10% of the profit after tax, or RMB138,556,000, made to the statutory surplus reserve and the statutory public welfare fund, respectively, profit available for distribution to shareholders amounted to RMB1,108,444,000 (RMB1,124,578,000 under IFRS). The Board of Directors proposed to declare a final dividend of RMB0.08 (incl. tax) per share. With reference to the total number of shares of 7,200,000,000 for the year ended 31 December 2003, the total dividend amount will be RMB576,000,000.The relevant announcement was published in the published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post of Hong Kong and Hong Kong Commercial Daily on 29 March 2003.

2. Material litigation

The Company was not involved in any material litigation or arbitration in 2003.

3. Acquisitions and sale

There was no significant acquisition or sale made by the Company in 2003.

4. Trust financial management

During 2003, no trust financial management was made by the Company.

5. Major connected transactions

(1) The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "waivers") granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders' approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993, would remain valid upon completion of the reorganisation of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company.

Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the waivers are carried out between the Company and China Petroleum & Chemical Corporation and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

The Board believes that the transactions listed below were entered into in the ordinary course of business and on normal commercial terms or in accordance with the terms of the agreements governing these transactions.

Details of the Group's connected transactions during the reporting year are set out in note 30 of the financial statements prepared in accordance with the PRC Accounting Rules and Regulations.

(2) *Funds provided to and by connected parties*

Connected parties	Funds provided to the connected parties		Funds provided by the connected parties to the listed company	
	Net transaction amount RMB'000	Balance RMB'000	Net transaction amount RMB'000	Balance RMB'000
China International United Petroleum & Chemical Company Ltd. (Unipec)	42,135	46,807	13,071	13,071
Other connected parties	109,380	118,112	22,855	37,026

(3) **The following transactions are the significant related party transactions relating to sales and purchases of goods and provision of services that occurred during the year ended 31 December 2003:**

Type of transactions	Related parties	Amount RMB'000	Percentage of total amount of the type of transaction %
Sales	Sinopec Huadong Sales Company	8,145,616	27.55
	Other fellow subsidiaries	2,335,857	7.90
Purchases	China International United Petroleum & Chemicals Co. Ltd. (Unipec)	12,616,258	63.12
	Other fellow subsidiaries	4,045,099	20.24
Construction and installation fees	China Petrochemical Corporation & its subsidiaries	297,525	70.17

The Group is of the opinion that the purchases of goods from the above related parties ensure a steady and secure supply of raw materials, and that sales to the above related parties ensure that the Group maintains important sales channels. The construction and installation fees were paid to China Petroleum & Chemical Corporation strictly in compliance with the respective contracts. These connected transactions are beneficial to the Group.

6. Trust, sub-contract and leasing

During 2003, the Group did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of any other company.

7. Auditors

KPMG Huazhen and KPMG were the Companys domestic and international auditors respectively in 2003.

A resolution for the reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company respectively, is to be proposed at the forthcoming 2004 Annual General Meeting of the Company

The only fees paid by the Company to KPMG Huazhen and KPMG are their audit fees as stated below:

	KPMG Huazhen (Domestic)	**KPMG (International)**
Audit fee for 2003	US$70,000 (unpaid)	US$480,000 (unpaid)
Audit fee for 2002	US$60,000 (paid)	US$490,000 (paid)
Travelling and accomodation expenses	Borne by the firm	Borne by the firm

KPMG Huazhen and KPMG have provided auditing services to the Company for a consecutive period of 11 years.

Miss Jin Naiwen, the Certified Public Accountant of KPMG Huazhen has audited the Company for 7 consecutive years.

Miss Song Chenyang, the Certified Public Accountant of KPMG Huazhen has audited the Company for 1 year.

8. Material contracts

During 2003, the Company has no material contracts or contract for which the Company did not perform its obligations.

9. Controlling shareholder

China Petroleum & Chemical Corpration ("Sinopec Corp") is the controlling shareholder of the Company, holding a 55.56% equity interest or 4,000 million shares.

Sinopec Corp is the largest company in Asia and China in terms of production, distribution and marketing of gasoline, diesel, coal and most of other major petroleum products. Sinopec Corp is also the largest manufacturer and distributor of petrochemical products in China and the second largest explorer, developer and producer of crude oil and natural gas in China.

10. Tax rate

The charge for PRC income tax is currently calculated at the rate of 15% (2002:15%). The Company has not received any notice from the Ministry of Finance to the effect that the 15% tax rate will not continue to be applicable to the Company in 2004.

11. Deposits

The Company did not have any designated deposit during 2003. As at 31 December 2003, the Group did not have any time deposit which could not be collected upon maturity.

12. Guarantees

Guaranteed entities	Date (Agreement signing date)	Guarantee amount (RMB '000)	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Shanghai Golden Conti Petrochemical Company Limited	20 September 2003	20,000	Bank loan	1 year	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	28 August 2003	140,000	Bank loan	1 year	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	10 November 2003	120,000	Bank loan	1 year	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	12 September 2003	120,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	21 December 1997	62,110	Bank loan	7 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	21 December 1997	4,800	Bank loan	7 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	21 December 1998	14,800	Bank loan	7 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	21 May 2003	10,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	5 December 2003	50,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	18 June 2002	24,500	Bank loan	5 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2 June 2003	130,000	Bank loan	3 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	19 May 2003	50,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	18 June 2003	30,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	28 November 2002	110,000	Bank loan	3 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	19 November 2003	14,500	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	19 June 2003	119,598	Bank loan	1 year	No	Yes

12. Guarantees *(continued)*

Guaranteed entities	Date (Agreement signing date)	Guarantee amount (RMB '000)	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Shanghai Golden-Phillips Petrochemical Company Limited	28 November 2002	68,100	Bank loan	2 year	No	Yes
Shanghai Jinsen Hydrocarbon Resins Company Limited	24 March 1999 and 17 May 2003	54,600	Bank loan	5 years	No	Yes
Shanghai Petrochem-Iwatani Gases Development Co. Ltd.	14 February 2003	10,000	Bank loan	3 years	No	Yes
Hanzhou Jinshan Real Estate Company	29 September 2003	24,800	Bank loan	1 year	No	Yes
Shanghai Bo-KA Chemical Co. Ltd.	30 April 2003 and 4 July 2003	10,000	Bank loan	1 year	No	Yes
Jinshan Hotel	28 December 2001 and 11 June 2002	13,250	Bank loan	5 years	No	Yes
Others	21 September 1998 to 25 September 2003	42,448	Bank loan and guarantee	3 months to 7 years	No	Yes

Amount of guarantees signed in 2003 (Rmb'000)	900,210
Total amount in respect of guarantees to subsidiaries signed by the listed company	854,898
Guarantee amount (Rmb'000)*	1,243,506
Including: Guarantee for connected parties (Rmb'000)	1,243,506
Guaranteed amount as a percentage of net asset value of the Company prepared in accordance with PRC Rules and Regulations	8%

* These guarantees were granted to the Company's subsidiaries and the Group's associates and other unlisted investments.

Guarantees issued to banks in favour of subsidiaries, associates and other non-listed investment companies are given to the extent of the Company's and the Group's respective interest in these entities.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. As at 31 December 2003 and 2002, the Company was of the view it was not probable that it would be required to make payments under the guarantees. Thus no liability has been accrued for a loss rèlated to the Group's and the Company's obligation under the guarantees arrangement.

As at 31 December 2003, the Group and the Company issued guarantees in favour of related parties, in which the Group and the Company held less than 50% shareholdings, and companies (mainly wholly owned subsidiaries) of liabilities-assets ratio (total liabilities divided by total assets) of more than 70% amounting to RMB1,094,951,000.

13. Disclosure

Saved as disclosed above, in relation to major events, or discloseable matters referred to in Article 62 of the Securities Law of the PRC, Article 60 of the Provisional Regulations on the Administration of the Issue and Trading of Shares of the PRC and Article 17 of the Implementing Rules on the Disclosure of Information by Publicly Listed Companies (Trial Implementation), there was no major event or discloseable matter of the Group during the year under review.

14. Shareholders' commitment

Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspapers or websites any commitment with any party.

15. During 2003, the Board and the Directors had not been investigated, administratively punished or publicly criticized by the China Securities Regulatory Commission or publicly reprimanded by the Shanghai Stock Exchange.

16. Disclosure of other significant event

(1) Statement in relation to the use of funds by the controlling shareholder and other related parties.

Pursuant to the requirements of the Zheng Jian Fa [2003] No.56 "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" issued by the China Securities Regulatory Commission ("CSRC") and the State-owned Assets Supervision and Administration Commission of the State Council, KPMG Huazhen has issued a Statement in relation to the Use of Funds of Sinopec Shanghai Petrochemical Company Limited by the Controlling Shareholder and other Related Parties for the Year 2003" as shown below:

To the Board of Directors of Sinopec Shanghai Petrochemical Company Limited:

We have accepted the appointment and audited the Company's consolidated balance sheet and balance sheet as at 31 December 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended (the "financial statements") in accordance with the China's Independent Auditing Standards of the Certified Public Accountants. We issued an auditors' report with an unqualified audit opinion on these financial statements on 26 March 2004.

Pursuant to the requirements of the "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" issued by the CSRC and the State-owned Assets Supervision and Administration Commission of the State Council, the Company has prepared the "Summary of the use of funds of Sinopec Shanghai Petrochemical Company Limited by the controlling shareholder and Other Related Parties for the year 2003" (the "Summary").

The Company is responsible for preparing and disclosing the Summary and ensuring its truthfulness, legitimacy and completeness. We are not aware of any inconsistency, in all material respects, when comparing the information contained in the Summary with the financial information verified in the course of our audit and the related contents in the audited financial statements of the Company and its subsidiaries (the "Group") for the Year 2003. Except for the audit procedures performed in the course of our audit of the financial statements for the Year 2003 on the Group's related party transactions, we have not performed any additional audit and other procedures on the information ontained in the Summary.

In order to have a better understanding on the use of funds by the Company's controlling shareholder and other related parties for the Year 2003, the Summary should be read together with the audited financial statements.

KPMG Huazhen
8th Floor, Office Tower E2
Oriental Plaza
No.1 East Chang An Avenue
Beijing, The People's Republic of China
Postal code: 100738

Certified Public Accountants
Registered in the People's
Republic of China
Song Chenyang
Jin Naiwen
26 March 2004

(2) Independent opinions of the Independent Directors on the possession of capital and guarantee by controlling shareholders and other connected parties

In accordance with the "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" (Zheng Jian Fa [2003] No.56) issued by the CSRC, Mr Gu Chuanxun, Mr Wang Yongshou, Mr Wang Xingyu and Mr Chen Xinyuan have reviewed the Company's controlling shareholders and other connected parties in respect of their possession of the Company's capital and guarantees, and believed that the Company's controlling shareholders and other connected parties had not been in breach in any material manner of the relevant requirements prescribed by the CSRC notice in respect of possession of the Company's capital and loan guarantees.

By order of the Board
Lu Yiping
Chairman

Shanghai, 26 March 2004

In 2003, the Supervisory Committee of the Company exercised their lawful powers and conscientiously performed their supervisory duties in accordance with the Company Law, relevant laws and regulations and the Company's Articles of Association to preserve and enhance the asset value of the Company, safeguarding the regulated operations of the Company and protecting the shareholders' lawful interests against any infringement.

I. The Supervisory Committee convened four meetings during the reporting period:

1. The fourth meeting of the fourth session of the Supervisory Committee was convened on 25 March 2003 at the Company's office building; and the following was reviewed and approved:

   (1) Report of the Supervisory Committee 2002;

   (2) The Supervisory Committee's assessment report on the Company's operating results;

   (3) Rules on the Operation of the Supervisory Committee of the Company;

   (4) Resignation of Mr. Chen Xingyuan from Independent Supervisor due to his job duties and nomination Mr. Zhou Yunnong as Independent Supervisor to the fourth session of the Supervisory Committee, to be submitted to the general meeting of the Company for approval.

2. The fifth meeting of the fourth session of the Supervisory Committee was convened on 28 April 2003 by means of correspondence and the 2003 first quarterly report of the Company was reviewed and approved.

3. The sixth meeting of the fourth session of the Supervisory Committee was convened on 19 August 2003 at the Company's office building and the following was reviewed and approved:

   (1) Evaluations and suggestions made by the Supervisory Committee on the 2003 interim operating results of the Company;

   (2) Amendments made to the service contracts of the Supervisory Committee members, with new contracts to be signed in due course.

4. The seventh meeting of the fourth session of the Supervisory Committee was convened on 24 October 2003 at the Company's office building and the following resolutions were approved:

   (1) Company's the 2003 third quarterly report.

   (2) Signing of new service contracts for the Supervisory Committee members.

II. Analysis on reasons for improvements of profitability of the Company in 2003

In 2003, the Company recorded sound operating results due to two main reasons. First, the world economy improved and China's economy achieved continuously rapid growth. As market demand increased, there was more potential for growth in the Company's profits. The State put great efforts in regulating the market for petroleum products, achieving effective results and assuring substantial improvements in the market environment. Secondly, the Board of Directors and senior management of the Company seized market opportunities, leading the whole staff team to overcome the negative impact of the US-Iraq war, the "SARS" epidemic and the continuous hot climate. The Company fully leveraged on the advantage of enhanced production capacity resulting from the "Phase IV" Project which commenced operation in 2002, made timely adjustment to marketing strategies and optimised processing management, while there was a large increase in product output, and thereby exceeding the operating targets for the year. The above achievements have all laid a solid foundation for the Company's new round of reforms and developments to be launched by the Company.

III. Compliance with relevant laws and regulations

During the period, the Supervisory Committee monitored the management's compliance with Company Law as well as relevant laws and regulations, execution of Company's Articles of Association, and implementation of resolutions passed at the shareholders' general meetings and the Board of Directors. There have been no cases reported on violations of State laws and regulations, the Company's Articles of Association or management regulations; or infringement against the interests of the Company or shareholders by the Board of Directors, the General Manager's team or other senior management members in the discharge of their duties. The Supervisory Committee also considered that during 2003, the Company had enhanced financial and budget management, improved the internal control system and upgraded the asset quality of the Company.

IV. **Independent work of the Supervisory Committee**

During the reporting period, the Supervisors have conducted meetings diligently focusing on constructive discussions. They have actively attended meetings of the Board of Directors and furnished specific comments on the management of the Company's operations. Major recommendations put forward in 2003 included recommendations regarding emphasizing accounts receivable, stringent management and scientific audit, enhancements on budget management and stringent control on sources of expenses increase, improvements on the standards of rank-and-file supervision and cost reduction; strengthening on marketing strategies research as a means to achieve better selling prices and placing better controls on stock clearing and disposal.

In order to enhance supervision on the normal course of activities, the Supervisory Committee was committed to analysing the financial reports of the Company every month in an attempt to improve budget management of the Company in every aspect. In 2003, the Supervisory Committee made monthly comparisons between expenses incurred in any particular month and targeted indicators, greatly enhancing its ability to discover problems in a timely manner. In accordance with the requirements of the China Securities Regulatory Commission, the Supervisory Committee placed emphasis on the review of provisions of bad debts, handling of obsolete stock, writing-off of fixed asset, implementation of approval process, the mechanisms and procedures for acquisition and disposal of assets, and the provision of loan guarantees to controlled or associate companies. The Supervisory Committee also supervised and coordinated the relevant departments, studied and reviewed the implementation of issuing sales by the Company, budget management by the Company's subsidiaries and investment returns for some companies controlled by the Company.

In 2004, the Supervisory Committee will further improve its supervision over the financial matters of the Company and enhance the review and analysis of operational management weaknesses. It aims to achieve a regulated operation of assets handling and to increase assets value and economic efficiency, with a view to safeguard the lawful interests of all shareholders.

Supervisory Committee
Sinopec Shanghai Petrochemical Company Limited

Shanghai, 26 March 2004

Executive Directors

Lu Yiping, 58, is the Chairman of the Board of the Company. Mr. Lu joined the Shanghai Petrochemical Complex (the "Complex") in 1974 and has held various positions, including Deputy Director and Director of the Acrylic Fibre Plant of the Complex. In April 1994, he was appointed Vice President of the Company responsible for sales and marketing, and in June 1995, he was elected a Director of the Company in charge of investment and project construction. He was appointed as Vice Chairman and President in October 1997 and the Chairman of the Board in May 1999. He has extensive experience in large scale enterprise management. From October 1993 to April 1994, Mr. Lu was Deputy General Manager of Shanghai Jinshan Industrial Investment Development Co., Ltd. Between 1968 and 1974 Mr. Lu worked at the Shanghai No.16 Yarn-dyed Fabric Mill and gained years of experience in management of fabric production. In 1968, Mr. Lu graduated from the Textile Engineering Department of the Shanghai Textile Technical College. He is a senior engineer.

Xu Kaicheng, 47, is the Assistant to the President of China Petrochemical Corporation ("Sinopec") and a Director of the Company. Mr. Xu joined the Complex in 1973 and held various positions, including the Deputy Secretary of the Communist Party Committee, the Secretary of the Communist Party Discipline Supervisory Committee, the Chairman of the Trade Union and the Secretary of the Communist Party Committee of the Plastic Plant of the Complex. In June 1993 he was the Deputy Secretary of the Communist Party Committee, the Secretary of the Communist Party Discipline Supervisory Committee and the Chairman of the Supervisory Committee of the Company. In June 1995 he was the Secretary of the Communist Party Committee and the Chairman of the Supervisory Committee of the Company. From June 1999 to October 2003, he was the Secretary of the Communist Party Committee and Vice Chairman of the Company. Mr. Xu has considerable experience in party affairs, ideological and political affairs, large scale enterprise management, internal supervision and management as well as staff training. Mr. Xu graduated from the Shanghai Television University in 1987 with a major in management. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior economist.

Rong Guangdao, 48, is an Executive Director and the President of the Company. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed as Vice President of the Company, responsible for production and planning, and in June 1995 he was elected a Director of the Company. In October 2003, Mr. Rong was appointed as the President of the Company. Mr. Rong has many years of experience in organizing and directing large scale petrochemical production and human resources development. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer.

Feng Jianping, 50, is an Executive Director and a Vice President responsible for production, equipment, safety, environment protection and diversified business. Mr. Feng joined the Complex in 1976 and has held various positions, including Deputy Director and Director of Vehicle Transportation Department of the Complex, Manager of the Sales Department, General Manager of Sales and Supply Division and Deputy Chief Economist of the Company. In January 1996, Mr. Feng was appointed as Vice President of the Company responsible for marketing, and in June 1996 he was elected as a Director of the Company. Mr. Feng has considerable experience in operations management. Mr. Feng graduated from Shanghai Industry University in 1983 majoring in business management. In July 1998, Mr. Feng completed postgraduate course in enterprise management of East China University of Science and Technology and the postgraduate course in economics of Shanghai Academy of Social Sciences in June 2001. He is a senior economist.

Jiang Baoxing, 59, is the Director of the Company. Mr. Jiang joined the Complex in 1973 and held various positions including Deputy Party Secretary, Party Secretary and Deputy Director of the Thermal Power Plant of the Complex. Mr. Jiang was elected as the Chairman of the Complex's trade union in July 1990. Between June 1993 and May 2003 he was the Chairman of the Company's trade union. In May 2003, he was elected a Director of the Company. Mr. Jiang graduated from Shanghai Television University in 1988 with a major in enterprise management with a senior professional qualification.

Li Weichang, 50, is an Executive Director and the Deputy Secretary of the Communist Party Committee of the Company.Mr. Li joined the Complex in 1982 and has held various positions, including Deputy Director and Director of the Propaganda Division of the Complex, Deputy Secretary of the Communist Party Committee of Shanghai Petrochemical College and Director of the Propaganda Division of the Company. In September 1998, Mr. Li was appointed as Deputy Secretary of the Communist Party Committee of the Company. He has extensive experience in motivating employees and developing enterprise culture. In 1982, Mr. Li graduated from Wuhan University with a major in philosophy. He obtained an LLM at Shanghai Jiaotong University in 1995, with a major in ideological and political education. He has senior professional qualifications at professor level.

Non Executive Directors

Liu Wenlong, 63, is the Assistant to the President and the Chief Economist of Sinopec, and was elected as a Director of the Company in June 1999. Mr. Liu has held various positions, including Director of the Designing Office and Deputy Director of Liaison Office and Deputy Chief Engineer in Nanjing Refinery. In April 1983, he was appointed as Vice President of Jinling Petrochemical Company and in August 1985, he was appointed Director of the Planning and Finance Division of Sinopec. Mr. Liu was appointed Director of the Planning Division of Sinopec in June 1988. he was appointed Chief Economist of Sinopec in November 1992 and has concurrently position of Director of the Development and Planning Division of Sinopec and assumed his current position in February 2000. Mr. Liu has engaged in the management of the petrochemical enterprise for many years, and is familiar with planning, designing and management of petrochemical enterprise. Mr. Liu also has extensive experience in enterprise planning and investment management. Mr. Liu holds a master degree. He is a senior economist at professor level.

Zhang Baojian, 59, concurrently holds the positions of Deputy Chief Accountant and Director of the Finance and Planning Department of Sinopec, the Supervisor of China Petroleum & Chemical Corporation and the Chairman of Sinopec Finance Company Limited. He was elected as Director of the Company in June 1999. Mr. Zhang held various positions including Deputy Director, Director of Finance Department and Chief Accountant of Yueyang Petrochemical Complex. In April 1989, he became the Chief Accountant of the Finance Department of Sinopec, and in 1990 he was appointed as Deputy Director of the Finance Department of Sinopec. In October 1995, Mr. Zhang was appointed the Director of the Finance Department of Sinopec and the Chairman of Sinopec Finance Company Limited and assumed his current position in December 2001. Mr. Zhang has extensive experience in financial management. Mr. Zhang holds a university degree and is a senior accountant at professor level.

Independent Directors

Gu Chuanxun, 68, is an Independent Director of the Company. He held senior positions in production and operational management in Shanghai Tianyuan Petrochemical Factory and the Complex. In 1978 he was the Director of the Production Office of the Complex, Vice President of the Complex responsible for production in 1979, and the President of the Complex in 1983. Mr. Gu was appointed the Vice Mayor of the Shanghai Municipality in 1988 and left his post at the expiration of his term of office. Mr. Gu was the Chairman fo Changjiang Economic Joint Development Company which was jointly set up by the four cities of Shanghai, Nanjing, Wuhan and Chongqin. Mr. Gu graduated from East China Institute of Chemcial Technology in 1961 majoring in petrochemical machinery. He is a senior engineer.

Wang Xingyu, 59, is the President and Professor of East China University of Science and Technology and was elected an Independent Director of the Company in June 1999. Mr. Wang graduated from the Department of Mathematics of Fudan University in 1967 and holds a master degree in Control Theory from East China Normal University in 1982 and a doctorate in industrial automation from East China Institute of Chemical Technology in 1984. Mr. Wang specializes in the fields of automation, control optimization and intelligent controls. He has published many books and papers in these fields and is influential both in China and abroad.

Wang Yongshou, 63, had been a Deputy General Manager of Shanghai Jinshan Industrial Investment Development Co., Ltd, since the establishment of the Company and was elected as a Director of the Company in June 1993. In 1997, he became the President of Shanghai Jinshan Industrial Investment Development Co., Ltd. In June 2003 he was elected an Independent Director of the Company. At present, Mr. Wang is the Senior Economic Consultant of Shanghai Jinshan Industrial Investment Development Co., Ltd. Mr. Wang joined the Complex in 1974 and held the positions of Deputy Director and Director of the Plastic Plant of the Complex. He became the Complex's Chief Economist in 1990. Mr. Wang has extensive experience in plastics production management. Mr. Wang graduated from Zhejiang Petrochemical Institute in 1965 with a major in organic chemistry. He is a senior economist.

Chen Xinyuan, 39, currently the Dean, Professor and tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, was elected as Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation form the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook graduated studies at the Accounting Faculty of Shanghai University of Finance and Economics and stayed on as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is very familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Supervisory Committee

The Company has a Supervisory Committee whose primary duty is the supervison of senior management of the Company, including the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company acts in the interest of the Company, its shareholders and employees and does not perform acts which violates PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholders' meetings from time to time. The Supervisory Committee currently comprises seven members, two of whom are employee representatives and four of whom are external Supervisors including two Independent Supervisors.

Du Chongjun, 49, is the Secretary of the Communist Party Committee and the Chairman of the Supervisor Committee of the Company. He joined the Complex in 1974 and has held various positions, including General Manager and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Business Division of the Company. In May 1999 he was the Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee. In June 1999 he was appointed the Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed the Secretary of the Communist Party Committee. Mr. Du has extensive experience in large scale enterprise operation, management and internal supervision. Mr. Du graduated from East China Institute of Chemical Technology with a major in enterprise management in 1986. In 1999 Mr. Du graduated from Shanghai Second Polytechnic University with a major in computer application management. He is a senior economist.

Zhang Chenghua, 48, is the Deputy Secretary of the Communist Party Discipline Supervisory Committee and the Director of Supervisory Committee Office. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex and the Company. He has held various positions including the Deputy Party Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee, as well as the Chairman of the trade union of the Plant. Mr. Zhang is very experienced in enterprise management, organisational work and trade union related work. Mr. Zhang graduated in party administrative management in January 1999 from Shanghai Party Institute of CCP and completed the graduate courses of economy from Shanghai Academy of Social Sciences in June 2001. He is an engineer.

Zhu Weiyan, 55, is the Vice Chairman of the Trade Union of the Company. In January 1977, Mr. Zhu graduated from Shanghai Fudan University physics department specializing in cryogenic superconductor, and he graduated from Shanghai No. 2 Industrial University, specializing in industrial management in July 1991. Mr. Zhu used to be a teacher and in May 1979, he joined the Complex. He worked in the human resource division and other divisions of the Research Institute of the Complex, and held the positions of the Chairman of the Trade Union of the Research Institute and the Director of Propaganda Division of the Company. Mr. Zhu has experience in the work of the trade union. He is a senior engineer.

External Supervisors

Zhang Jianjun, 52, is currently Deputy Director of the Supervisory Bureau of Sinopec and was appointed external Supervisor of the Company in June 2000. Ms. Zhang joined the Beijing Petrochemical Complex in September 1975 where she worked with a catalyst research team for 5 years. From January 1981 onwards, Ms. Zhang held various positions, including Deputy Secretary of the Disciplinary Committee and Director of the Supervisory Office of Yanshan Petrochemical Corporation. In March 1998, she became Party Secretary of the Research Institute of Yanshan Petrochemical Company Limited. She assumed her current position in February 2000. Ms. Zhang has accumulated a wealth of experience in the management of petrochemical company, having held various positions in the senior management positions. Ms. Zhang has senior professional qualification.

Lu Xiangyang, 51, is the Deputy Director of the Auditing Bureau of Sinopec. Mr. Lu joined the Qianguo Oil refinery in 1970 and held the positions of Deputy Director and Director of the Financial Department of Qianguo Oil Refinery. In March 1992, Mr. Lu was appointed the Deputy Director of the Production Auditing Division of the Auditing Department of Sinopec. In January 1993, he was appointed the Director of the Production Auditing Department of the Sinopec Huaxia Auditing Company. In March 1996, Mr. Lu became the Deputy Manager of the Sinopec Huaxia Auditing Company. He was appointed the Deputy Director of the Auditing Bureau of Sinopec in June 1997. Mr. Lu graduated from Xi'an College of Petroleum Industry in 1985, with a major in industrial enterprise accounting. He is an accountant with many years of management experience in financing and auditing.

Independent Supervisors

Liu Xiangdong, 51, currently President of Zhengda International Finance Corporation, was appointed Independent Supervisor of the Company in June 2000. Mr. Liu has held the positions of Planning and Credit Officer and Deputy Head and Head of the Credit Division. He has also been Deputy Chief and Chief of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch. He became Chief Economist and the Director of the Planning Division of Industrial and Commerical Bank of China, Shanghai Branch in August 1996. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997. He assumed his current position in 2002. Mr. Liu has worked in the banking sector for many years and has abundant experience in management business practices. He holds a master's degree in economics and is a senior economist.

Zhou Yunnong, 62, former Governor of Shanghai Jinshan District and Member of the Leaders Group of Shanghai Chemical and Industrial Park, is currently the Senior Advisor of Jinshan Industrial Investment and Development Company. Mr. Zhou graduated from Huadong Normal University in August 1964, majoring in radio. He joined the Shanghai Petrochemical Complex in October 1972, and was appointed Vice President of the Complex in November 1984. From June 1989 to August 1991, Mr. Zhou was the Deputy Director of the Human Resource Department of China Petrochemical Corporation. In August 1991, Mr. Zhou became the Deputy Secretary of Communist Party Committee of the Complex, and appointed the Vice President of the Complex in March 1992. From July 1993 to April 1994, Mr. Zhou was appointed the Vice President of Shanghai Petrochemical Company in charge of administration and human resources. In April 1994, Mr. Zhou was appointed the Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company. He was the Governor to Jinshan District of Shanghai from May 1997 to November 1999. Mr. Zhou is a senior engineer and he has extensive experience in business management.

Senior Management

Zhang Zhiliang, 50, is a Vice President of the Company. Mr. Zhang joined the Complex in 1977 and has held various positions, including Deputy Director and Director of No.1 Chemical Plant and Deputy Manager and Manager of the Refining and Petrochemical Division. Mr. Zhang was appointed Vice President of the Company in April 1997. From June 1997 to June 2003, he was the Director of the Company. He graduated from Fudan University in 1977 majoring in synthetic chemistry. In January 2001 he completed a graduate course in industrial economics from Shanghai Academy of Social Science. He is a senior engineer.

Wu Haijun, 41, is a Vice President of the Company responsible for overall planning, investment project and project construction. Mr. Wu joined the Complex in 1984 and has held various positions, including Deputy Director and Director of the No. 2 Petrochemical Plant and Manager of the Petrochemical Department of the Company. In May 1999, he was appointed a Vice President of The Company. Mr. Wu graduated from Chemical Engineering Department of Eastern China Institute of Chemical Technology in 1984 and obtained an MBA from China Europe International Business School in 1997. He is a senior engineer.

Yin Jihai, 46, is a Vice President of the Company responsible for foreign joint venture and cooperation and foreign trade. Mr. Yin joined the Complex in 1984 and has held various positions, including Assistant to the General Manager and the Deputy General Manager and the General Manager of the Sales Company. Mr. Yin became the Director of the Market Division of the Company in 1999. He was appointed the Vice President of the Company in December 2001. Mr. Yin graduated from Shanghai University of Finance and Economics specializing in trade and economics in 1984. He obtained a doctorate from China Europe International Business School in 2001.

Han Zhihao, 52, is the Chief Financial Officer of the company responsible for financial management. Mr. Han joined the Complex in 1976 and has held various positions, including Deputy director of Vehicle Transportation Department, Deputy Director and the Director of finance Department of the Complex, the Director of Finance Department of the company and an Associate Chief Accountant. He was appointed the Chief Accountant of the Company in September 1998. In October 2003, he was appointed the Chief Financial Officer. Mr. Han obtained an MBA from the University of Canberra in Australia. Mr. Han holds the title of senior accountant.

Shi Wei, 44, is a Vice President of the Company. Mr. Shi joined the Complex in 1982. He was Assistant to the Manager in May 1996 and deputy manager in October 1997 of the Refinery and Petrochemical Division of the Company. In 1999 he was Manager of the environmental department. In April 2001, he was Party Secretary of the oil processing and petrochemical department. In July 2002, he was Manager of the oil processing and petrochemical department. In October 2003, Mr. Shi was appointed the Vice President of the Company. Mr. Shi is experienced in conglomerate administration in large-scale enterprise and organizing and directing production management in large-scale petrochemical enterprise. Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering. In 1998, Mr. Shi completed an MBA degree in East China University of Science and Technology. Mr. Shi is a senior engineer.

Zhang Jingming, 46, is the Secretary of the Board and the Director of the Secretarial Office to the Board of Directors of the Company. Mr. Zhang joined the Complex in 1978. Mr. Zhang has held various positions, including Project Manager and Deputy Director of the International Department and the Company's representative in Hong Kong. Mr. Zhang is skilled in interpretation and translation for petrochemical engineering. Mr. Zhang participated in the technology exchange, agreement negotiation, project construction and technical training of the Complex's Phase II & III Projects. Mr. Zhang is well experienced in foreign exchange and company business presentation. In July 1995 Mr. Zhang received an MBA from the University of Hull in the United Kingdom. He is a qualified senior economist.

NOTICE IS HEREBY GIVEN that at the tenth meeting of the fourth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") held on 26 March 2004, the Board of Directors has decided to hold the 2003 annual general meeting ("AGM") of the Company. The details of the 2003 AGM are as follows:

1. Date and Time: Friday, 18 June 2004 at 9:00 a.m.

2. Venue:. Jinshan District, Shanghai, the PRC

3. Agenda:

ORDINARY RESOLUTIONS

(1) To consider and approve the 2003 Report of the Directors.

(2) To consider and approve the 2003 Report of the Supervisory Committee.

(3) To consider and approve the 2003 Audited Statement of Accounts and the 2004 Budget.

(4) To consider and approve the 2003 Profit Appropriation Plan.

(5) To consider and approve the re-appointment of KPMG Huazhen as the Company's domestic auditors for the year 2004 and KPMG as the Company's international auditors for the year 2004, and to authorise the Directors to fix their remuneration.

(6) To consider and approve certain changes to the Company's fourth session of the Board of Directors and its fourth session of the Supervisory Committee, namely (a) the resignations of Xu Kaicheng, Feng Jianping, Jiang Baoxing and Li Weichang from the Board of Directors of the Company and the election of Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping as directors to replace them, and (b) the resignation of Du Chongjun from the Supervisory Committee of the Company and the election of Dai Shuming as a supervisor to replace him. The relevant details of the candidates are set out in the Appendix to this Notice. Under the relevant requirements of the Company's Articles of Association, the cumulative voting system shall apply to the election of directors of the Company.

SPECIAL RESOLUTIONS

(7) To consider and, if thought fit, pass the following resolution as a special resolution:

"**THAT** the following amendments to the Articles of Association of the Company proposed by the Board of Directors of the Company be and are hereby approved, and the Board of Directors of the Company be and are hereby authorised to modify the wording of the amendments and do all other things in respect of the amendments, in accordance with the requirements of any relevant PRC regulatory authority or the rules of any stock exchange on which the securities of the Company are listed:

(a) The deletion of Article 83 and its replacement by the following clause:

"**Article 83** Subject to Article 88, shareholders (including proxies) shall, on a poll, have voting rights corresponding to the number of shares held by them which carry voting rights and, other than in cases of cumulative voting set out in Article 113, each such share shall have one vote."

(b) *The deletion of Article 88 and its replacement by the following clause:*

"**Article 88** Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution by a shareholders' general meeting shall require the approval of shareholders (including proxies) representing more than half of the voting rights present at the meeting.

A special resolution by a shareholders' general meeting shall require the approval of shareholders (including proxies) representing more than two-thirds of the voting rights present at the meeting.

Shareholders (including proxies) present at the meeting should clearly indicate a vote for or against each resolution requiring a vote at the meeting. Abstentions or failures to vote will not be processed as shares with voting rights when the Company is calculating the results of voting.

Where any shareholder is under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") required to abstain from voting or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

(c) The deletion of Article 107 and its replacement by the following clause:

"**Article 107** The Company shall have a board of directors which shall consist of twelve (12) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as "independent directors"), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

The board of directors may establish such committees as the strategic planning (development), audit, remuneration and nomination committees based on need. Of these committees, the audit, remuneration and nomination committees shall have independent directors as a majority of its members.

The board of directors shall have one or more directors as executive directors. The executive directors shall be responsible for matters as entrusted by the board."

(d) The deletion of clause (4) of Article 110 and its replacement by the following clause:

"**Article 110** (4) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of an independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraphs (1) and (2) of this Article, shall be delivered to the Company during a period of not less than seven (7) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than seven (7) days before the date of such annual general meeting of shareholders."

(e) The deletion of clause (3) of Article 111 and its replacement by the following clause:

"**Article 111** (3) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of a non-independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company during a period of not less than seven (7) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than seven (7) days before

(f) The deletion of Article 154 and its replacement by the following clause:

"**Article 154** The supervisory committee shall consist of seven (7) supervisors, including four (4) supervisors representing the shareholders (including supervisor who are qualified to act as external supervisors) and three (3) supervisors representing the employees. The supervisors representing the shareholders shall be elected and removed from office by the shareholders in general meeting. The supervisors representing the employees shall be democratically elected and removed from office by the employees.

The supervisory committee shall have one chairman who shall be a supervisor. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election at the expiration of the term.

The election or removal of the chairman of the supervisory committee shall be decided by more than two-thirds of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee's duties. Where the chairman of the supervisory committee cannot perform his duties, the chairman shall appoint a supervisor to exercise the chairman's powers on behalf of the chairman."

(g) The deletion of Article 177 and its replacement by the following clause:

"**Article 177** Where a director, supervisor, general manager or senior officer is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service, he shall declare the nature and extent of his interest to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors.

A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules ("Associate") has any material interest.

Unless the interested director, supervisor, general manager or senior officer has disclosed his interest in accordance with this Article and the contract, transaction or arrangement has been approved by the board at a meeting in which the interested director is not counted in the quorum and has refrained from voting, such contract transaction or arrangement in which a director, supervisor, general manager or senior officer is materially interested in is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the director, supervisor, general manager or senior officer concerned.

For the purposes of this Article, a director, supervisor, general manager or senior officer is deemed to be interested in a contract, transaction or arrangement in which a Connected Person or Associate of such director, supervisor, general manager or senior officer is so interested.""

(8) To consider and, if thought fit, pass the following resolution as a special resolution:

"**THAT** Article 2 of Appendix 2 to the Articles of Association of the Company, namely the Rules of Procedure for Board of Directors' Meetings, be deleted and replaced by the following clause:

"**Article 2** The Board shall consist of 12 directors, including one chairman and one or two vice-chairmen.

The Board shall appoint one or more directors as executive directors. The executive directors committee shall handle the matters as delegated to them by the Board.""

4. Attendees of the meeting:

(1) Holders of the Company's shares whose names appear on the Register of Members of the Company after the close of trading on Tuesday 18 May 2004 or their proxies are entitled to attend the Company's AGM. They must complete the attendance confirmation slip and return it to the Company by 28 May 2004. For details, please refer to the slip.

(2) Directors, supervisors and senior management of the Company.

(3) Representatives of professional intermediaries engaged by the Company and guests invited by the Board of Directors.

5. Method of registration:

(1) Please complete the attendance confirmation slip for the AGM. For details, please refer to the slip.

(2) Registration period: 19 May 2004 to 28 May 2004:

(3) Registration address: For details, please refer to the attendance confirmation slip for the AGM.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 26 March 2004

Notes:

(a) Holders of the Company's H Shares should note that the Register of Members in respect of the Company's H Shares will be closed from 18 May 2004 to 17 June 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the final dividend, holders of the Company's H Shares shall lodge transfer documents and the relevant share certificates with the Company's share registrar at 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on 17 May 2004. Details of the record date, timing and dividend distribution procedures for holders of A Shares will be announced separately.

(b) A shareholder entitled to attend and vote at the AGM may appoint a proxy (no matter whether he is a shareholder or not) to attend and vote instead of him. Each shareholder (or his proxy) shall be entitled to one vote for each share held. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the AGM.

(c) Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by the proxy himself. If the form of proxy is signed by the proxy, it must be certified by a notary. To be valid, a notarially certified proxy form and voting instructions must be returned to the Secretary's Office 24 hours prior to the commencement of the AGM. A form of proxy for use for the AGM will be despatched to shareholders in due course.

(d) The AGM is expected to last half a day. Shareholders attending the AGM shall be responsible for their own transportation and accommodation expenses.

(e) The address of the Secretary's Office is:
The Secretary's Office of the Board of Directors
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, PRC
Postal code: 200540
Telephone: +86(21)5794 3143
Fax: +86(21)5794 0050

Appendix:

(1) Biographies of nominated directors

Du Chongjun, 49, is Secretary of the Communist Party Committee and Chairman of the Supervisory Committee of the Company. He joined the Shanghai Petrochemical Complex (the "Complex") in 1974 and held various positions including Deputy Secretary and Secretary of the Communist Party Committee and General Manager of the Acrylic Fibre Plant of the Complex; General Manager, Secretary of the Communist Party Committee and General Manager of the Acrylic Business Division of Shanghai Jinyang Acrylic Fibre Plant. In May 1999, he was Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 1999, he was Chairman of the Supervisory Committee of the Company. In October 2003, he was Secretary of the Communist Party Committee of the Company. Mr Du has extensive experience in large-scale enterprise operation, management and internal supervision. In 1986, Mr Du graduated from East China Institute of Chemical Technology majoring in industrial management. In 1999, he graduated from Shanghai No.2 Industrial University with a bachelor's degree in computer applications management and is a senior economist. As at 31 December 2003, Mr Du held 1,000 shares in the Company. Other than as set out above, as at 31 December 2003, Mr Du had no interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO") as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. Mr Du does not have any relationships with any Directors, Supervisors, substantial shareholders or controlling shareholders of the Company. In accordance with the rules regarding remuneration of directors, supervisors and senior management of the Company adopted by the shareholders of the Company at the 2002 Annual General Meeting held on 18 June 2003, the annual remuneration of Mr Du will generally be fixed at 40% to 90% of the annual remuneration of the Chairman of the Board of Directors and the President of the Company (currently set at RMB240,000 each), with the actual amount to be determined by the chairman of the Board of Directors and the President based on Mr Du's workload, responsibilities and actual performance.

Han Zhihao, 52, is the Chief Financial Officer of the Company responsible for financial management, investment and fund raising. Mr Han joined the Complex in 1976 and held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of the Company. In 1998, he was Chief Accountant of the Company. In October 2003, he was Chief Financial Officer of the Company. He graduated from Shanghai University of Finance and Economics with a major in financing and accounting (self studies). In 2002, he obtained an MBA from East China University of Science and Technology - University of Canberra in Australia. Mr Han is a senior accountant. As at 31 December 2003, Mr Han had no interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. Mr Han does not have any relationships with any Directors, Supervisors, substantial shareholders or controlling shareholders of the Company. In accordance with the rules regarding remuneration of directors, supervisors and senior management of the Company adopted by the shareholders of the Company at the 2002 Annual General Meeting held on 18 June 2003, the annual remuneration of Mr Han will generally be fixed at 40% to 90% of the annual remuneration of the Chairman of the Board of Directors and the President of the Company (currently set at RMB240,000 each), with the actual amount to be determined by the chairman of the Board of Directors and the President based on Mr Han's workload, responsibilities and actual performance.

Mr Wu Haijun, 41, is Vice President of the Company responsible for development planning, investment project, project construction, technological development, technological advancement and information management. Mr Wu joined the Complex in 1984 and held various positions including Deputy Director, Director and Manager of Petrochemical Department of the Company. In May 1999, he was appointed as Vice President of the Company. Mr Wu graduated from Chemical Engineering Department of Eastern China Petrochemical Institute in 1984 with a bachelor's degree in chemical engineering. In 1997, he obtained an MBA from Sino-European Industrial and Commercial Institute. He is a qualified senior engineer. As at 31 December 2003, Mr Wu held 1,500 shares in the Company. Other than as set out above, as at 31 December 2003, Mr Wu had no interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. Mr Wu does not have any relationships with any Directors, Supervisors, substantial shareholders or controlling shareholders of the Company. In accordance with the rules regarding remuneration of directors, supervisors and senior management of the Company adopted by the shareholders of the Company at the 2002 Annual General Meeting held on 18 June 2003, the annual remuneration of Mr Wu will generally be fixed at 40% to 90% of the annual remuneration of the Chairman of the Board of Directors and the President of the Company (currently set at RMB240,000 each), with the actual amount to be determined by the chairman of the Board of Directors and the President based on Mr Wu's workload, responsibilities and actual performance.

Gao Jinping, 37, is Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. Mr Gao joined the Complex in 1990 and held various positions including Deputy Secretary of the Communist Youth League, Deputy Secretary of the Communist Experimental Plant, Deputy Secretary of the Communist Petrochemical Business Division and Director of the Propaganda Division of the Company. In May 2003, Mr Gao has held positions as Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. Mr Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University, with a major in cooling and cold storage technology, and has obtained a bachelor's degree in engineering in July 1990. In June 2001, he completed his further studies in Shanghai Social Science Industrial Economy post-graduate course, and is medium professional technician. As at 31 December 2003, Mr Gao had no interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. Mr Gao does not have any relationships with any Directors, Supervisors, substantial shareholders or controlling shareholders of the Company. In accordance with the rules regarding remuneration of directors, supervisors and senior management of the Company adopted by the shareholders of the Company at the 2002 Annual General Meeting held on 18 June 2003, the annual remuneration of Mr Gao will generally be fixed at 40% to 90% of the annual remuneration of the Chairman of the Board of Directors and the President of the Company (currently set at RMB240,000 each), with the actual amount to be determined by the chairman of the Board of Directors and the President based on Mr Gao's workload, responsibilities and actual performance.

(2) Biography of nominated supervisor

Dai Shuming, 48, is Deputy Secretary of the Communist Party Committee and Secretary of the Disciplinary Committee of the Company. Mr Dai joined the Complex in 1973. He has held various positions including Deputy Director of the office of the Communist Party of the Shanghai Petrochemical Complex, Deputy Director and Director of the office of the Communist Party of the Shanghai, Petrochemiccal Company and Director of the President's office. In October 2003, he was appointed as the Company's Deputy Secretary of the Communist Party Committee and Secretary of the Disciplinary Committee. Mr Dai graduated from the Social Science Department of Eastern China Petrochemical Institute with a major in politics. He has further obtained university qualification of Communist Party Political Administration Profession from Shanghai Municipal Committee Party School in January 1998. In June 2001, he completed his further studies in Shanghai Social Science Industrial Economy post-graduate course, and has senior professional technical qualifications. As at 31 December 2003, Mr Dai had no interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of SFO as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. Mr Dai does not have any relationships with any Directors, Supervisors, substantial shareholders or controlling shareholders of the Company. In accordance with the rules regarding remuneration of directors, supervisors and senior management of the Company adopted by the shareholders of the Company at the 2002 Annual General Meeting held on 18 June 2003, the annual remuneration of Mr Dai will generally be fixed at 40% to 90% of the annual remuneration of the Chairman of the Board of Directors and the President of the Company (currently set at RMB240,000 each), with the actual amount to be determined by the chairman of the Board of Directors and the President based on Mr Dai's workload, responsibilities and actual performance.



To the shareholders of Sinopec Shanghai Petrochemical Company Limited

(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 81 to 126 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, China 26 March 2004

Consolidated Income Statement

For the year ended 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Turnover	2	29,567,140	22,322,896
Business taxes and surcharges		(624,457)	(599,927)
Net sales		28,942,683	21,722,969
Cost of sales		(26,396,224)	(19,853,928)
Gross profit		2,546,459	1,869,041
Selling and administrative expenses		(444,703)	(421,208)
Other operating income	3	121,079	136,631
Other operating expenses			
Employee reduction expenses	5	(64,108)	-
Others		(152,324)	(154,835)
Total other operating expenses	4	(216,432)	(154,835)
Profit from operations		2,006,403	1,429,629
Share of (losses)/ profits of associates		(24,017)	16,065
Net financing costs	6	(392,021)	(400,656)
Profit before tax	7	1,590,365	1,045,038
Taxation	9(a)	(145,065)	(84,494)
Profit after tax		1,445,300	960,544
Minority interests		(43,610)	(44,179)
Profit attributable to shareholders		1,401,690	916,365
Basic earnings per share	11	RMB0.195	RMB0.127
Dividend attributable to the year	10	576,000	360,000

The notes on pages 89 to 126 form part of these financial statements.

Consolidated Balance Sheet

As at 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Non-current assets			
Property, plant and equipment	12(a)	16,020,104	15,809,493
Construction in progress	13	385,373	896,798
Interests in associates	15	1,370,339	1,044,217
Investments	16	688,837	734,497
Lease prepayments		540,882	550,459
Goodwill	17	35,863	49,311
Deferred tax assets	9(b)	35,660	27,431
Total non-current assets		19,077,058	19,112,206
Current assets			
Inventories	18	3,504,259	3,293,138
Trade debtors	19	472,117	424,126
Bills receivable	19	1,214,465	518,715
Deposits, other debtors and prepayments		406,521	838,804
Amounts due from parent companies and fellow subsidiaries	19,23	418,440	151,635
Income tax recoverable		2,385	2,669
Deposits with financial institutions		165,885	84,095
Cash and cash equivalents		1,840,351	1,660,531
Total current assets		8,024,423	6,973,713
Current liabilities			
Bank loans	21	5,444,729	3,872,315
Loans from a fellow subsidiary	21	130,000	130,000
Trade creditors	22	1,033,107	858,398
Bills payable	22	238,583	800,068
Other creditors		776,449	771,214
Amounts due to parent company and fellow subsidiaries	22,23	780,222	615,487
Income tax payable		78,950	26,468
Total current liabilities		8,482,040	7,073,950
Net current liabilities		(457,617)	(100,237)
Total assets less current liabilities carried forward		18,619,441	19,011,969

The notes on pages 89 to 126 form part of these financial statements.

As at 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Total assets less current liabilities brought forward		18,619,441	19,011,969
Non-current liabilities			
Deferred income	20	49,467	74,111
Bank loans	21	3,206,848	4,590,891
Total non-current liabilities		3,256,315	4,665,002
Minority interests		341,240	366,771
Net assets		15,021,886	13,980,196
Shareholders' equity			
Share capital	24	7,200,000	7,200,000
Reserves	25	7,821,886	6,780,196
		15,021,886	13,980,196

Approved and authorised for issue by the board of directors on 26 March 2004

Lu Yiping
Chairman

Rong Guangdao
Director and President

Han Zhihao
Chief Financial Officer

The notes on pages 89 to 126 form part of these financial statements.

Balance Sheet

As at 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Non-current assets			
Property, plant and equipment	12(b)	13,886,209	13,951,705
Construction in progress	13	362,073	853,868
Interests in subsidiaries	14	2,001,975	2,118,585
Interests in associates	15	1,255,239	838,768
Investments	16	164,387	164,024
Lease prepayments		485,149	505,819
Goodwill	17	35,863	49,311
Deferred tax assets	9(b)	35,660	27,431
Total non-current assets		18,226,555	18,509,511
Current assets			
Inventories	18	3,018,342	2,888,846
Trade debtors	19	260,147	239,254
Bills receivable	19	1,080,023	454,884
Deposits, other debtors and prepayments		231,578	532,268
Amounts due from parent companies and fellow subsidiaries	19,23	418,440	148,595
Deposits with financial institutions		37,485	26,095
Cash and cash equivalents		1,398,250	1,201,180
Total current assets		6,444,265	5,491,122
Current liabilities			
Bank loans	21	4,450,805	3,223,431
Trade creditors	22	643,807	581,798
Bills payable	22	163,627	799,727
Other creditors		595,867	639,334
Amounts due to parent company and fellow subsidiaries	22,23	780,222	615,487
Income tax payable		72,658	16,858
Total current liabilities		6,706,986	5,876,635
Net current liabilities		(262,721)	(385,513)
Total assets less current liabilities carried forward		17,963,834	18,123,998

The notes on pages 89 to 126 form part of these financial statements.

Balance Sheet (continued)

As at 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2003 RMB '000	2002 RMB '000
Total assets less current liabilities brought forward		17,963,834	18,123,998
Non-current liabilities			
Bank loans	21	2,941,948	4,143,802
Net assets		15,021,886	13,980,196
Shareholders' equity			
Share capital	24	7,200,000	7,200,000
Reserves	25	7,821,886	6,780,196
		15,021,886	13,980,196

Approved and authorised for issue by the board of directors on 26 March 2004.

Lu Yiping	**Rong Guangdao**	**Han Zhihao**
Chairman	*Director and President*	*Chief Financial Officer*

The notes on pages 89 to 126 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Cash generated from operations	(a)	2,796,993	2,348,821
Interest paid		(415,684)	(524,254)
Income tax paid		(147,352)	(50,344)
Income tax refunded		43,000	24,097
Net cash flows provided from operating activities		2,276,957	1,798,320
Investing activities			
Interest income received		27,419	25,323
Investment income received		49,087	47,635
Capital expenditure		(1,284,868)	(2,404,293)
Proceeds from disposal of property, plant and equipment		40,985	23,764
Purchase of investments		(388,894)	(269,430)
Proceeds from disposal of investments		59,437	42,516
Increase in time deposits		(191,285)	(84,095)
Maturity of time deposits		109,495	40,815
Net cash used in investing activities		(1,578,624)	(2,577,765)
Financing activities			
Proceeds from loans		7,490,040	7,575,168
Repayment of loans		(7,619,254)	(6,551,874)
Dividend paid		(360,000)	-
Dividends paid to minority interests		(29,532)	(35,206)
Net cash flows (used in)/provided from financing activities		(518,746)	988,088
Net increase in cash and cash equivalents		179,587	208,643
Cash and cash equivalents at 1 January		1,660,531	1,446,678
Effect of exchange rate fluctuations on cash held		233	5,210
Cash and cash equivalents at 31 December		1,840,351	1,660,531

The notes on pages 89 to 126 form part of these financial statements.

Notes to the Consolidated Cash Flow Statement

For the year ended 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

(a) Reconciliation of profit before tax to cash generated from operations:

	2003 RMB'000	2002 RMB'000
Profit before tax	1,590,365	1,045,038
Interest income	(27,419)	(25,015)
Investment income	(18,059)	(36,505)
Share of losses/(profits) of associates	24,017	(16,065)
Interest expense	415,935	421,747
Depareciation	1,850,013	1,585,823
Provision for impairment losses of fixed assets	24,600	-
Amortisation of lease prepayments	22,822	14,518
Amortisation of goodwill	13,448	13,448
Amortisation of deferred income	(12,367)	(14,822)
Unrealised exchange loss/(gain)	884	(5,086)
Loss on disposal of property, plant and equipment	57,571	85,134
Increase in inventories	(120,589)	(503,822)
(Increase)/decrease in debtors, bills receivable and deposits	(345,974)	80,792
Decrease in trade creditors, other creditors and bills payable	(478,758)	(200,269)
Decrease in balances with parent companies and fellow subsidiaries	(199,496)	(96,095)
Cash generated from operations	2,796,993	2,348,821

The notes on pages 89 to 126 form part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the year ended 31 December 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	Share capital	Share premium	Reserves	Retained earnings	Total
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2002		7,200,000	2,420,841	2,798,512	644,478	13,063,831
Profit attributable to shareholders		-	-	-	916,365	916,365
Appropriation	25	-	-	181,794	(181,794)	-
At 31 December 2002		7,200,000	2,420,841	2,980,306	1,379,049	13,980,196
Profit attributable to shareholders		-	-	-	1,401,690	1,401,690
Appropriation	25	-	-	277,112	(277,112)	-
Dividend	10(b)	-	-	-	(360,000)	(360,000)
At 31 December 2003		7,200,000	2,420,841	3,257,418	2,143,627	15,021,886

The notes on pages 89 to 126 form part of these financial statements.

1 Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance

The financial statements of Sinopec Shanghai Petrochemical Company Limited ("the Company") and its subsidiaries (collectively "the Group") have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b) Basis of preparation

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment where stated in note 1(d). The accounting policies have been consistently applied by the Group.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Basis of consolidation

(i) Subsidiaries

The consolidated financial statements of the Group include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those enterprises controlled by the Company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The result of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The share of results attributable to minority interests is deducted from or added to profit after tax.

1 Significant accounting policies *(continued)*

(c) Basis of consolidation *(continued)*

(ii) Associates

Associates are those enterprises in which the Company or the Group has significant influence, but not control, over the financial and operating policies. The Company's financial statements and the Group's consolidated financial statements include the Company's and the Group's share of the total recognised gains and losses of the principal associates on an equity accounted basis respectively, from the date that significant influence commences until the date that significant influence ceases. When the Company's or the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company or the Group has incurred obligations in respect of the associate.

(iii) Transactions eliminated on consolidation

All material intercompany transactions and balances, and any unrealised gains arising from intercompany transactions, are eliminated on consolidation.

(iv) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of their net identifiable assets on acquisition. Goodwill is stated at cost less amortisation and impairment losses (see note 1(s)). Amortisation is charged on a straight-line basis to the income statement over its economic useful life.

Negative goodwill arising on acquisition represents the excess of the fair value of the net identifiable assets of subsidiaries acquired over the cost of acquisition. Negative goodwill is, where material, credited to deferred income which is recognised in the income statement on a systematic basis.

(d) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost or valuation (see note 12(d)) less accumulated depreciation and impairment losses (see note 1(s)). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

(i) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

1 Significant accounting policies *(continued)*

(d) Property, plant and equipment *(continued)*

(ii) Depreciation and amortisation

Depreciation is provided to write off the costs/revalued amount of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	15 to 40 years
Plant, machinery, equipment and others	5 to 26 years

(iii) Retirement or disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

(e) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

(f) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses (see note1(s)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(g) Interests in subsidiaries

In the Company's financial statements, interests in subsidiaries are accounted for using the equity method.

(h) Investments

Investments in unlisted equity securities are stated at cost less provision for impairment losses (see note 1(s)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

1 Significant accounting policies *(continued)*

(i) Inventories

Inventories, other than spare parts and consumables, are carried at the lower of cost and net realisable value. Cost includes the cost of materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of the inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(j) Trade debtors

Trade debtors are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(k) Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(l) Translation of foreign currencies

Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates ruling at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People's Bank of China at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Renminbi at the foreign exchange rate ruling at the date of the transaction.

Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest costs are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

1 Significant accounting policies *(continued)*

(m) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Dividend income is recognised when the shareholder's right to receive payment is established.

(n) Grants

Capital-based government grants consist of grants for the purchase of equipment used for technology improvements. Such grants are offset against the cost of asset to which the grant related and are recognised in the income statement on a systematic basis over the useful life of the asset.

(o) Net financing costs

Net financing costs comprise interest expense on borrowings, interest income on bank deposits, foreign exchange gains and losses and bank charges.

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and at the rate applicable.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(p) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are charged to the income statement as and when they are incurred.

(q) Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognised as expenses in the period in which they are incurred.

1 Significant accounting policies *(continued)*

(r) Retirement benefits

The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in note 27.

(s) Impairment loss

The carrying amounts of the Group's long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(t) Deferred income

Deferred income is amortised on a straight-line basis to the income statement over 10 years.

(u) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(v) Income tax

Income tax on the income statement for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

1 Significant accounting policies *(continued)*

(v) Income tax *(continued)*

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable income. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged to the income statement.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(w) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(x) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

2 Turnover

The Group's principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Turnover represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

3 Other operating income

	2003 RMB'000	2002 RMB'000
Income from rendering of services	74,040	63,739
Income from joint ventures and other unlisted investments	18,059	36,505
Amortisation of deferred income (Note 20)	12,367	14,822
Others	16,613	21,565
	121,079	136,631

4 Other operating expenses

	2003 RMB'000	2002 RMB'000
Employee reduction expenses (Note 5)	64,108	-
Loss on disposal of property, plant and equipment	57,571	85,134
Impairment loss of property, plant and equipment (Note 12)	24,600	-
Amortisation of goodwill (Note17)	13,448	13,448
Service fee	37,593	26,798
Donations	10,080	1,699
Others	9,032	27,756
	216,432	154,835

5 Employee reduction expenses

In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 64,108,000 (2002:RMB Nil) during the year ended 31 December 2003 in respect of the voluntary resignation of approximately 950 employees.

6. Net financing costs

	2003 RMB'000	2002 RMB'000
Interest on bank loans and advances	430,030	523,500
Less: Amount capitalised as construction in progress*	14,095	101,753
Interest expenses, net	415,935	421,747
Interest income	(27,419)	(25,015)
Foreign exchange loss, net	3,505	3,924
	392,021	400,656

*Borrowing costs have been capitalised at a rate of between 2.98% and 5.31% per annum (2002: 4.18%-6.03%) for construction in progress.

7. Profit before tax

Profit before tax is arrived at after charging:

	2003 RMB'000	2002 RMB'000
Cost of inventories#	26,396,224	19,853,928
Depreciation#	1,850,013	1,585,823
Repairs and maintenance expenses#	787,246	673,255
Research and development costs#	101,223	83,952
Employer's pension costs#		
- Municipal retirement scheme costs	168,276	168,747
- Supplementary retirement scheme costs	39,153	24,781
Staff costs#	1,090,687	1,079,318
Auditors' remuneration	4,552	4,510

Cost of inventories includes RMB 4,023,181,000 (2002: RMB 3,603,794,000) relating to staff costs, depreciation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The profit attributable to shareholders of RMB 1,401,690,000 (2002: RMB 916,365,000) has been dealt with in the financial statements of the Company.

8 Directors' and supervisors' emoluments

Directors' and supervisors' emoluments:

	2003 RMB'000	2002 RMB'000
Directors' fees	-	-
Salaries and other benefits	642	394
Retirement scheme contributions	45	50
Discretionary bonuses	991	1,148
	1,678	1,592

Salaries and other benefits paid to independent non-executive directors and independent supervisors amounted to RMB 240,000 and RMB Nil respectively during the year (2002:RMB Nil and RMB Nil respectively).

The remuneration of the directors and supervisors are within the following band:

Hong Kong dollars	Number of directors and supervisors 2003	2002
0-1,000,000	19	21

The five highest paid individuals in the Group in 2003 and 2002 were all executive directors whose total emoluments have been shown above.

9 Taxation

(a) Taxation in the consolidated income statement represents:

	2003 RMB'000	2002 RMB'000
Provision for PRC income tax for the year	249,285	155,874
Deferred taxation		
-the Group(Note 9(b)(ii))	(8,229)	(4,975)
-associates	(3,824)	-
Tax refund	(92,167)	(66,405)
	145,065	84,494

9 Taxation *(continued)*

(a) Taxation in the consolidated income statement *(continued)*:

Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB 92,167,000 (2002: RMB 66,405,000) during the year relating to the purchase of equipment produced in the PRC for technological improvements.

A reconciliation of income tax calculated at the applicable tax rate with income tax expense is as follows:

	2003 RMB'000	2002 RMB'000
Profit before taxation	1,590,365	1,045,038
Expected PRC tax at statutory tax rate of 15%	238,555	156,756
Non-deductible expenses	3,437	2,706
Non-taxable earnings	(7,032)	(10,108)
Income tax refund	(92,167)	(66,405)
Differential tax rate on subsidiaries income	2,272	1,545
Income tax expense	145,065	84,494

The charge for PRC income tax is calculated at the rate of 15% (2002:15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2004. As such, it is possible that the Company's tax rate will increase in 2004.

9 Taxation *(continued)*

(b) Deferred taxation:

(i) Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	The Group and the Company					
	Assets		Liabilities		Net balance	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Current						
Provisions	21,163	15,171	-	-	21,163	15,171
Non-current						
Provision for impairment losses	3,690	-	-	-	3,690	-
Land use rights	20,453	20,978	-	-	20,453	20,978
Capitalisation of borrowing costs	-	-	(9,646)	(8,718)	(9,646)	(8,718)
Deferred tax assets/(liabilities)	45,306	36,149	(9,646)	(8,718)	35,660	27,431

There is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

(ii) Movements in the deferred tax assets and liabilities are as follows:

	The Group and the Company		
	Balance at 1 January 2003 RMB'000	Recognised in income statement RMB'000	Balance at 31 December 2003 RMB'000
Current			
Provisions	15,171	5,992	21,163
Non-current			
Provision for impairment losses	-	3,690	3,690
Land use rights	20,978	(525)	20,453
Capitalisation of borrowing costs	(8,718)	(928)	(9,646)
Net deferred tax assets	27,431	8,229	35,660

10 Dividend

(a) Dividend attributable to the year

	The Group and the Company	
	2003	2002
	RMB'000	RMB'000
Final dividend proposed after the balance sheet date of RMB 0.08 per share (2002: RMB 0.05 per share)	576,000	360,000

Pursuant to a resolution passed at the directors' meeting on 26 March 2004, a final dividend of RMB 0.08 per share totalling RMB 576,000,000 (2002: RMB 0.05 per share totalling RMB 360,000,000) was proposed for shareholders' approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend attributable to the previous financial year, approved and paid during the year

	The Group and the Company	
	2003	2002
	RMB'000	RMB'000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.05 per share (2002: RMB Nil per share)	360,000	-

11 Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 1,401,690,000 (2002:RMB 916,365,000) and 7,200,000,000 (2002: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

12 Property, plant and equipment

(a) The Group

	Buildings	Plant and other fixed assets	Total
	RMB'000	RMB'000	RMB'000
Cost or valuation:			
At 1 January 2003	4,731,863	23,911,111	28,642,974
Additions	11,115	210,117	221,232
Transferred from construction in progress (Note 13)	91,214	1,485,342	1,576,556
Acquisition of subsidiary (Note 14(i))	283,637	224,857	508,494
Disposals	(37,506)	(390,352)	(427,858)
At 31 December 2003	5,080,323	25,441,075	30,521,398
Accumulated depreciation and impairment losses:			
At 1 January 2003	2,358,969	10,474,512	12,833,481
Charge for the year	188,353	1,661,660	1,850,013
Impairment loss	-	24,600	24,600
Acquisition of subsidiary (Note 14(i))	59,972	44,485	104,457
Written back on disposals	(15,599)	(295,658)	(311,257)
At 31 December 2003	2,591,695	11,909,599	14,501,294
Net book value:			
At 31 December 2003	2,488,628	13,531,476	16,020,104
At 31 December 2002	2,372,894	13,436,599	15,809,493

12. Property, plant and equipment *(continued)*

(b) The Company

	Buildings	Plant and other fixed assets	Total
	RMB'000	RMB'000	RMB'000
Cost or valuation:			
At 1 January 2003	3,989,536	21,464,344	25,453,880
Additions	8,449	164,965	173,414
Transferred from construction in progress (Note 13)	77,260	1,441,759	1,519,019
Disposals	(4,809)	(334,357)	(339,166)
At 31 December 2003	4,070,436	22,736,711	26,807,147
Accumulated depreciation and impairment losses:			
At 1 January 2003	2,149,119	9,353,056	11,502,175
Charge for the year	157,305	1,492,019	1,649,324
Impairment loss	-	24,600	24.600
Written back on disposals	(3,065)	(252,096)	(255,161)
At 31 December 2003	2,303,359	10,617,579	12,920,938
Net book value:			
At 31 December 2003	1,767,077	12,119,132	13,886,209
At 31 December 2002	1,840,417	12,111,288	13,951,705

12. Property, plant and equipment *(continued)*

(c) All of the Group's buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB 37,684,000 (2002: RMB 38,870,000) were held under medium-term leases.

(d) The Company was established in the PRC on 29 June 1993 as a joint stock limited company as part of the restructuring of Shanghai Petrochemical Complex ("SPC"). On the same date, the principal business undertakings of SPC together with the relevant assets and liabilities were taken over by the Company. As required by the relevant PRC rules and regulations, a valuation of the assets and liabilities to be injected into the Company was carried out as at 1 January 1993 by the State-owned Assets Administration Bureau and the injected assets and liabilities were reflected in the financial statements on this basis.

In accordance with IAS 16, subsequent to this revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 1999, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

(e) At 31 December 2003, the net book value of property, plant and equipment that were pledged by the Group and the Company are RMB 414,342,000 and RMB Nil respectively (2002: Group and Company: RMB Nil).

13. Construction in progress

	The Group		**The Company**	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**896,798**	4,001,169	**853,868**	3,963,317
Additions	**1,065,131**	2,290,320	**1,027,224**	2,042,797
Transferred to property, plant and equipment (Note 12)	**(1,576,556)**	(5,394,691)	**(1,519,019)**	(5,152,246)
At 31 December	**385,373**	896,798	**362,073**	853,868

Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned at 31 December 2003.

14. Interests in subsidiaries

	2003 RMB'000	2002 RMB'000
Share of net assets	1,883,586	1,873,102
Amounts due from subsidiaries	121,787	262,007
Negative goodwill (Note 20)	(3,398)	(16,524)
	2,001,975	2,118,585

The above amount represents the Company's interest in its consolidated subsidiaries. The particulars of these subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group, at 31 December 2003 are as follows:

		Percentage of equity		
Company	Registered capital '000	held by the company %	held by subsidiaries %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 800,000	100	-	Investment management
SPC Marketing Development Corporation	RMB 25,000	100	-	Trading in petrochemical products
China Jinshan Associated Trading Corporation	RMB 25,000	80	-	Import and export of petrochemical products and equipment
Shanghai Jinhua Industrial Company Limited	RMB 25,500	-	81.46	Trading in petrochemical products
Shanghai Jindong Petrochemical Industrial Company Limited	RMB 40,000	-	60	Trading in petrochemical products

14. Interests in subsidiaries *(continued)*

Company	Registered capital '000	Percentage of equity held by the company %	held by subsidiaries %	Principal activities
Shanghai Golden Way Petrochemical Company Limited	US$ 3,460	-	75	Production of vinyl acetate products
Shanghai Jinchang Engineering Plastics Company Limited	US$ 4,750	-	50.38	Production of polypropylene compound products
Shanghai Golden-Phillips Petrochemical Company Limited	US$ 50,000	-	60	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75	-	Production of acrylic fibre products
Shanghai Petrochemical Enterprise Development Company Limited	RMB 455,000	100	-	Investment management
Shanghai Golden Conti Petrochemical Company Limited(Note(i))	RMB 295,776	-	100	Production of petrochemical products

None of the subsidiaries has issued any debt securities.

Note:

(i) In 2003, the Group acquired an additional 52% shareholding in Shanghai Golden Conti Petrochemical Company Limited("Golden Conti") . Following the acquisition, Golden Conti became a wholly owned subsidiary of the Group and was included in the Group's consolidated financial statements.

(ii) On 1 January 2003, the Group disposed its 58.43% shareholding in a subsidiary, Zhejiang Jinzhe Petrochemical Associate Company Limited ("Jinzhe"). Effectively, the control of the Group over Jinzhe ceased and was transferred. Accordingly, the results for the current year and net assets as at year end date of Jinzhe were not included in the consolidated financial statements.

15. Interests in associates

	The Group		The Company	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Share of net assets	1,376,339	1,044,217	1,225,239	838,768
Less:Provision for impairment losses	(6,000)	-	-	-
	1,370,339	1,044,217	1,225,239	838,768

The above amount represents the share of net assets of the Group's interest in its associates.

The particulars of these associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 31 December 2003 are as follows:

Company	Registered capital '000	Percentage of equity held by the company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$ 14,695	-	40	Production of resins products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$ 20,204	-	50	Production of polypropylene film
Shanghai YaNan Electrical Appliances Company	RMB 5,420	-	44	Trading of electrical appliances
XinLian Special Sealings Company	RMB 5,000	-	33	Production of special sealing material
Shanghai Secco Petrochemical Company Limited	US$ 901,441	20	-	Manufacturing and distribution of chemical products
Shanghai Chemical Industry Park Development Company Limited	RMB 2,372,439	38.26	-	Planning, development and operation of the Chemical Industry Park in Shanghai,PRC

16. Investments

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Investments in joint ventures	**92,521**	121,691	**-**	-
Investments in non-consolidated subsidiaries (unlisted)	**288,230**	287,740	**-**	-
Other unlisted investments	**333,874**	334,724	**164,387**	164,024
	714,625	744,155	**164,387**	164,024
Less: Provision for impairment losses	**(25,788)**	(9,658)	**-**	-
	688,837	734,497	**164,387**	164,024

The Group's other investments in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these investments during the year ended 31 December 2003 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

Investments in non-consolidated subsidiaries represent the Company's investments in these subsidiaries which do not principally affect the results, assets or liabilities of the Group and, therefore, are not consolidated.

17. Goodwill

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cost:				
At 1 January	**134,482**	134,482	**134,482**	-
Reclassification from interests in subsidiaries	**-**	-	**-**	134,482
At 31 December	**134,482**	134,482	**134,482**	134,482
Accumulated amortisation:				
At 1 January	**85,171**	71,723	**85,171**	-
Reclassification from interests in subsidiaries	**-**	-	**-**	78,447
Amortisation for the year (Note 4)	**13,448**	13,448	**13,448**	6,724
At 31 December	**98,619**	85,171	**98,619**	85,171
	35,863	49,311	**35,863**	49,311

17. Goodwill *(continued)*

On 16 August 1996, the Company acquired the entire equity interest in Shanghai Jinyang Acrylic Fibre Plant ("Jinyang") for consideration of RMB38,800,000 satisfied in cash. Goodwill of RMB 134,482,000 on acquisition has been recognised in the financial statements and was included in interests in subsidiaries. Such goodwill was amortised over 10 years which is the remaining economic useful life of the related plants of this subsidiary.

In 2002, Jinyang's operations were combined with the Company's Acrylic Fibre Division and all of its assets and liabilities were transferred to the Company at carrying value. Jinyang changed from a wholly owned subsidiary to a division of the Company. Accordingly, the unamortised goodwill (originally included in interest in subsidiaries) as at 31 December 2002 has been reported as a separate item in the Company's balance sheet.

18. Inventories

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Raw materials	**1,226,324**	1,024,755	**1,087,783**	961,370
Work in progress	**1,188,187**	1,077,202	**1,047,292**	971,023
Finished goods	**608,533**	657,465	**469,845**	493,564
Spare parts and consumables	**481,215**	533,716	**413,422**	462,889
	3,504,259	3,293,138	**3,018,342**	2,888,846

At 31 December 2003, the Group and the Company had inventories carried at net realisable value with carrying amount of RMB 98,618,000 and RMB 90,749,000 respectively. (2002: the Group and the Company RMB 109,411,000 and RMB 106,436,000 respectively).

19. Trade accounts receivable

	The Group		The Company	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Trade debtors	511,928	467,465	293,238	265,325
Less: Allowance for doubtful debts	(39,811)	(43,339)	(33,091)	(26,071)
	472,117	424,126	260,147	239,254
Bills receivable	1,214,465	518,715	1,080,023	454,884
Amounts due from parent companies and fellow subsidiaries	418,440	151,635	418,440	148,595
	2,105,022	1,094,476	1,758,610	842,733

The ageing analysis of trade accounts receivable (net of allowance for doubtful debts) is as follows:

	The Group		The Company	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Invoice date:				
Within one year	2,070,750	1,046,017	1,736,570	807,531
Between one and two years	28,057	28,827	19,003	23,898
Between two and three years	3,007	8,664	1,824	6,261
Over three years	3,208	10,968	1,213	5,043
	2,105,022	1,094,476	1,758,610	842,733

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

20. Deferred income

	Negative goodwill		Net assets obtained		Total	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Cost:						
At 1 January	33,044	33,044	115,177	115,177	148,221	148,221
Disposal	(24,552)	-	-	-	(24,552)	-
At 31 December	8,492	33,044	115,177	115,177	123,669	148,221
Accumulated amortisation:						
At 1 January	16,520	13,216	57,590	46,072	74,110	59,288
Disposal (Note 14(ii))	(12,275)	-	-	-	(12,275)	-
Amortisation for the year (Note 3)	849	3,304	11,518	11,518	12,367	14,822
At 31 December	5,094	16,520	69,108	57,590	74,202	74,110
	3,398	16,524	46,069	57,587	49,467	74,111

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB 115,177,000 and was recorded as deferred income in the consolidated financial statements.

21. Bank loans

Bank loans are repayable as follows:

	The Group		The Company	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
After five years	56,000	75,966	15,000	51,466
Between two and five years	1,348,275	2,952,097	1,262,275	2,834,697
Between one and two years	1,802,573	1,562,828	1,664,673	1,257,639
	3,206,848	4,590,891	2,941,948	4,143,802
Within one year				
-Current portion of long term loans	999,141	777,589	755,815	393,386
-Short-term loans	4,445,588	3,094,726	3,694,990	2,830,045
	5,444,729	3,872,315	4,450,805	3,223,431
-Loans from a fellow subsidiary	130,000	130,000	-	-
	5,574,729	4,002,315	4,450,805	3,223,431
	8,781,577	8,593,206	7,392,753	7,367,233

Short-term loans of RMB 75,000,000 (2002:RMB Nil) were secured by the way of pledge of property, plant and equipment as set out in note 12(e).

Details of loans are set out in note 30.

22. Trade accounts payable

	The Group		The Company	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Trade creditors	1,033,107	858,398	643,807	581,798
Bills payable	238,583	800,068	163,627	799,727
Amounts due to parent company and fellow subsidiaries	780,222	615,487	780,222	615,487
	2,051,912	2,273,953	1,587,656	1,997,012

The maturity analysis of trade accounts payable is as follows:

	The Group		The Company	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Due within 1 month or on demand	1,685,991	1,734,592	1,309,340	1,460,077
Due after 1 month and within 3 months	365,921	539,361	278,316	536,935
	2,051,912	2,273,953	1,587,656	1,997,012

23. Amounts due from / to parent companies and fellow subsidiaries

Amounts due from / to parent companies and fellow subsidiaries are unsecured, interest free and have no fixed repayment terms.

24. Share capital

	The Group and the Company	
	2003 RMB'000	2002 RMB'000
Registered, issued and paid up capital:		
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000
	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

25. Reserves

Movements on reserves comprise:

	Note	The Group and the Company	
		2003 RMB'000	2002 RMB'000
Share premium			
At 1 January and 31 December	(a)	2,420,841	2,420,841
Statutory surplus reserve			
At 1 January		922,108	831,211
Appropriation		138,556	90,897
At 31 December	(b)	1,060,664	922,108
Statutory public welfare fund			
At 1 January		840,019	749,122
Appropriation		138,556	90,897
At 31 December	(c)	978,575	840,019
General surplus reserve			
At 1 January and 31 December	(d)	82,089	82,089
Capital reserve			
At 1 January and 31 December	(e)	4,180	4,180
Discretionary surplus reserve			
At 1 January and 31 December	(f)	1,280,514	1,280,514
Excess over share capital			
At 1 January and 31 December	(g)	(148,604)	(148,604)
Retained profits	(h)	2,143,627	1,379,049
		7,821,886	6,780,196

25. Reserves *(continued)*

Notes:

(a) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

(b) According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve is made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(c) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Directors have resolved to transfer 10% (2002: 10%) of the current year's profit after taxation to the fund.

(d) When the statutory public welfare fund is utilised, an amount equal to the lower of cost of the assets and the balance of the statutory public welfare fund is transferred from the statutory public welfare fund to the general surplus reserve. This reserve is non-distributable other than in liquidation. When the relevant assets are disposed of or written off, the original transfers from the statutory public welfare fund are reversed. In 2003, the Company did not utilise the statutory public welfare fund (2002: RMB Nil). As at 31 December 2003, the net book value of assets acquired utilising the statutory public welfare fund was RMB 40,639,000 (2002: RMB 43,996,000).

(e) This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(f) The transfer to this reserve from the retained profit is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

(g) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed to shareholders' equity. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amounts.

(h) According to the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRS. As of 31 December 2003, the reserve available for distribution was RMB 2,048,896,000 (2002: RMB 1,300,452,000). Final dividend of RMB 576,000,000 (2002: RMB 360,000,000) in respect of the financial year 2003 was declared after the balance sheet date.

26. Related party transactions

(a) Most of the transactions undertaken by the Group during the year ended 31 December 2003 have been effected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation ("Sinopec Corp"), the immediate parent company, and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended 31 December 2003, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follows:

	2003 RMB'000	2002 RMB'000
Purchases of crude oil	15,904,304	11,645,363

(b) Other transactions between the Group and other related parties during the year ended 31 December 2003 were as follows:

	2003 RMB'000	2002 RMB'000
Sales	10,481,474	8,077,376
Purchases other than crude oil	757,053	267,228
Insurance premiums paid	85,460	78,104
Research and development expenses	25,000	-
Net (withdrawal from) / increase in deposits in related party	(197,366)	257,045
Interest received and receivable	1,580	488
New loans obtained from related parties	130,000	530,000
Loans repaid to related parties	130,000	400,000
Interest paid and payable	6,774	5,111
Transportation fee	44,733	40,132
Construction and installation fees	297,525	579,476

26. Related party transactions *(continued)*

(c) Deposits in related party

	The Group		The Company	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Deposits, with maturity within 3 months	263,854	461,220	260,617	456,500

(d) Loans with related party

	The Group	
	2003	2002
	RMB'000	RMB'000
Short-term loans	130,000	130,000

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

27. Retirement schemes

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set out a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings accounts according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the plan and increased the amounts of contributions. For the year ended 31 December 2003, the Company's contribution to this plan amounted to RMB 39,153,000 (2002: RMB 24,781,000).

28. Capital commitments

The Group and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group and the Company	
	2003	2002
	RMB'000	RMB'000
Property, plant and equipment		
Contracted but not provided for	119,990	1,186,054
Authorised by the Board but not contracted for	2,094,840	418,000
	2,214,830	1,604,054
Investment		
Contracted but not provided for	858,706	1,272,558
	3,073,536	2,876,612

29. Contingent liabilities

At 31 December, the Group and the Company had the following contingent liabilities:

	The Group		The Company	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Guarantees issued to banks in favour of:				
- subsidiaries	-	-	1,114,408	1,181,577
- associates	54,600	265,990	54,600	265,990
- joint ventures	74,498	79,442	32,800	40,300
	129,098	345,432	1,201,808	1,487,867

Guarantees issued to banks in favour of subsidiaries, associates and joint ventures are given to the extent of the Company's respective interest in these entities. The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2003 and 2002, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group's and the Company's obligation under the guarantees arrangement.

30. Details of bank loans

The interest rates and terms of repayment for bank loans of the Group and the Company are as follows:

Repayment terms and last payment date	Interest rate at 31 December 2003	Interest type	The Group		The Company	
			2003	2002	2003	2002
			RMB'000	RMB'000	RMB'000	RMB'000
Arranged by Central Treasury of the Company:						
U.S. Dollar denominated:						
Payable semi-annually from 2001 through 2003	LIBOR+0.6%	Floating	-	36,021	-	36,021
Payable semi-annually through 2004(Note)	7.10%	Fixed	17,954	36,004	17,954	36,004
Payable semi-annually through 2008(Note)	1.50%	Fixed	71,621	81,947	71,621	81,947
Payable semi-annually through 2003(Note)	LIBOR+0.5%	Floating	-	29,014	-	29,014
Japanese Yen denominated:						
Payable semi-annually through 2004	5.70%	Fixed	23,188	60,362	23,188	60,362
Renminbi denominated:						
Due in 2003	5.94%	Floating	-	288,840	-	288,840
Due in 2004	5.22%-5.30%	Floating	700,000	1,200,000	700,000	1,200,000
Due in 2005	4.94%-5.58%	Floating	1,650,000	1,790,000	1,650,000	1,790,000
Due in 2006	4.94%-5.30%	Floating	1,220,000	1,000,000	1,220,000	1,000,000
Other loans payable through 2004	Interest free	-	15,000	15,000	15,000	15,000
Arranged by subsidiaries:						
U.S.Dollar denominated:						
Payable semi-annually through 2004	1.70%	Floating	42,135	84,284	-	-
Payable annually through 2004	Interest free	-	4,137	14,065	-	-
Payable annually through 2004	5.00%	Fixed	20,017	10,090	-	-

30. Details of bank loans (continued)

Repayment terms and last payment date	Interest rate at 31 December 2003	Interest type	The Group 2003 RMB'000	The Group 2002 RMB'000	The Company 2003 RMB'000	The Company 2002 RMB'000
Arranged by subsidiaries (continued):						
Renminbi denominated:						
Payable semi-annually through 2003	Interest free	-	-	29,910	-	-
Payable semi-annually through 2004	5.76%	Floating	68,100	136,300	-	-
Payable annually from 2003 through 2004	7.13%	Floating	-	45,000	-	-
Payable annually through 2004	Interest free	-	76,037	265,843	-	-
Payable annually through 2004	5.31%-5.85%	Floating	5,000	49,100	-	-
Payable annually from 2001 through 2005	Interest free	-	14,800	22,200	-	-
Payable annually through 2010	Interest free	-	143,500	-	-	-
Due in 2004	6.24%	Floating	-	40,000	-	-
Due in 2005 and thereafter	4.94%-5.58%	Floating	134,500	134,500	-	-
Total long-term bank loans outstanding			4,205,989	5,368,480	3,697,763	4,537,188
Less: Amounts due within one year (Note 21)			(999,141)	(777,589)	(755,815)	(393,386)
Amounts due after one year (Note 21)			3,206,848	4,590,891	2,941,948	4,143,802

Note: Guaranteed by China Petrochemical Corporation

The weighted average short-term interest rates for the Group and the Company were 3.50% (2002: 3.87%) at 31 December 2003.

31. Segment reporting

Segment information is presented in respect of the Group's business segments. The format of which is based on the Group's management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Group policy.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group's products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i) The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

(ii) The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(iii) The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

31. Segment reporting *(continued)*

(iv) The Group's petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group's downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(v) All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

Reportable information on the Group's operating segments is as follows:

Turnover

	2003 RMB'000	2002 RMB'000
Manufactured Products		
Synthetic Fibres		
-external sales	4,114,966	3,396,652
-intersegment sales	707	-
Total	4,115,673	3,396,652
Resins and Plastics		
-external sales	8,907,410	6,479,166
-intersegment sales	25,850	24,948
Total	8,933,260	6,504,114
Intermediate Petrochemicals		
-external sales	3,879,846	2,575,668
-intersegment sales	8,288,481	5,655,309
Total	12,168,327	8,230,977
Petroleum Products		
-external sales	10,834,580	8,482,497
-intersegment sales	800,070	603,473
Total	11,634,650	9,085,970

31. Segment reporting *(continued)*

Turnover *(continued)*

	2003 RMB'000	2002 RMB'000
All others		
-external sales	1,830,338	1,388,913
-intersegment sales	3,520,710	3,190,159
Total	5,351,048	4,579,072
Eliminations of intersegment sales	(12,635,818)	(9,473,889)
Turnover	29,567,140	22,322,896

External sales include sales to Sinopec Corp group companies.

Profit before tax

	2003 RMB'000	2002 RMB'000
Profit from operations		
Synthetic fibres	112,316	113,095
Resins and plastics	627,870	438,030
Intermediate petrochemicals	597,411	287,660
Petroleum products	452,077	403,903
All others	216,729	186,941
Profit from operations	2,006,403	1,429,629
Share of (losses)/profits of associates	(24,017)	16,065
Net financing costs	(392,021)	(400,656)
Profit before tax	1,590,365	1,045,038

31. Segment reporting *(continued)*

Assets	2003 RMB'000	2002 RMB'000
Segment assets		
Synthetic fibres	3,034,919	2,872,995
Resins and plastics	4,138,796	4,426,040
Intermediate petrochemicals	6,090,790	5,903,756
Petroleum products	7,383,556	7,063,384
All others	2,338,076	2,216,993
Total segment assets	22,986,137	22,483,168
Interests in associates	1,370,339	1,044,217
Unallocated	2,768,981	2,558,534
Total assets	27,125,457	26,085,919

Liabilities	2003 RMB'000	2002 RMB'000
Segment liabilities		
Synthetic fibres	393,708	463,353
Resins and plastics	852,185	883,852
Intermediate petrochemicals	371,081	351,358
Petroleum products	1,036,311	1,157,136
All others	175,076	189,468
Total segment liabilities	2,828,361	3,045,167
Unallocated	8,933,970	8,693,785
Total liabilities	11,762,331	11,738,952

31. Segment reporting *(continued)*

Depreciation and amortisation	2003 RMB'000	2002 RMB'000
Synthetic fibres	261,810	217,979
Resins and plastics	359,380	344,525
Intermediate petrochemicals	648,628	520,426
Petroleum products	409,152	346,040
All others	193,865	171,371
Depreciation and amortisation	1,872,835	1,600,341

Capital expenditures for segment long-lived assets

	2003 RMB'000	2002 RMB'000
Synthetic fibres	123,335	470,066
Resins and plastics	121,630	79,487
Intermediate petrochemicals	746,555	989,103
Petroleum products	188,019	666,423
All others	105,329	199,214
Capital expenditures for segment long-lived assets	1,284,868	2,404,293

32. Financial instruments

Financial assets of the Company and the Group include cash and cash equivalents, deposits with banks, investments, trade debtors, bills receivable, deposits, other debtors and amounts due from parent companies and fellow subsidiaries. Financial liabilities of the Company and the Group include bank loans, trade creditors, other creditors and amounts due to parent company and fellow subsidiaries. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts that are designated and qualified as hedging instruments at 31 December 2003 and 2002.

(a) Interest rate risk

The interest rates and terms of repayment of loans of the Company and the Group are disclosed in note 30.

(b) Credit risk

The Group's financial instruments do not represent a concentration of credit risk because the Group deals with a variety of major financial institutions with good credit ratings, and its trade debtors are spread among a number of major industries and customers.

(c) Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in foreign currencies, principally U.S. dollars and Hong Kong dollars. Depreciation or appreciation of Renminbi against foreign currencies will affect the Group's financial position and results of operations.

(d) Fair value

The following table presents the carrying amounts and fair values of the Group's long-term bank loans as at 31 December 2003 and 2002.

	2003		2002	
	Carrying amount RMB'000	**Fair value RMB'000**	Carrying amount RMB'000	Fair value RMB'000
Liabilities:				
Long-term bank loans	**4,205,989**	**4,204,084**	5,368,480	5,370,509

Long-term bank loans - the fair values are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

32. Financial instruments *(continued)*

(d) Fair value *(continued)*

Investments are unquoted interests, primarily equity interests in joint ventures. There is no quoted market price for such interest and securities in the PRC, and accordingly a reasonable estimate of fair value could not be made without incurring excessive costs. Further details pertinent to the valuation of these interests are disclosed in note 16.

The fair values of cash, trade debtors, bills receivable, deposits, other debtors, trade creditors, other creditors and amounts due from / to parent companies and fellow subsidiaries are not materially different from their carrying amounts.

Time deposits and short-term bank loans - the carrying value is estimated to approximate fair value based on the nature or short-term maturity of these instruments.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

33. Parent companies

The Directors consider the immediate parent company and the ultimate parent company at 31 December 2003 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC.

 Huazhen

To the shareholders of Sinopec Shanghai Petrochemical Company Limited:

We have audited the Company's consolidated balance sheet and balance sheet at 31 December 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements are the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies adopted by and the significant estimates made by the Company's management in the preparation of the financial statements, and evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the "Accounting Regulations for Business Enterprises" issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 31 December 2003, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

8th Floor, Office Tower E2
Oriental Plaza
No.1 East Chang An Avenue
Beijing, the People's Republic of China
Postal code: 100738

Song Chenyang
Jin Naiwen
26 March 2004

As at 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)

	Note	2002
		RMB'000
Assets		
Current assets		
Cash at bank and in hand	4	1,744,626
Bills receivable	5	543,670
Trade debtors	6	518,887
Other debtors	7	557,736
Advance payments	8	307,282
Inventories	9	3,273,471
Total current assets		6,945,672
Long-term investments		
Long-term equity investments	10	1,778,132
Fixed assets		
Fixed assets, at cost	11(a)	29,855,506
Less: Accumulated depreciation	11(a)	12,991,225
		16,864,281
Less: Provision for impairment loss on fixed assets	11(a)	-
Fixed assets net book value	11(a)	16,864,281
Construction materials	12	19,667
Construction in progress	13	890,051
Total fixed assets		17,773,999
Intangible assets	14	49,311
Deferred tax assets	15(c)	15,171
Total assets		26,562,285

The notes to the financial statements form part of these financial statements.

	Note	2002 RMB'000
Liabilities and shareholders' equity		
Current liabilities		
Short-term loans	16	3,224,726
Bills payable	17	804,838
Trade creditors	17	1,176,851
Receipts in advance	17	208,168
Wages payable		54,724
Staff welfare payable		70,047
Taxes payable	15(b)	253,653
Other creditors		9,968
Other payables	17	472,737
Accrued expenses	18	12,275
Current portion of long-term loans	19	777,589
Total current liabilities		7,065,576
Long-term liabilities		
Long-term loans	19	4,590,891
Other long-term liabilities	20	57,587
Total long-term liabilities		4,648,478
Total liabilities		11,714,054
Minority interests		366,771
Shareholders' equity		
Share capital	21	7,200,000
Capital reserves	22	2,856,278
Surplus reserves	23	3,124,730
of which:Statutory public welfare fund		840,019
Undistributed profits (Including dividend declared after the balance sheet date of RMB576,000,000) (2002: approved final dividend of RMB 360,000,000)	2,29	1,300,452
Total shareholders' equity		14,481,460
Total liabilities and shareholders' equity		26,562,285

Approved by the Board of Directors on 26 March 2004.

Lu Yiping	**Rong Guangdao**	**Han Zhihao**
Chairman	Director and President	Chief Financial Officer

The notes to the financial statements form part of these financial statements.

	Note	2002 RMB'000
Assets		
Current assets		
Cash at bank and in hand	4	1,227,275
Bills receivable	5	534,839
Trade debtors	6	506,049
Other debtors	7	433,623
Advance payments	8	237,240
Inventories	9	2,869,179
Total current assets		5,808,205
Long-term investments		
Long-term equity investments	10	2,920,199
Fixed assets		
Fixed assets, at cost	11(b)	26,559,764
Less: Accumulated depreciation	11(b)	11,642,798
		14,916,966
Less: Provision for impairment loss on fixed assets	11(b)	-
Fixed assets net book value	11(b)	14,916,966
Construction materials	12	19,667
Construction in progress	13	847,121
Total fixed assets		15,783,754
Intangible assets	14	49,311
Deferred tax assets	15(c)	15,171
Total assets		24,576,640

The notes to the financial statements form part of these financial statements.

As at 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)

	Note	2002 RMB'000
Liabilities and shareholders' equity		
Current liabilities		
Short-term loans	16	2,830,045
Bills payable	17	804,497
Trade creditors	17	1,028,179
Receipts in advance	17	126,602
Wages payable		46,868
Staff welfare payable		31,980
Taxes payable	15(b)	245,696
Other creditors		8,418
Other payables	17	427,468
Accrued expenses	18	8,239
Current portion of long-term loans	19	393,386
Total current liabilities		5,951,378
Long-term liabilities		
Long-term loans	19	4,143,802
Total long-term liabilities		4,143,802
Total liabilities		10,095,180
Shareholders' equity		
Share capital	21	7,200,000
Capital reserves	22	2,856,278
Surplus reserves	23	3,124,730
of which:Statutory public welfare fund		840,019
Undistributed profits (Including dividend declared after the balance sheet date of RMB576,000,000) (2002: approved final dividend of RMB 360,000,000)	2,29	1,300,452
Total shareholders' equity		14,481,460
Total liabilities and shareholders' equity		24,576,640

Approved by the Board of Directors on 26 March 2004.

Lu Yiping	**Rong Guangdao**	**Han Zhihao**
Chairman	Director and President	Chief Financial Officer

The notes to the financial statements form part of these financial statements.

	Note	2002 RMB'000
Income from principal operations	24	22,322,896
Less: Cost of sales	24	18,743,107
Business taxes and surcharges	25	599,927
Profit from principal operations		2,979,862
Add: Profit from other operations		74,082
Less: Selling expenses		421,208
Administrative expenses		1,128,816
Financial expenses	26	407,403
Income from operations		1,096,517
Add: Investment income	27	58,368
Non-operating income		22,740
Less: Non-operating expenses	28	141,387
Total profit		1,036,238
Less: Income tax	15(a)	83,094
Minority interests		44,179
Net profit		908,965
Add: Undistributed profits at the beginning of the year		573,281
Distributable profits		1,482,246
Less: Transfer to statutory surplus reserve	23	90,897
Transfer to statutory public welfare fund	23	90,897
Distributable profits to shareholders		1,300,452
Less: Ordinary shares' final dividend	2,29(a)	-
Undistributed profits at the end of the year (including dividend declared after the balance sheet date of RMB576,000,000 (2002:RMB 360,000,000))		1,300,452

The notes to financial statements form part of these financial statements.

	Note	2002
		RMB'000
Income from principal operations	24	20,749,136
Less: Cost of sales	24	17,732,686
Business taxes and surcharges	25	570,037
Profit from principal operations		2,446,413
Add: Profit from other operations		58,891
Less: Selling expenses		279,817
Administrative expenses		898,843
Financial expenses	26	364,796
Income from operations		961,848
Add: Investment income	27	115,087
Non-operating income		1,168
Less: Non-operating expenses	28	116,335
Total profit		961,768
Less: Income tax	15(a)	52,803
Net profit		908,965
Add: Undistributed profits at the beginning of the year		573,281
Distributable profits		1,482,246
Less: Transfer to statutory surplus reserve	23	90,897
Transfer to statutory public welfare fund	23	90,897
Distributable profits to shareholders		1,300,452
Less: Ordinary shares' final dividend	2,29(a)	-
Undistributed profits at the end of the year (including dividend declared after the balance sheet date of RMB576,000,000 (2002:RMB 360,000,000))		1,300,452

The notes to the financial statements form part of these financial statements.

	Note
Cash flows from operating activities:	
Cash received from sale of goods and rendering of services	
Refund of taxes and levies	
Other cash received relating to operating activities	
Sub-total of cash inflows	
Cash paid for goods and services	
Cash paid to and on behalf of employees	
Income tax paid	
Taxes paid other than income tax	
Other cash paid relating to operating activities	
Sub-total of cash outflows	
Net cash flows from operating activities	(a)
Cash flows from investing activities:	
Cash received from disposal of investments	
Maturity of time deposits with financial institutions	
Cash received from investment income	
Cash received from disposal of fixed assets	
Other cash received relating to investing activities	
Sub-total of cash inflows	
Cash paid for acquisition of fixed assets	
Cash paid for purchase of investments	
Increase in time deposits with financial institutions	
Sub-total of cash outflows	
Net cash flows from investing activities	

The notes to financial statements form part of these financial statements.

	Note
Cash flows from financing activities:	
Proceeds from borrowings	
Sub-total of cash inflows	
Repayment of borrowings	
Cash paid for dividends, profit distribution and interest	
Sub-total of cash outflows	
Net cash flows from financing activities	
Effect of foreign exchange rate changes	
Net increase in cash and cash equivalents	(b)

The notes to the financial statements form part of these financial statements.

(a) Reconciliation of net profit to cash flows from operating activities

Net profit
Depreciation
Provision for impairment losses in fixed assets
Provision for bad debts
Provision for diminution in value of inventories
Amortisation of goodwill
Loss on disposal of fixed assets
Financial expenses
Investment income
Deferred tax assets
Increase in inventories
Increase in operating receivables
Decrease in operating payables
Minority interests
Net cash flows from operating activities

(b) Net increase in cash and cash equivalents

Cash at the end of the year
Less: Cash at the beginning of the year
Add: Cash equivalents at the end of the year
Less: Cash equivalents at the beginning of the year
Net increase in cash and cash equivalents

The notes to the financial statements form part of these financial statements.

	Note
Cash flows from operating activities:	
Cash received from sale of goods and rendering of services	
Refund of taxes and levies	
Other cash received relating to operating activities	
Sub-total of cash inflows	
Cash paid for goods and services	
Cash paid to and on behalf of employees	
Income tax paid	
Taxes paid other than income tax	
Other cash paid relating to operating activities	
Sub-total of cash outflows	
Net cash flows from operating activities	(a)
Cash flows from investing activities:	
Maturity of time deposits with financial institutions	
Cash received from investment income	
Cash received from disposal of fixed assets	
Other cash received relating to investing activities	
Sub-total of cash inflows	
Cash paid for acquisition of fixed assets	
Cash paid for purchase of investments	
Increase in time deposits with financial institutions	
Sub-total of cash outflows	
Net cash flows from investing activities	

The notes to the financial statements form part of these financial statements.

	Note
Cash flows from financing activities:	
Proceeds from borrowings	
Sub-total of cash inflows	
Repayment of borrowings	
Cash paid for dividends, profit distribution and interest	
Sub-total of cash outflows	
Net cash flows from financing activities	
Effect of foreign exchange rate changes	
Net increase in cash and cash equivalents	(b)

The notes to the financial statements form part of these financial statements.

(a) Reconciliation of net profit to cash flows from operating activities

Net profit
Depreciation
Provision for impairment losses
Provision for bad debts
Provision for inventories
Amortisation of goodwill
Loss on disposal of fixed assets
Financial expenses
Investment income
Deferred tax assets
Increase in inventories
Increase in operating receivables
Decrease in operating payables
Net cash flows from operating activities

(b) Net increase in cash and cash equivalents

Cash at the end of the year
Less: Cash at the beginning of the year
Add: Cash equivalents at the end of the year
Less: Cash equivalents at the beginning of the year
Net increase in cash and cash equivalents

The notes to the financial statements form part of these financial statements.

1. Background of the Company

Sinopec Shanghai Petrochemical Company Limited ("the Company"), formerly Shanghai Petrochemical Company Limited, was established in the People's Republic of China ("the PRC") on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex ("SPC"), a State-owned enterprise. SPC was under the direct supervision of China Petrochemical Corporation ("CPC").

CPC finished its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation ("Sinopec Corp") was established. As a part of the reorganisation, CPC transferred its 4,000,000,000 of the Company's state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

The Company and its subsidiaries ("the Group") is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company's principal subsidiaries are set out in note 10(d) "Long-term equity investments".

2. Change in accounting policy

The Group changed its accounting policy to conform with the revised "Accounting standard for Business Enterprises-Events Occurring After The Balance Sheet Date" ("the revised standard"). According to the original "Accounting Standard for Business Enterprises-Events Occurring After The Balance Sheet Date", the appropriation of profit for the current period approved by the Board of Directors after the balance sheet date was an adjusting event. Pursuant to the revised standard (Cai Kuai [2003] No. 12) issued by the Ministry of Finance ("MOF") on 14 April 2003, cash dividends for the current period declared and approved by the Board of Directors after the balance sheet date, but before the financial statements are authorised for issue, should be presented separately under shareholders' equity on the balance sheet. The Group has adopted the revised standard to account for cash dividends retrospectively.

As a result of the above change in accounting policy, the Group's opening balance of undistributed profits as at the beginning of the year 2003 has been increased by RMB 360,000,000. The cumulative effect of the change in accounting policy for prior years is set out below:

	Before adjustments RMB'000	Adjustments RMB'000	After adjustments RMB'000
Undistributed profits at 31 December 2002	940,452	360,000	1,300,452
Dividend payable at 31 December 2002	360,000	(360,000)	-

3. Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statements are in conformity with the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the MOF.

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Basis of consolidation

The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11"Provisional regulations on consolidated financial statements" issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities held by the Company, directly or indirectly, over 50% of the equity interests (not including 50%), or less than 50% but the Company has the power to effectively control the entities. The consolidated income statement of the Company only includes the results of subsidiaries during the period when the Company holds, directly or indirectly, over 50% of the equity interests or the Company has effective control over the subsidiaries. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

(c) Basis of accounting and principle of valuation

The Group's financial statements are prepared on an accrual basis under the historical cost convention, unless otherwise stated.

(d) Reporting currency and translation of foreign currencies

The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the year are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing at the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

3. Significant accounting policies *(continued)*

(e) Cash equivalents

Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(f) Provision for bad debt

Trade accounts receivable showing signs of uncollectibility are idenitified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

(g) Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Cost of inventories includes the cost of purchase of raw materials, processing and other costs. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs and related taxes necessary to make the sales.

Spare parts and consumables are expensed when being consumed.

Inventories are recorded by perpetual method.

(h) Long-term equity investments

The Group's investments in the associates and the Company's investments in subsidiaries and associates are accounted for in the long-term equity investment using the equity method. Equity method is to recognise the initial investment costs, subsequently adjusted in accordance with the share of shareholders' equity in respective investee companies. Equity investments difference, which is the difference between investment cost and the share of shareholders' funds of the investee companies is accounted for as follow:

Any excess of the initial investment cost over the share of shareholders' equity of the investee is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The amortisation is recognised as investment loss in the income statement in the relevant period.

3. Significant accounting policies *(continued)*

(h) Long-term equity investments *(continued)*

Any shortfall of the initial investment cost over the share of shareholders' equity of the investee is recognised in "capital reserve-reserve for equity investment". Such shortfall is amortised on a straight-line basis over 10 years if the investment was acquired before the issuance of Cai Kuai [2003] No. 10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" on 7 April 2003.

An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management.

Long-term investments in entities in which the Group does not have control, joint control or does not exercise significant influence in their management are stated at cost. Investment income is recognised when an investee company declares cash dividend or distributes profit.

Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment losses is made when the recoverable amount is lower than the carrying amount.

(i) Fixed assets and construction in progress

Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided in respect of construction in progress.

3. Significant accounting policies *(continued)*

(i) Fixed assets and construction in progress *(continued)*

Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

	Useful life	Residual value	Depreciation rate
Land and buildings	15 to 40 years	3%-5%	2.4%-6.5%
Plant, machinery, equipment and others	5 to 26 years	3%-5%	3.7%-19.4%

(j) Intangible assets

Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. Amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible assets. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

(k) Taxation

The principal taxes and the related rates are as follows:

(i) Income tax

Income tax is the provision for income tax recognised in the income statement for the period using the tax-effect accounting method. It comprises current and deferred tax.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Pursuant to the relevant PRC tax regulations, the income tax rate applicable to the Company is 15% in 2003. The subsidiaries are subject to income tax pursuant to the relevant PRC tax regulations.

3. Significant accounting policies *(continued)*

(k) Taxation *(continued)*

The subsidiaries granted with tax concession are set out below:

Name of subsidiaries	Applicable tax rate	Reasons for granting concession
Shanghai Jindong Petrochemical Industrial Company Limited	15%	Preferential tax rate at Pudong new district
Shanghai Golden-Phillips Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district
Shanghai Jinhua Industrial Company Limited	15%	Preferential tax rate at Pudong new district
Shanghai Golden Way Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district
Shanghai Jinchang Engineering Plastics Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district
SPC Marketing Development Corporation	15%	Preferential tax rate at Pudong new district

Deferred tax

Deferred tax is provided using the liability method, providing for timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following timing differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the realisation date. The effect on deferred tax of any changes in tax rates is charged to the income statement.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(ii) Value-added tax ("VAT")

The VAT rate applicable to the Group is 17%.

(iii) Consumption tax

Pursuant to the relevant PRC tax regulations, the Group's sales of gasoline and diesel oil are subject to the consumption tax at a rate of RMB277.6 per tonne and RMB117.6 per tonne respectively.

3. Significant accounting policies *(continued)*

(l) Impairment loss

The carrying amounts of the Group's long-lived assets, including long-term equity investments, fixed assets and construction in progress, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The impairment loss is recognised as an expense in the income statement.

If there is any indication that impairment loss recognised for an asset in prior years may no longer exist or there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced, the impairment loss is reversed. The reversal is recognised as income in the period in the income statement. The reversed amount should not exceed its historical net value.

(m) Deferred income

Deferred income is amortised to the income statement on a straight-line basis over 10 years.

(n) Revenue recognition

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the rendering of services is recognised upon performance of the services.

Interest income is recognised on a time apportioned basis by reference to the principal outstanding and the rate applicable.

(o) Repairs and maintenance expenses

Repairs and maintenance expenses are recognised as expenses in the period in which they are incurred.

(p) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(q) Borrowing cost

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period which brings the assets to their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(r) Retirement scheme costs

The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 31.

(s) Profit distribution

Profit distribution is made in accordance with the relevant rules and regulations set out in the Company Law of the PRC and the Articles of Association of the Company and its subsidiaries.

(t) Dividends

Dividends appropriated to shareholders are recognised in the profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' equity on the balance sheet.

(u) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

4. Cash at bank and in hand

The Group's and the Company's cash at bank and in hand as at 31 December are analysed as follows:

		The Group		The Company	
	2003 Exchange rate	Original currency '000	2002 RMB'000	Original currency '000	2002 RMB'000
Cash in hand					
Renminbi			177		59
Cash at bank					
Renminbi			1,204,039		704,506
Hong Kong Dollars	**1.0657**	34,366	25,325	34,366	25,325
United States Dollars	**8.2767**	6,730	21,075	22	8,095
Swiss Francs	**6.6678**	129	771	129	771
Euro	**10.4036**	-	32,019	-	32,019
Cash at bank and in hand			1,283,406		770,775
Deposits at related party (note 30(f))					
Renminbi			461,220		456,500
			1,744,626		1,227,275

Deposits at related party represent bank deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rate.

5. Bills receivable

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Bank bills	526,070	524,639
Commercial bills	17,600	10,200
Total	543,670	534,839

Bills receivable are due in six months. As at 31 December 2003, there are no significant bills receivable at discount or pledged.

Except for the balances disclosed in note 30(e), there is no amount due from major shareholders who held 5% or more shareholding included in the above balance.

6. Trade debtors

The Group

	2002			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	471,583	83.88	1,155	0.24
Between one and two years	30,853	5.49	2,026	6.57
Between two and three years	24,343	4.33	15,679	64.41
Over three years	35,447	6.30	24,479	69.06
	562,226	100.00	43,339	
Trade debtors,net	518,887			

The Company

	2002			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	471,869	88.68	1,022	0.22
Between one and two years	25,749	4.84	1,851	7.19
Between two and three years	7,994	1.50	1,733	21.68
Over three years	26,508	4.98	21,465	80.98
	532,120	100.00	26,071	
Trade debtors,net	506,049			

6. Trade debtors *(continued)*

Bad debt provision	The Group 2002 RMB'000	The Company 2002 RMB'000
Balance at the beginning of the year	33,752	26,825
Provision for the year	17,041	6,195
Written off	(7,454)	(6,949)
Balance at the end of the year	43,339	26,071

The aggregate amount and proportion of the five largest trade debtors at 31 December 2003 are shown below:

	2002 RMB'000
Amount	120,086
Percentage of total trade debtors	21.36%

Except for balances disclosed in Note 30 (e), there is no amount due from major shareholders who held 5% or more shareholding included in the above balance.

During the year, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided for in prior years. At 31 December 2003, the Group and the Company did not have individually significant trade debtors that aged over three years.

7. Other debtors

	The Group			
	2002			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	405,466	69.78	1,183	0.29
Between one and two years	50,342	8.67	1,135	2.25
Between two and three years	14,627	2.52	2,016	13.78
Over three years	110,543	19.03	18,908	17.10
Total	580,978	100.00	23,242	
Other debtors,net	557,736			

7. Other debtors *(continued)*

The Company

	2002			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	302,563	66.67	1,097	0.36
Between one and two years	35,515	7.83	1,107	3.12
Between two and three years	11,606	2.56	1,336	11.51
Over three years	104,069	22.94	16,590	15.94
Total	453,753	100.00	20,130	
Other debtors,net	433,623			

Bad debt provision

	The Group 2002 RMB'000	The Company 2002 RMB'000
Balance at the beginning of the year	3,727	1,200
Additions for the year	19,515	18,930
Provision writren off	-	-
Balance at the end of the year	23,242	20,130

The aggregate amount and proportion of the five largest other debtors at 31 December 2003 are shown below:

	2002 RMB'000
Amount	109,418
Percentage of total other debtors	18.83%

Except for balances disclosed in Note 30(e), there is no amount due from major shareholders who held 5% or more shareholding included in the above balance.

During the year, the Group and the Company had no individually significant write off or write back of doubtful debts which have been fully or substantially provided for in prior years. At 31 December 2003, the Group and the Company did not have individually significant other debtors that aged over three years.

8. Advance payments

All advance payments are within one year.

Except for the balances disclosed in Note 30(e),there is no amount due from major shareholders who held 5% or more shareholding included in the balance of advance payments.

9. Inventories

	The Group		The Company	
	2002		2002	
	Amount RMB'000	Provision for diminution in value RMB'000	Amount RMB'000	Provision for diminution in value RMB'000
Raw materials	1,024,755	-	961,370	-
Work in progress	1,077,202	-	971,023	-
Finished goods	666,513	9,048	499,082	5,518
Spare parts and consumables	531,673	17,624	459,535	16,313
Total	3,300,143	26,672	2,891,010	21,831
Inventories, net	3,273,471		2,869,179	

Provision for diminution in value of inventories is analysed as follows:

	The Group		The Company	
	2002		2002	
	Finished goods RMB'000	Spare parts and consumbles RMB'000	Finished goods RMB'000	Spare parts and consumbles RMB'000
At 1 January	8,612	14,699	2,072	12,478
Additions	4,668	5,146	3,579	3,835
Provision written back	(4,232)	(2,221)	(133)	-
At 31 December	9,048	17,624	5,518	16,313

All inventories were acquired through purchase or production.

	The Group	The Company
	2002 RMB'000	2002 RMB'000
Cost of inventories recognised as cost and expense:	18,743,107	17,732,686

10. Long-term equity investments

The Group

	Interests in associates	Equity investment differences	Interests in non-consolidated subsidiaries	Other unlisted investments	Provision for impairment losses	Total
	(Note(a))	(Note(b))	(Note(c))	(Note(e))	(Note(f))	
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2003	1,350,159	(306,524)	287,740	456,415	(9,658)	1,778,132
Additions for the year	413,852	-	19,691	29,065	-	462,608
Share of profits less losses from investments accounted for under the equity method	(5,335)	-	-	-	-	(5,335)
Dividend receivable	(7,669)	-	-	-	-	(7,669)
Disposals for the year	(59,867)	12,277	(19,201)	(59,086)	-	(125,877)
Amortisation for the year	-	10,849	-	-	-	10,849
Change in provision	-	-	-	-	(22,130)	(22,130)
Balance at 31 December 2003	1,691,140	(283,398)	288,230	426,394	(31,788)	2,090,578

The Company

	Interests in associates	Equity investment differences	Interests in consolidated subsidiaries	Other unlisted investments	Total
	(Note(a))	(Note(b))	(Note(d))	(Note(e))	
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2003	1,144,710	(306,524)	1,917,989	164,024	2,920,199
Additions for the year	413,852	-	2,500	362	416,714
Share of profits less losses from investments accounted for under the equity method	11,478	-	84,830	-	96,308
Dividend receivable	-	-	(76,846)	-	(76,846)
Disposals for the year	-	12,277	-	-	12,277
Amortisation for the year	-	10,849	-	-	10,849
Balance at 31 December 2003	1,570,040	(283,398)	1,928,473	164,386	3,379,501

10. Long-term equity investments *(continued)*

(a) The particulars of the associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 31 December 2003 are as follows:

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$14,695	-	40	Production of resins products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$20,204	-	50	Production of polypropylene film
Shanghai YaNan Electrical Appliances Company	RMB5,420	-	44	Trading of electrical appliances
XinLian Special Sealings Company	RMB5,000	-	33	Production of special sealing material
Shanghai Secco Petrochemical Company Limited	US$901,441	20	-	Manufacturing and distribution of chemical products
Shanghai Chemical Industry Park Development Company Limited	RMB2,372,439	38.26	-	Planning, development and operation of the Chemical Industry Park in Shanghai,PRC

(b) Equity investment difference

Investments	Initial investment RMB'000	Amortisation period	1 January 2003 RMB'000	Amortisation during the year RMB'000	Disposal during the year RMB'000	31 December 2003 RMB'000	Reason
Shanghai Chemical Industry Park Developmente Co.,Ltd	300,000	30years	290,000	(10,000)	-	280,000	Investment in associates
Shanghai Jindong Petrochemical Industrial Company Limited	8,492	10years	4,247	(849)	-	3,398	Investment in subsidiary
ZheJiang Jinzhe Petrochemical Associated Company Limited	24,552	10years	12,277	-	(12,277)	-	Investment in subsidiary
	333,044		306,524	(10,849)	(12,277)	283,398	

The "equity investment difference" is amortised on a straight-line basis over 10 and 30 years. The remaining period of amortisation is 4 to 28 years.

(c) Interests in non-consolidated subsidiaries represent the Company's interests in these subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated. These interests are accounted for under cost method.

10. Long-term equity investments *(continued)*

(d) The particulars of subsidiaries, all of which are limited companies established and operating in the PRC which principally affected the results or assets of the Group, at 31 December 2003 are as follows:

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 800,000	100	-	Investment management
SPC Marketing Development Corporation	RMB 25,000	100	-	Trading in petrochemical products
China Jinshan Associated Trading Corporation	RMB 25,000	80	-	Import and export of petrochemical products and equipment
Shanghai Jinhua Industrial Company Limited	RMB 25,500	-	81.46	Trading in petrochemical products
Shanghai Jindong Petrochemical Industrial Company Limited	RMB 40,000	-	60	Trading in petrochemical products
Shanghai Golden Way Petrochemical Company Limited	US$ 3,460	-	75	Production of vinyl acetate products
Shanghai Jinchang Engineering Plastics Company Limited	US$ 4,750	-	50.38	Production of polypropylene products
Shanghai Golden-Phillips Petrochemical Company Limited	US$ 50,000	-	60	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75	-	Production of acrylic fibre products
Shanghai Petrochemical Enterprise Development Company Limited	RMB 455,000	100	-	Investment mangement
Shanghai Golden Conti Petrochemical Company Limited (Note 1)	RMB 295,776	-	100	Production of Petrochemical products

None of these subsidiaries has issued any debt securities.

Note:

(i) As at 1 December 2003, the Group acquired an additional 52% shareholding in Shanghai Golden Conti Petrochemical Company Limited ("Golden Conti"). Following the acquisition, Golden Conti became a wholly owned subsidiary of the Group and was included in the Group's consolidated financial statements.

(ii) On 1 January 2003, the Group disposed its 58.43% shareholding in a subsidiary, Zhejiang Jinzhe Petrochemical Associate Company Limited ("Jinzhe"). Effectively, the control of the Group over Jinzhe ceased and was transferred. Accordingly, the results for the current year and net assets as at year end date of Jinzhe were not included in the consolidated financial statements. The assets and liabilities of Jinzhe were not material to the Group's financial position and operating results.

10. Long-term equity investments *(continued)*

(e) The Group's other unlisted investments include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended 31 December 2003 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

(f) Provision for impairment losses is analysed as follows:

	The Group
	2002 RMB'000
Balance at 1 January	4,768
Provision for the year	8,998
Written back for the year	(4,108)
Balance at 31 December	9,658

The recoverable amount of certain individual long-term equity investments were considered lower than their carrying amount. As a result, the management of the Company has made provision for impairment losses of RMB 25,430,000 during the year.

(g) Major investment changes

At 31 December 2003, details of principal equity investment changes of the Group are as follows:

Name of investee	Investment terms	Percentage of equity interest held by the Group	Balance at 1 January 2003	Addition for the year	Share of profits/ (losses) accounted for under the equity method	Amortisation of equity investment differences	Dividends received	Balance at 31 December 2003
			RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Shanghai Chemical Industry Park Development Company Limited	30 years	38%	630,878	-	11,478	10,000	-	652,356
Shanghai Secco Petrochemical Company Limited	50 years	20%	223,832	413,852	-	-	-	637,684
Shanghai Jinpu Plastics Packaging Material Company Limited	30 years	50%	114,000	-	(3,500)	-	(7,500)	103,000
Hangzhou Real Estate Company	30 years	84%	126,700	-	-	-	-	126,700

10. Long-term equity investments *(continued)*

(g) Major investment changes *(continued)*

No provision for impairment losses was made for the long-term equity investments as set out above.

The above non-consolidated subsidiaries, which the Group has over 50% equity interest are not consolidated as their assets and results of operation have no significant effect on the Group.

(h) At 31December 2003, the Group's proportion of the total investments to the net assets was 13.48% (2002: 12.28%).

11. Fixed assets

(a) The Group

	Land and buildings RMB'000	Plant, machinery, equipment and other fixed assets RMB'000	Total RMB'000
Cost or valuation:			
At 1 January 2003	5,610,313	24,245,193	29,855,506
Additions	15,115	210,117	225,232
Transferred from construction in progress (Note 13)	91,214	1,478,595	1,569,809
Acquisition of subsidiaries	292,882	224,857	517,739
Disposals	(37,506)	(390,352)	(427,858)
At 31 December 2003	5,972,018	25,768,410	31,740,428
Accumulated depreciation:			
At 1 January 2003	2,502,216	10,489,009	12,991,225
Charge for the year	214,673	1,684,014	1,898,687
Acquisition of subsidiaries	59,972	44,485	104,457
Written back on disposals	(15,599)	(295,658)	(311,257)
At 31 December 2003	2,761,262	11,921,850	14,683,112
Provision for impairment losses:			
	-	-	-
Charge for the year	-	24,600	24,600
At 31 December 2003	-	24,600	24,600
Net book value:			
At 31 December 2003	3,210,756	13,821,960	17,032,716
At 31 December 2002	3,108,097	13,756,184	16,864,281

11. Fixed assets *(continued)*

(b) The Company

	Land and buildings RMB'000	Plant, machinery, equipment and other fixed assets RMB'000	Total RMB'000
Cost or valuation:			
At 1 January 2003	4,761,338	21,798,426	26,559,764
Additions	8,449	164,965	173,414
Transferred from construction in progress (Note 13)	77,260	1,435,012	1,512,272
Disposals	(4,809)	(334,357)	(339,166)
At 31 December 2003	4,842,238	23,064,046	27,906,284
Accumulated depreciation:			
At 1 January 2003	2,275,245	9,367,553	11,642,798
Charge for the year	181,473	1,514,373	1,695,846
Written back on disposals	(3,065)	(252,096)	(255,161)
At 31 December 2003	2,453,653	10,629,830	13,083,483
Provision for impairment losses:			
	–	–	–
Charge for the year	–	24,600	24,600
At 31 December 2003	–	24,600	24,600
Net book value:			
	2,388,585	12,409,616	14,798,201
At 31 December 2002	2,486,093	12,430,873	14,916,966

All of the Group's buildings are located in the PRC (including Hong Kong).

(c) Due to change in market demand, the product specifications and economic efficiency of the production facility of tyre cord cannot meet the market development. During 2003, the management of the Company has made a provision for impairment loss of RMB24,600,000 for this production facility.

(d) At 31 December 2003, the cost of the Group's fully depreciated fixed assets was RMB3,529,747,000 (2002: RMB2,487,759,000).

(e) At 31 December 2003, the net book values of fixed assets that were pledged by the Group are RMB 414,342,000 (2002: Nil).

12. Construction materials

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Equipment & accessories	19,667	19,667

13. Construction in progress

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Balance at 1 January	4,276,591	4,238,739
Additions	2,283,573	2,036,050
of which:		
Capitalised interest costs	95,006	91,353
	6,560,164	6,274,789
Transferred to fixed assets (Note 11)	(5,670,113)	(5,427,668)
Balance at 31 December	890,051	847,121

At 31 December 2003, major projects of the Group are as follows:

Project	Budgeted amounts	At 1 January 2003	Addition	Transfer to fixed assets	At 31 December 2003	Stage of completion	Interest capitalised during the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
150,000 tonne/ annum polyester project	119,900	-	11,119	-	11,119	9%	-
Torch gas recovery programme	50,000	-	44,594	(13,100)	31,494	89%	-
75KR/HRPP Development system for PP high performance catalyst and engineering plastics	49,500	40,925	1,268	(22,876)	19,317	85%	-

13. Construction in progress *(continued)*

Interest capitalised is as follows:

	The Group	The Company
	RMB'000	RMB'000
At 1 January 2003	**32,378**	28,725
Additions	**3,502**	3,502
Transferred to fixed assets	**(30,670)**	(27,017)
At 31 December 2003	**5,210**	5,210
Interest rate	**4.78%-5.31%**	4.78%-5.31%

14. Intangible assets

	The Group and the Company
	2002
	RMB'000
Cost:	
At 1 January	-
Transferred from long-term investments	134,482
At 31 December	134,482
Accumulated amortisation:	
At 1 January	-
Transferred from long-term investments	85,171
At 31 December	85,171
Net book value:	
At 31 December	49,311

On 16 August 1996, the Company acquired the equity interest in Shanghai Jinyang Acrylic Fibre Plant ("Jinyang") for consideration of RMB 38,800,000 satisfied in cash. Equity investment difference of RMB 134,482,000 on acquisition has been recognised in the accounts. Such equity investment difference is amortised over 10 years which was the then remaining economic useful life of the related plants of the subsidiary.

In 2002, Jinyang was deregistered and all its operations, assets and liabilities were transferred to the Company of carrying value. Accordingly, Jinyang has changed from a wholly owned subsidiary to a division of the Company. Since there is no investment in subsidiary after the deregistration of Jinyang, the unamortised amount of the equity investment difference was transferred to intangible assets and will be amortised over its remaining useful life.

15. Taxation

(a) Taxation in the income statement represents:

	The Group 2002 RMB'000	The Company 2002 RMB'000
Provision for PRC income tax for the year	155,874	125,583
Deferred taxation	(6,375)	(6,375)
	149,499	119,208
Tax refund	(66,405)	(66,405)
	83,094	52,803

The charge for PRC income tax is calculated at the rate of 15% (2002: 15%) on the estimated assessable profits of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business in overseas and Hong Kong and therefore no provision has been made for overseas and Hong Kong income tax.

The Company has not received notice from the MOF that the 15% tax rate will continue to be applicable to the Company in 2004. As such, it is possible that the Company's tax rate will increase in 2004.

Pursuant to the document "Cai Shui Zi (1999) No.290" issued by the MOF and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB 92,167,000 (2002: RMB 66,405,000) during the year relating to the purchase of equipment manufactured in the PRC for technological improvements.

(b) Taxes payable in the balance sheet represents:

	The Group 2002 RMB'000	The Company 2002 RMB'000
Income tax	23,799	16,858
VAT	157,237	160,414
Consumption tax	47,804	47,804
Business tax	3,134	696
Other taxes	21,679	19,924
	253,653	245,696

15. Taxation *(continued)*

(c) Deferred tax assets

	The Group and the Company
	2002
	RMB'000
At 1 January	8,796
Deferred taxation arising from provision for inventories and bad debts	6,375
Provision for impairment losses of fixed assets	-
At 31 December	15,171

There is no significant deferred tax liability not provided for in the financial statements.

16. Short-term loans

Short-term loans of the Group and the Company include:

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Short-term bank loans	3,094,726	2,830,045
Short-term loans with related party (Note 30(g))	130,000	-
	3,224,726	2,830,045

At 31 December 2003, the Group's secured loans amounted to RMB 75,000,000 (2002: Nil).

Except for the above secured loans, all other short-term loans are unsecured loans without guarantee and payable in full when due. The weighted average interest rate of short-term loans of the Group was 2.74% (2002: 3.86%) at 31 December 2003.

As at 31 December 2003 and 31 December 2002, the Group and the Company had no significant overdue short-term loan.

Except for the balances disclosed in note 30(e), there is no amount due from major shareholders who held 5% or more shareholding included in the above balance.

17. Trade creditors, bills payable, receipts in advance and other payables

There are no significant trade creditors and other payables aged over 3 years.

There is no significant receipts in advance aged over 1 year.

Bills payable are mainly bank bills issued for the purchase of material, merchandises and products, generally due in 3 to 6 months.

Except for the balances disclosed in Note 30(e),there is no amount due to shareholders who held 5% or more shareholding included in the balance of trade creditors, bills payable, receipts in advance and other payables.

Ageing analysis of trade creditors is as follows:

	The Group	
	2002	
	Amount	Proportion
By transaction date	RMB'000	%
Within three months	1,053,982	89.56
Between three and six months	81,519	6.93
Over six months	41,350	3.51
	1,176,851	100.00

	The Company	
	2002	
	Amount	Proportion
By transaction date	RMB'000	%
Within three months	932,959	90.73
Between three and six months	86,039	8.37
Over six months	9,181	0.9
	1,028,179	100.00

18. Accrued expenses

At 31 December 2003, the Group's and the Company's accrued expenses primarily represented accrued interest expenses and other production expenses.

19. Long-term loans and current portion of long-term loans

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Between one and two years	1,562,828	1,257,639
Between two and three years	1,922,299	1,804,899
Between three and five years	1,029,798	1,029,798
After five years	75,966	51,466
	4,590,891	4,143,802
Current portion of long-term loans	777,589	393,386
	5,368,480	4,537,188

19. Long-term loans and current portion of long-term loans *(continued)*

Long-term loans are analysed as follows:

Repayment terms and final maturity	Interest type	Original currency '000	2003 Exchange rate	The Group 2002 RMB'000	The Company 2002 RMB'000
Arranged by Central Treasury of the Company:					
U.S. Dollar denominated:					
Payable semi-annually from 2001 through 2003	Floating	-	8.2767	36,021	36,021
Payable semi-annually through 2004(Note(a))	Fixed	2,169	8.2767	36,004	36,004
Payable semi-annually through 2008(Note(a))	Fixed	8,653	8.2767	81,947	81,947
Payable semi-annually through 2003(Note(a))	Floating	-	8.2767	29,014	29,014
Japanese Yen denominated:					
Payable semi-annually through 2004	Fixed	299,974	0.0773	60,362	60,362
Renminbi denominated:					
Due in 2003	Floating			288,840	288,840
Due in 2004	Floating			1,200,000	1,200,000
Due in 2005	Floating			1,790,000	1,790,000
Due in 2006	Floating			1,000,000	1,000,000
Other loans due in 2004	-			15,000	15,000
Arranged by subsidiaries:					
U.S. Dollar denominated:					
Payable semi-annually through 2004	Floating	5,091	8.2767	84,284	-
Payable annually through 2004	-	500	8.2767	14,065	-
Payable annually through 2004	Fixed	2,418	8.2767	10,090	-

19. Long-term loans and current portion of long-term loans *(continued)*

Repayment terms and last payment date	Interest type	Original currency '000	2003 Exchange rate	The Group 2002 RMB'000	The Company 2002 RMB'000
Renminbi denominated:					
Payable semi-annually through 2003	-			29,910	-
Payable semi-annually through 2004	Floating			136,300	-
Payable annually from 2003 through 2004	Floating			45,000	-
Payable annually through 2004	-			265,843	-
Payable annually through 2004	Floating			49,100	-
Payable annually from 2001 through 2005	-			22,200	-
Payable annually through 2010	-			-	-
Due in 2004	Floating			40,000	-
Due in 2005 and after	Floating			134,500	-
Total long-term loans outstanding				5,368,480	4,537,188
Less: Amounts due within one year				(777,589)	(393,386)
Amounts due after one year				4,590,891	4,143,802

Note: (a) Guaranteed by China Petrochemical Corporation

Except for loans indicated as guaranteed, all loans are unsecured loans without guarantee.

20. Other long-term liabilities

Deferred income

	The Group
	2002
	RMB'000
Cost:	
At 1 January and at 31 December	115,177
Accumulated amortisation:	
At 1 January	46,072
Amortisation for the year	11,518
At 31 December	57,590
Net book value:	
At 31 December	57,587

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB 115,177,000 and was recorded as deferred income in the consolidated financial statements.

21. Share capital

	The Group and the Company
	2002
	RMB'000
Registered capital:	
4,870,000,000 A shares of RMB 1 each	4,870,000
2,330,000,000 H shares of RMB 1 each	2,330,000
	7,200,000
Issued and paid up capital	
Shares not in trade:	
4,150,000,000 A shares of RMB 1 each	
of which:	
Domestic legal persons shares	4,150,000
Total shares not in trade	4,150,000
Shares in trade:	
720,000,000 A shares of RMB 1 each	
2,330,000,000 H shares of RMB 1 each	
of which:	
RMB ordinary A shares listed in the PRC	720,000
Foreign investment H shares listed overseas	2,330,000
Total shares in trade	3,050,000
Total share capital	7,200,000

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994, 15 September 1996 and 20 March 1997 accordingly.

22. Capital reserves

	The Group and the Company
	2002
	RMB'000
Balance at 1 January and 31 December	2,856,278

	Note	The Group and the Company
		2002
		RMB'000
Share premium		2,420,841
Safety fund	(a)	4,180
Valuation surplus	(b)	44,887
Government grants	(c)	386,370
Total		2,856,278

(a) The safety fund represents gifts or grants received from China Petrochemical Corporation for enhancement of production safety.

(b) Valuation surplus represents the excess of fair value over the carrying value of assets given up in exchange for investments.

(c) Government grants represent grants received for the purchase of equipment used for technology improvements.

23. Surplus reserves

		The Group and the Company				
	Note	Statutory surplus reserve	Statutory public welfare fund	General surplus reserve	Discretionary surplus reserve	Total
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2002		831,211	749,122	82,089	1,280,514	2,942,936
Transferred from the income statement	(a)	90,897	90,897	-	-	181,794
Balance at 1 January 2003		922,108	840,019	82,089	1,280,514	3,124,730
Transferred from the income statement	(a)	138,556	138,556	-	-	277,112
Balance at 31 December 2003		1,060,664	978,575	82,089	1,280,514	3,401,842

23. Surplus reserves *(continued)*

(a) Pursuant to resolution of the Board, the Company transfer the following proportion of net profit to the surplus reserve for the year ended 31 December 2003:

(i) Statutory surplus reserve 10%

(ii) Statutory public welfare fund 10%

24. Income from principal operations/cost of sales

The Group's principal activity is the processing of crude oil into petrochemical products for sale. The Group's income from principal activity and cost of sales represent income received and cost incurred in relation to above activity. The Group's segment information is set out in Note 35.

Income from principal operations represents the invoiced value of goods sold to customers, net of VAT.

For the year 2003, total sales and proportion to top five customers are as follow:

	2002 RMB'000
Amount	8,398,480
Percentage of total sales	37.62%

25. Business taxes and surcharges

	The Group	The Company
	2002 RMB'000	2002 RMB'000
Consumption tax	434,513	434,513
City construction tax	102,993	94,866
Education surcharge and others	62,421	40,658
	599,927	570,037

The charge for consumption tax is calculated at RMB277.6 per tonne and RMB117.6 per tonne on the sales of gasoline and diesel respectively in accordance with relevant tax rules and regulations. The charges for city construction tax and education surcharge are based on 7% and 3% respectively of the VAT, consumption tax and business tax paid during the year.

26. Financial expenses

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Interest expenses	523,500	476,160
Less: Interest capitalised	(95,006)	(91,353)
Net interest expenses	428,494	384,807
Interest income	(25,015)	(17,159)
Net exchange loss / (gain)	3,924	(2,852)
Total	407,403	364,796

27. Investment income

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Cost method	36,505	11,650
Share of profit of subsidiaries	-	99,238
Share of profit of associates	32,007	14,343
Amortisation of equity investment differences	(10,144)	(10,144)
Net loss on transfer of investment	-	-
Total	58,368	115,087

28. Non-operating expenses

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Employee reduction expenses	-	-
Net loss on disposal of fixed assets	85,134	64,880
Service fee	26,798	26,798
Donations	1,699	1,699
Other expenses	27,756	22,958
Total	141,387	116,335

In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 64,108,000 (2002:RMB Nil) during the year ended 31 December 2003, in respect of the voluntary resignation of approximately 950 employees.

29. Dividends

(a) Dividends of ordinary shares declared during the year

Pursuant the shareholders' approval at the Annual General Meeting on 18 June 2003, a final dividend of RMB 0.05 per share totalling RMB 360,000,000 in respect of the year ended 31 December 2002 was declared and paid.

(b) Dividends of ordinary shares proposed after the balance sheet date

Pursuant to a resolution passed at the Board of Directors' meeting on 26 March 2004, a final dividend in respect of the year ended 31 December 2003 of RMB 0.08 per share totalling RMB 576,000,000 was proposed for shareholders' approval at the Annual General Meeting. Dividends declared after the balance sheet date was not recognised as liabilities on that day.

30. Related parties and related party transactions

(a) Company having the ability to exercise significant influence over the Group

Name of Company	:	China Petroleum & Chemical Corporation ("Sinopec Corp")
Registered Address	:	No. 6, Hui Xin Dong Jie Jia, Chao Yang Qu, Beijing
Scope of operations	:	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petro-chemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.
Relationship with the Company	:	The immediate parent company
Economic nature	:	Joint stock limited company
Authorised representative	:	Chen Tonghai
Registered capital	:	RMB 86.7 billion

The above registered capital has not been changed during the year ended 31 December 2003 . As at 31December 2003, Sinopec Corp held 4 billion shares of the Company.

(b) Company not having the direct ability to exercise significant influence over the Group.

	Relationship with the Company
China Petrochemical Corporation	The ultimate parent company
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company
Sinopec Zhenhai Refining & Chemical Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Sales Company	Branch of the immediate parent company
Xuzhou Pipeline Storage and Transportation Branch	Branch of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

30. Related parties and related party transactions *(continued)*

(c) Most of the transactions undertaken by the Group during the year ended 31 December 2003 have been effected with such counterparties and on such terms as have been determined by Sinopec Corp and other relevant authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follow:

	2002 RMB'000
Purchases of crude oil	11,645,363

(d) Other transactions between the Group and the other related parties during the year were as follows:

	2002 RMB'000
Sales	8,077,376
Purchases other than crude oil	267,228
Insurance expenses	78,104
Research and development expenses	-
Net (decrease) / increase in deposits in related party	257,045
Interest received and receivable	488
New loans obtained from related party	530,000
Loans repaid to related party	400,000
Interest paid and payable	5,111
Transportation costs	40,132
Construction and installation fees	579,476

The sales and purchases transactions between the Group and the other related parties as disclosed in note (b) accounted for approximately 90% of transactions of the similar nature.

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

30. Related parties and related party transactions *(continued)*

(e) At 31 December, the Group's balances with related parties are as follow:

	Immediate Parent Company	Other related parties
	2002	2002
	RMB'000	RMB'000
Bills receivable	24,955	-
Trade debtors	19,543	75,218
Other receivables	6,354	7,050
Advance payments	-	18,515
Bills payable	-	4,770
Trade creditors	45,135	473,704
Other payables	-	22,855
Receipts in advance	7,782	-

(f) Deposits in related party

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Cash at bank and in hand	461,220	456,500

(g) Loans with related party

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Short-term loans	130,000	-

31. Retirement schemes

As stipulated by the relevant regulations, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings account according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the plan and increased the amount of contributions. For the year ended 31 December 2003, the Company's contribution to this plan amounted to RMB 39,153,000 (2002: RMB 24,781,000).

32. Capital commitments

Capital commitments outstanding at 31 December are as follows:

	The Group and the Company
	2002
	RMB'000
Property, plant and equipment	
Contracted but not provided for	1,186,054
Authorised by the Board but not contracted for	418,000
	1,604,054
Investment	
Contracted but not provided for	1,272,558
	2,876,612

33. Contingent liabilities

At 31 December, contingent liabilities are as follows:

	The Group	The Company
	2002	2002
	RMB'000	RMB'000
Guarantees issued to banks in favour of:		
- subsidiaries	-	1,181,577
- associates	265,990	265,990
- other unlisted investment companies	79,442	40,300
	345,432	1,487,867

Guarantees issued to banks in favour of subsidiaries are given to the extent of the Company's respective interest in these entities.

Guarantees issued to banks in favour of associates and joint ventures are given to the extent of the Group's and the Company's respective interest in these entities.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2003 and 2002, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group's and the Company's obligation under the guarantees arrangement.

34. Events after the balance sheet date

To the date of this report, the Group has no significant events after the balance sheet date that need to be disclosed.

35. Segment reporting

Segment information is presented in respect of the Group's business segments, the format of which is based on the Group's management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group policy.

The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group's products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i) The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

(ii) The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(iii) The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iv) The Group's petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group's downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(v) All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activites, which are not allocated to the above four operating segments.

35. Segment reporting *(continued)*

Income from principal operations

	2002 RMB'000
Manufactured Products	
Synthetic Fibres	
External sales	3,396,652
Intersegment sales	-
Sub-total	3,396,652
Resins and Plastics	
External sales	6,479,166
Intersegment sales	24,948
Sub-total	6,504,114
Intermediate Petrochemicals	
External sales	2,575,668
Intersegment sales	5,655,309
Sub-total	8,230,977
Petroleum Products	
External sales	8,482,497
Intersegment sales	603,473
Sub-total	9,085,970
All others	
External sales	1,388,913
Intersegment sales	3,190,159
Sub-total	4,579,072
Eliminations of intersegment sales	(9,473,889)
Total	22,322,896

35. Segment reporting *(continued)*

Cost of principal operations

	2002 RMB'000
Synthetic Fibres	3,138,522
Resins and Plastics	5,527,662
Intermediate Petrochemicals	1,955,449
Petroleum Products	7,149,362
All others	972,112
Total	18,743,107

Gross profit of principal operations

	2002 RMB'000
Synthetic Fibres	235,730
Resins and Plastics	913,011
Intermediate Petrochemicals	599,586
Petroleum Products	841,881
All others	389,654
Total	2,979,862

36. Net profit before non-recurring items

In accordance with "Standard questions and answers on the preparation of information disclosures by companies publicly issuing securities, No.1 – Non-recurring items" (2004 Revised), the Group's net profit excluding non-recurring items is set out as below:

Net profit
Items under non-recurring items
Add: Non-operating expenses
Loss on disposal of subsidiaries
Less: Non-operating income
Written back of provision for impairment losses in previous years
Tax effect
Total of non-recurring items
Net profit excluding non-recurring items

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group's net profit and shareholders' equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i) Capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii) Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii) Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv) Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v) Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

Effects on the Group's net profit and shareholders' equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

	Note	Years ended 31 December	
		2003	2002
		RMB'000	RMB'000
Net profit under PRC Accounting Rules and Regulations		1,386,456	908,965
Adjustments:			
Capitalisation of borrowing costs, net of depreciation effect	(i)	6,187	5,833
Reduced depreciation on government grants	(iii)	26,761	15,411
Amortisation of revaluation of land use rights	(iv)	3,498	3,498
Write off of pre-operating expenditure	(v)	(19,852)	(15,942)
Tax effects of the above adjustments		(1,456)	(1,400)
Profit attributable to shareholders under IFRS*		[illegible]	916,365

	Note	As at 31 December	
		2003	2002
		RMB'000	RMB'000
Shareholders' equity under PRC Accounting Rules and Regulations		[illegible]	14,481,460
Adjustments:			
Capitalisation of borrowing costs	(i)	34,308	58,121
Valuation surplus	(ii)	(44,887)	(44,887)
Government grants	(iii)	(344,198)	(370,959)
Revaluation of land use rights	(iv)	(136,359)	(139,857)
Write off of pre-operating expenditure	(v)	[illegible]	(15,942)
Tax effects of the above adjustments		10,307	12,260
Shareholders' equity under IFRS*		[illegible]	13,980,196

* The above figures are extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

134

D. Supplementary Information for North American Shareholders

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic annual financial statements. Such information has not been subjected to independent audit or review.

Notes:

(a) Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended 31 December 2002 and 2003, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2002 and 2003, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b) Capitalisation of property, plant and equipment

In years prior to those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2002 and 2003 represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment

In the years prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the years ended 31December 2002 and 2003 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

Notes: (continued)

(d) Capitalised interest on investment in associates

Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e) Goodwill and negative goodwill amortisation

Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

(f) Basic earnings per share

The calculation of basic earnings per share is based on the net proft under U.S. GAAP of RMB1,568,439,000 (2002: RMB 1,124,623,000) and the number of shares in issue during the year of 7,200,000,000 (2002: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

Notes (continued):

(g) Recently issued accounting standards

SFAS No. 150

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No.150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also includes required disclosures for financial instruments within its scope. For the Group, SFAS No.150 was effective for instruments entered into or modified after 31May 2003 and otherwise will be effective as at 1January 2004, except for mandatory redeemable financial instruments. For certain mandatory redeemable financial instruments, SFAS No.150 will be effective for the Group on 1January 2005. The effective date has been deferred indefinitely for certain other types of mandatory redeemable financial instruments. The Group currently does not have any financial instruments that are within the scope of SFAS No.150.

FIN No.46 and 46R

In December 2003, the FASB issued Interpretation No.46 (revised December 2003), "Consolidation of Variable Interest Entities",which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB interpretation No.46,"Consolidation of Variable Interest Entities",which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities ("VIEs") created after 31 December 2003. For variable interests in VIEs created before 1 January 2004, the Interpretation will be applied beginning on 1 January 2005. For any VIEs that must be consolidated under FIN 46R that were created before 1 January 2004, the assets, liabilities and non-controlling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognised interest being recognised as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIEs. The Group does not expect the application of this Interpretation will have a material impact on its financial statements.

Notes (continued):

(h) United States dollar equivalents

For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000 = RMB 8.2767 being the average of the buying and selling rates quoted by the People's Bank of China on 31 December 2003. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effects on the profit attributable to shareholders of significant differences between IFRS and U.S. GAAP is as follows:

	Note	Year ended 31 December		
		2003 US$'000	2003 RMB'000	2002 RMB'000
Profit attributable to shareholders under IFRS		169,354	1,401,690	916,365
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	4,477	37,054	37,054
Capitalisation of property, plant and equipment	(b)	2,622	21,703	21,703
Depreciation charge on revalued property, plant and equipment	(c)	15,706	129,995	129,995
Capitalised interest on investment in associates, net of amortisation effect	(d)	851	7,045	20,996
Goodwill and negative goodwill amortisation	(e)	39	322	10,144
Cumulative effect of adopting SFAS No. 142	(e)	-	-	19,828
Tax effect of the above adjustments		(3,549)	(29,370)	(31,462)
Net profit under U.S. GAAP		189,500	1,568,439	1,124,623
Basic earnings per share under U.S. GAAP	(f)	US$0.026	RMB0.218	RMB0.156
Basic earnings per ADS under U.S. GAAP	(f)	US$2.632	RMB21.784	RMB15.620

The effect on shareholders' equity of significant differences between IFRS and U.S. GAAP is as follows:

	Note	As at 31 December		
		2003 US$'000	2003 RMB'000	2002 RMB'000
Shareholders' equity under IFRS		1,814,961	15,021,886	13,980,196
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	(299)	(2,473)	(39,527)
Capitalisation of property, plant and equipment	(b)	(2,622)	(21,707)	(43,410)
Revaluation of property, plant and equipment	(c)	(23,381)	(193,516)	(323,511)
Capitalised interest on investment in associates	(d)	6,326	52,359	45,314
Goodwill and negative goodwill	(e)	3,660	30,294	29,972
Tax effect of the above adjustments		2,996	24,801	54,171
Shareholders' equity under U.S. GAAP		1,801,641	14,911,644	13,703,205

The "Tax effect of the above adjustments" as of 31 December 2002 and 2003 and for the years then ended is based on the 15% tax rate applicable to the Company through 2003. The Company has not received notice from the MOF that the 15% tax rate will continue to be applicable to the Company in 2004. As such, it is possible that the Company's tax rate will increase in 2004.

Registered Office

Sinopec Shanghai Petrochemical Company Limited
48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code: 200540 Tel: (8621)5794 3143
Fax: (8621)5794 0050 Telex: 33484 SPC CN
Website: www.spc.com.cn
E-mail: spc@spc.com.cn

Initial Registered Office

The Company established on 29 June 1993, the legal address of the Company was Jinshanwei, Jinshan District, Shanghai, the People's Republic of China.

Change of the Company's Name and Legal Address

After obtaining shareholders' approval at the 1999 annual general meeting of the Company and the relevant government approval in PRC, the Company changed its name to "Sinopec Shanghai Petrochemical Company Limited" and the legal address to "48 Jinyi Road, Jinshan District, Shanghai, the People's Republic of China" on 12 October 2000.

The Company did not change its name and legal address in 2003.

The registration number of industrial and commercial enterprises

3100001002263

The tax registration number

310045132212291

Stock Exchange Listings

A Shares: Shanghai Securities Exchange
Stock code: 600688
H Shares: The Stock Exchange of Hong Kong Limited
Stock code: 338
ADRs: New York Stock Exchange
Stock code: SHI
Ratio: 1 ADS=100 H Shares

Company Secretary

Zhang Jingming

Authorised Representatives

Lu Yiping
Rong Guangdao

Auditors

Domestic Auditors:
KPMG Huazhen
Certified Public Accountants
8th Floor, Office Tower E2
Oriental Plaza
No. 1, East Chang An Avenue, Beijing, PRC
Postal Code: 100738

International Auditors:
KPMG
Certified Public Accountants
8th Floor, Prince's Building, Central, Hong Kong

Solicitors

People's Republic of China:
Haiwen & Partners
Silver Tower
Suite 101b
2, Dong San Huan North Road
Chaoyang District, Beijing 100027, PRC

Hong Kong:
Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

United States:
MORRISON & FOERSTER LLP
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Principal Bankers

People's Construction Bank of China
Shanghai Branch, 79 Dianchi Road
Shanghai 200002, PRC

Industrial & Commercial Bank of China
Shanghai Branch, 23 Zhongshan Dongyi Road
Shanghai 200002, PRC

Registrars

HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central, Hong Kong

Depositary

The Bank of New York
Investor Relations
P.O.Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free Tel # for domestic callers:
1-888-BNY-ADRs

International Calls can call:
610-312-5315
E-mail:shareowner-svcs@bankofny.com
Websites:http://www.adrbny.com
or:http://www.stockbny.com

Publications

The Company's interim and annual reports are published in September and April respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission before 30 June.

Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

People's Republic of China:
Sinopec Shanghai Petrochemical Company Limited
Secretary Office of the Board of Directors
48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code: 200540
Tel: (8621)5794 3143
Fax: (8621)5794 0050

Outside of PRC:
Rikes Communications Limited
(an affiliate of Edelman Public Relations Worldwide)
Rm 701, Wanchai Central Building
89 Lockhart Road
Wanchai
Hong Kong
Tel: (852)2520 2201
Fax: (852)2520 2241

